As filed with the Securities and Exchange Commission on October 19, 2016

Securities Act File No. 333-186877
Investment Company Act File No. 811-22807

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO.
☒ POST-EFFECTIVE AMENDMENT NO. 8
and/or
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ AMENDMENT NO. 15
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Pathway Energy Infrastructure Fund, Inc.
(Exact Name of Registrant as Specified in the Charter)
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10 East 40th Street, 42nd Floor
New York, NY 10016
(Address of Principal Executive Offices)
(212) 448-0702
(Registrant’s Telephone Number, Including Area Code)
M. Grier Eliasek
Pathway Energy Infrastructure Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name and address of agent for service)
COPIES TO:
Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593
_________________________________

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒
It is proposed that this filing will become effective (check appropriate box):    ☒ when declared effective pursuant to section 8(c).
If appropriate, check the following box:
☐    This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐    This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is            .

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS     SUBJECT TO COMPLETION, DATED October 19, 2016
Maximum Offering of 100,000,000 Shares
We are an externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended. Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We expect to seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, that is net assets plus borrowings, in securities of companies that operate primarily in the energy and related infrastructure and industrial sectors, which we refer to as “Energy companies.” This investment strategy may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior written notice and make a corresponding change to our name. As part of our investment objective to generate current income, we may invest up to 20% of our total assets in other securities, including up to 15% in the equity and junior debt tranches of a type of pools of broadly syndicated loans known as Collateralized Loan Obligations, or “CLOs.” The CLOs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate, mortgages, sub-prime debt, or consumer based debt.  To the extent available, we will seek out CLOs that have a greater exposure to investments in Energy companies than a typical CLO.

We intend to elect to be treated for federal income tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by Pathway Energy Infrastructure Management, LLC, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission and is an affiliate of ours. Pathway Energy Infrastructure Management, LLC oversees the management of our activities and is responsible for making investment decisions for our portfolio. Our administrator, Prospect Administration LLC, provides administration services necessary for us to operate.

Through Provasi Capital Partners LP, an affiliate of our investment adviser and the dealer manager for this offering, we are offering up to 100,000,000 shares of our common stock (our “shares”) in this offering at a current offering price of $15.00 per share. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $1,000 of our shares.

We are offering our shares on a continuous basis at a current offering price of $15.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Our net asset value will be determined by our board of directors in accordance with the 1940 Act pursuant to a written policy. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current net offering price, we will reduce our offering price accordingly and provide a corresponding explanation to our investors. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary. Therefore, persons who tender subscriptions for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. See “Risk Factors—Risks Related to an Investment in Our Shares” for more information regarding changes in our net asset value.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. Shares of publicly traded closed-end investment companies frequently trade at a discount to their net asset value. If our shares ever trade, they may trade at a discount to net asset value. If our shares ever begin trading publicly and trade at a discount to our net asset value, it will increase the risk of loss for purchasers in this offering. See “Risk Factors” beginning on page 27 to read about the risks you should consider before buying our shares, including the risk of leverage.

•	Our shares will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.

•	If you are able to sell your shares, you will likely receive less than your purchase price.

•	Our shares are not currently listed on any securities exchange, and we do not expect a secondary market in the shares to develop in the foreseeable future, if ever.

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We intend to, but are not obligated to, implement a share repurchase program, but we will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. In addition, we intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan.

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You will have no right to require us to repurchase your shares or any portion thereof. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See “Share Repurchase Program.” Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur for up to three years following the completion of this offering, if at all.

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This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors.

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The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there is no assurance that we will complete a liquidity event within our proposed timeframe or at all. Accordingly, you may be unable to sell your shares and receive proceeds until at least 2017 and potentially thereafter. As a result of the foregoing, an investment in our shares is not suitable for investors that require liquidity. See “Liquidity Strategy.”

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

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Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

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Our distributions to stockholders may be funded from expense support payments provided by our adviser that are subject to repayment to our adviser if certain conditions are met. Our distributions may not be based on our investment performance and may not continue in the future. The reimbursement of these payments to our adviser (if any such reimbursements are made) would reduce the future distributions to which you would otherwise be entitled.

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Purchasers of our shares are subject to dilution as a result of expenses we will incur in connection with this offering. In addition, we intend to continue to issue shares, which subjects your ownership percentage in us to further dilution. See “Risk Factors—Risks Related to an Investment in Our Shares—Investors in this offering will incur dilution” and “—Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.”

This prospectus contains important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. We have filed with the SEC a statement of additional information dated as of the date of this prospectus, as may be amended (“SAI”), containing additional information about us. The SAI is incorporated by reference in its entirety into this prospectus. See “Available Information” for a listing of the contents of the SAI. We will also file annual, semi-annual and quarterly reports, proxy statements and other information about us with the Securities and Exchange Commission, or the “SEC.” This information and the SAI will be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.pathway-energyfund.com. The SEC also maintains a website at www.sec.gov that contains the SAI, and any amendments thereto, and other information regarding us.

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	Per Share	Total Maximum
Price to Public(1)	$15.00	$1,500,000,000
Sales Load(2)	$1.20	$120,000,000
Proceeds to the Registrant and Other Persons(3)	$13.80	$1,380,000,000

(1)	Assumes all shares are sold at the current offering price per share.

(2)
This table assumes that all shares sold in this offering are Class R shares that incur a full sales load. The sales load includes 6.0% of selling commissions and 2.0% of dealer manager fees. The “dealer manager fee” refers to the portion of the sales load available to participating broker-dealers for assistance in selling and marketing our shares. Under certain circumstances, as described in this prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in connection with certain purchases. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. See “Plan of Distribution.”

(3)
Before expenses incurred in connection with the offering and distribution of the shares offered hereby. We estimate that we will incur approximately $22.5 million of expenses if the maximum number of shares is sold.

The date of this prospectus is                    , 2016.
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Provasi Capital Partners LP

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares, including, to the extent permitted under the rules and regulations of the SEC, by filing an amendment to the registration statement with the SEC if our net asset value declines more than 10% from our net asset value as of the effective date of this registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews such amendment, until the registration statement, as amended, is declared effective.
Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”
You should rely only on the information contained in this prospectus. Neither we nor the dealer manager have authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our shares. If there is a material change in the affairs of our company, we will amend or supplement this prospectus.

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PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our shares.
Unless otherwise noted, the terms “we,” “us,” “our,” and the “Company” refer to Pathway Energy Infrastructure Fund, Inc.; the term the “Adviser” refers to Pathway Energy Infrastructure Management, LLC; the term “Prospect Capital Management” refers to Prospect Capital Management L.P.; the term “Priority Income Fund” refers to Priority Income Fund, Inc.; the term “Priority Senior Secured Income Management” refers to Priority Senior Secured Income Management, LLC; the term “Behringer Harvard” refers to Behringer Harvard Holdings, LLC; and the terms “Prospect Administration” and the “Administrator” refer to Prospect Administration LLC. In addition, in this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.
Unless otherwise specified, this prospectus assumes that each investor will purchase Class R shares and that such purchase will incur a full sales load.
Pathway Energy Infrastructure Fund, Inc.
We are an externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act. As such, we are required to comply with certain regulatory requirements. See “Regulation” in the statement of additional information, or SAI. We are managed by Pathway Energy Infrastructure Management, LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, which oversees the management of our activities and is responsible for making investment decisions for our portfolio. We intend to elect to be treated for federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, that is net assets plus borrowings, in securities of companies that operate primarily in energy and related infrastructure and industrial sectors, which we refer to as “Energy companies.” We consider Energy companies to be (a) those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, supply, distribution, mining, transmission, servicing, industrial products and services, energy efficiency, management, generation or marketing of natural gas, natural gas liquids, crude oil, liquefied natural gas, refined petroleum products, gasoline, diesel fuel, electricity, renewable energy, coal or power, as well as (b) other energy related industrial companies defined as businesses engaged in, but not limited to, manufacturing, refined products, chemicals, infrastructure, materials, logistics, marketing, waste, environmental, equipment rental, contracting, staffing, software, and other products and services that derive more than 50% of their revenues, gross or net profit or EBITDA from companies defined in (a) above. This investment strategy may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior written notice and make a corresponding change to our name. We primarily invest in Energy companies that we believe have, or are connected to, an infrastructure, an underlying asset base and/or cash flow so as to enhance downside protection for our investments. Our primary area of focus is Energy companies in the upstream, midstream, downstream, service and equipment and power sub-sectors of the energy industry, which include the following:

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Upstream businesses that develop and extract energy resources, including natural gas, natural gas liquids, crude oil and coal from onshore and offshore geological reservoirs as well as from renewable sources, including agricultural, thermal, solar, wind and biomass;

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Midstream businesses that gather, process, store, transport and transmit energy resources and their byproducts in a form that is usable by refining, processing, power generation, utility, petrochemical, industrial and gasoline customers, including pipelines, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

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Downstream businesses that refine, market and distribute energy, such as customer-ready natural gas, natural gas liquids, gasoline, diesel and jet fuel to end-user customers, and customers engaged in the generation, transmission and distribution of electricity;

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Service and equipment businesses that provide services and/or equipment to aid in the exploration and production of crude oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets;

•	Power businesses that generate, transmit and distribute power and electricity; and

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Other energy related industrial businesses that engage in, but are not limited to, manufacturing, chemicals, infrastructure, materials, logistics, marketing, waste and environmental services and that sell products and provide services and/or equipment to Energy companies described above.

As part of our investment objective to generate current income, we may invest up to 20% of our total assets in other securities, including up to 15% in the equity and junior debt tranches of a type of pools of broadly syndicated loans known as Collateralized Loan Obligations, or “CLOs.” The CLOs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate, mortgages, sub-prime debt, or consumer based debt.  To the extent available, we seek out CLOs that have a greater exposure to investments in Energy companies than a typical CLO.
A CLO is a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term, financing with specified financing terms, including floating interest rates at a stated spread to LIBOR. See “Risk Factors—Risks Related to Our Investments—Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments” and “—Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.” The equity tranche represents the most junior tranche in the CLO capital structure. The equity tranche is typically not rated and is subordinated to the debt tranches. The holders of equity tranche interests are typically entitled to any cash reserves that form part of the structure at the point at which such reserves are permitted to be released. The equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the CLO and servicing of the debt securities.
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to meet our investment objective by:

•	utilizing the experience and expertise of our Adviser in sourcing, evaluating and structuring transactions;

•	employing a conservative investment approach focused on current income and long-term investment performance;

•	focusing primarily on debt investments in a broad array of private or public Energy companies within North America;

•	making select equity investments in certain Energy companies that have consistent dividends and growth potential, including companies in which we hold debt investments;

•	investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and preempt negative events within our portfolio.
We seek to maximize returns to our investors by applying rigorous credit analysis and asset-based lending techniques to make and monitor our investments in asset intensive Energy companies.
Our portfolio is comprised primarily of income-oriented securities, which includes debt securities and income-focused preferred and common equity interests, of private or public Energy companies within North America. We dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured floating rate loans) and less invested in other types of credit instruments. These securities are generally rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. We currently intend to initially weight our portfolio towards senior secured and unsecured debt. In addition to investments purchased from other dealers or investors in the secondary markets, we expect to invest in self-originated investments as we believe this should provide us with the ability to tailor investments to best match an issuer’s needs with our investment objectives. Our portfolio may also be comprised of select income-focused preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe should produce both current income and long-term capital appreciation. These income-focused preferred or common equity interests may include interests in A) master limited partnerships, or MLPs and B) private companies. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly traded, (iii) satisfy certain requirements to be treated as partnerships for federal income tax purposes and (iv) primarily own and operate midstream and upstream energy and related infrastructure assets. Where we hold equity investments in companies, we may also hold senior secured and/or unsecured debt investments in such companies.
Under current market conditions, we expect that our investments will generally range in size from $3 million to $25 million, although this investment size may vary proportionately as the size of our capital base changes and will ultimately be at the discretion of our Adviser, subject to oversight by our Board of Directors. Prior to raising sufficient capital, we may make significantly smaller investments to have a diversified portfolio for RIC qualification purposes.
On August 25, 2015, we satisfied our minimum offering requirement by selling over $3.25 million of shares, including over $2.5 million of shares to persons not affiliated with us or our Adviser, and as a result, admitted our initial investors as stockholders, broke escrow and commenced making investments.
Our Adviser manages our investments and its affiliate, Prospect Administration, provides the administrative services necessary for us to operate.
Status of Our Ongoing Public Offering
Since commencing our initial public offering and through October 14, 2016, we have sold 489,423 of our common stock for gross proceeds of approximately $7.3 million, including approximately $0.2 million contributed by principals of our Adviser. The following table summarizes the sales of our common stock on a quarterly basis since we formally commenced investment operations in August 2015. Dollar amounts are presented in thousands, except per share data:

Quarter Ended	Shares Sold	Average Price per Share(1)	Gross Proceeds
Fiscal 2016
September 30, 2015	251,191	$14.76	$3,707
December 31, 2015	89,612	14.95	1,340
March 31, 2016	59,760	14.96	894
June 30, 2016	40,081	14.99	601
Total Fiscal 2016	440,644	$14.85	$6,542

Fiscal 2017
September 30, 2016	40,045	$15.00	$601
December 31, 2016 (through October 14, 2016)	8,734	15.00	131
Total Fiscal 2017	48,779	15.00	732
Total	489,423	$14.86	$7,274
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(1) Class R, Class RIA and Class I shares were sold at a price of $15.00, $14.10 and $13.80 per share, respectively, for net proceeds of $13.80 per share for each class.

About Our Adviser
We are managed by Pathway Energy Infrastructure Management, LLC pursuant to an Investment Advisory Agreement (the “Investment Advisory Agreement”). Our Adviser is owned 50% by Prospect Capital Management, an asset management firm and registered investment adviser under the Advisers Act, and 50% by Behringer Harvard, a national sponsor of alternative investment products designed for the individual and institutional investor. Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals from the investment and operations team of Prospect Capital Management. These individuals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. Prospect Capital Management also manages Prospect Capital Corporation, a business development company traded on the NASDAQ Global Select Market. See “Risk Factors—Risks Related to our Adviser and Its Affiliates.” Prospect Capital Corporation commenced operations on July 27, 2004, focusing on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, and equity of a broad portfolio of U.S. companies. Prospect Capital Corporation had total assets of approximately $6.3 billion as of June 30, 2016 and capital under management of approximately $7.2 billion (including undrawn credit facilities) as of June 30, 2016. Our Adviser’s professionals also manage Priority Income Fund, an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, including via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated.
Our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments in Energy companies and have developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. Such parties also have extensive knowledge of the managerial, operational and regulatory requirements of publicly registered investment companies. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management, Prospect Administration and Behringer Harvard and may retain additional personnel as our activities expand. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team. See “Investment Objective and Strategy—About Our Adviser.” All references to our Adviser’s professionals in this prospectus or the SAI refer to the executive officers of our Adviser and the professionals made available to our Adviser by Prospect Capital Management. See “Management” and “Portfolio Management.” We believe that this depth of experience and disciplined investment approach will help our Adviser to successfully execute our investment strategy. See “Management” and “Portfolio Management” for biographical information regarding our Adviser’s professionals.
All investment decisions will be made by our Adviser’s professionals. Our Board of Directors, including a majority of independent directors, will oversee and monitor our investment performance and relationship with our Adviser. See “Investment Advisory Agreement.”
Risk Factors
An investment in our shares involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in our shares. The following are some of the risks an investment in us involves:

•	We have only a limited operating history and are subject to business risks and uncertainties, including the risk that we will not achieve or investment objective.

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While the management team of our Adviser consists of personnel from the investment and operations team of Prospect Capital Management, the adviser to Prospect Capital Corporation, a RIC, and of Prospect Administration, our Adviser has limited prior entity experience managing a registered closed-end management investment company or a RIC. Therefore, our Adviser may not be able to successfully operate our business or achieve our investment objective.

•	Capital markets may experience periods of disruption and instability. These conditions may make it more difficult for us to achieve our investment objective.

•	The downgrade of the U.S. credit rating and economic crisis in Europe could negatively impact our business, financial condition and earnings.

•	We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for an investor to sell his or her shares.

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Our securities are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, likely in limited circumstances, as a result of transfers of shares to other investors.

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While we intend to conduct quarterly repurchase offers for a limited number of our shares pursuant to our share repurchase program beginning with the first calendar quarter following the one-year anniversary of achieving the minimum offering requirement, we may suspend or terminate the share repurchase program at any time.

•	Unlike most closed-end investment companies, our shares may not be listed on any securities exchange.

•	Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how we perform.

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If you are able to sell your shares to a third party, you may receive less than your purchase price and the current net asset value per share. Although we expect to implement a share repurchase program, it may be discontinued at any time and only a limited number of shares will be eligible for repurchase. See “Share Repurchase Program.”

•	If you may need access to the money you invest, our shares are not a suitable investment because you may not have access to the money you invest for an indefinite time. See “Liquidity Strategy.”

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Distributions may be funded from the capital you invest, or from borrowings, if we do not have sufficient earnings. Any invested capital that is returned to you will be reduced by our fees and expenses, as well as the sales load.

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Even if we eventually list our shares on an exchange, shares of closed-end funds frequently trade at a discount from net asset value and this creates a risk of loss for investors who purchase our shares at the current offering price. This risk is separate and distinct from the risk that our net asset value will decrease.

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The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes. Such a return of capital is not immediately taxable, but reduces your tax basis in our shares, which may result in higher taxes for you even if your shares are sold at a price below your original investment.

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Our distributions to stockholders may be funded from expense support payments provided by our Adviser that are subject to repayment to our Adviser if certain conditions are met. Our distributions may not be based on our investment performance and may not continue in the future. The reimbursement of these payments to our Adviser (if any such reimbursements are made) would reduce the future distributions to which you would otherwise be entitled.

•	We intend to qualify as a RIC but may fail to do so. Such failure would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance

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As a result of the annual distribution requirement to qualify as a RIC, we will likely need to continually raise equity, make borrowings or sell existing investments to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.

•	We are subject to financial market risks, including changes in interest rates, which may have a substantially negative impact on our investments.

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A significant portion of our portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there may be uncertainty as to the value of our investments.

•	An investment strategy focused in part on privately-held companies presents certain challenges, including the lack of available information about these companies.

•	Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. securities.

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Our investment strategy is to invest, under normal circumstances, at least 80% of our assets in securities of Energy companies, with a primary objective of generating current income. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of environmental, regulatory, political and general market risks, which will impact our financial performance.

•	Continuation of the current decline in oil and natural gas prices for a prolonged period could have a material adverse effect on us.

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We invest primarily in income-oriented securities of private or public Energy companies within the United States, including middle market companies. Our investments in these companies may be risky and we could lose all or a portion of our investment.

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The senior debt in which we invest will typically be secured by assets of the issuing company. The collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company which may lead to a loss in principal. Subordinated debt investments are typically unsecured, as are preferred and common equity interests, and this may involve a heightened level of risk, including a loss of principal or the loss of the entire investment.

•	We will be exposed to leveraged credit risk.

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We may enter into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

•	Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.

•	We may invest in assets with no or limited performance or operating history.

•	We are exposed to underlying borrower fraud through our portfolio securities.

•	Our investments are subject to prepayments and calls, increasing re-investment risk.

•	Our investments in the equity and junior debt tranches of CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.

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CLOs typically will have no significant assets other than their underlying senior secured loans; payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

•	Our investments in the equity and junior debt tranches of CLOs are exposed to leveraged credit risk.

•	There is the potential for interruption and deferral of cash flow from investments in the equity and junior debt tranches of CLOs.

•	The payment of underlying portfolio manager fees and other charges on investments in the equity and junior debt tranches of CLOs could adversely impact our returns.

•	The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.

•	Our investments in the equity and junior debt tranches of CLOs are subject to prepayments and calls, increasing re-investment risk.

•	We have limited control of the administration and amendment of senior secured loans owned by the CLOs in which we invest.

•	We have limited control of the administration and amendment of any CLO in which we invest.

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Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.

•	Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.

•	We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.

•	We established the initial offering price for our shares on an arbitrary basis, and the initial offering price may not accurately reflect the value of our assets.

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We have not identified specific investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our investments prior to purchasing our shares.

•	We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

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The dealer manager in our continuous offering has limited experience selling shares on behalf of a registered closed-end management investment company and may be unable to sell a sufficient number shares for us to achieve our investment objective.

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Because the dealer manager is an affiliate of our Adviser, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a stockholder.

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The potential for our Adviser to earn incentive fees under the Investment Advisory Agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests, and, since the base management fee is based on average total assets, our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. These incentives, including the hurdle rate and catch-up provision, create an inherent conflict.

•	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.

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Our Adviser and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in our stockholders’ best interests.

•	Our ability to enter into transactions with our affiliates will be restricted.

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The purchase price at which you may purchase shares will be determined at each closing date. As a result, such purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.

•	We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

•	Investors in this offering will incur dilution.

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In the event of a non-permanent decline in our net asset value, our Board of Directors may elect not to reduce our net offering price per share. As a result, your purchase price may be higher than our current net asset value per share.

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We may borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments and magnifies the potential for loss on amounts invested, therefore increasing the risks associated with investing in our shares.

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Our investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of investments, which would magnify the effect of any losses suffered by a few of these investments.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares.
Investment Strategy
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, that is net assets plus borrowings, in securities of Energy companies.
We consider Energy companies to be (a) those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, supply, distribution, mining, transmission, servicing, industrial products and services, energy efficiency, management, generation or marketing of natural gas, natural gas liquids, crude oil, liquefied natural gas, refined petroleum products, gasoline, diesel fuel, electricity, renewable energy, coal or power, as well as (b) other energy related industrial companies defined as businesses engaged in, but not limited to, manufacturing, refined products, chemicals, infrastructure, materials, logistics, marketing, waste, environmental, equipment rental, contracting, staffing, software, and other products and services that derive more than 50% of their revenues, gross or net profit or EBITDA from companies defined in (a) above. This investment strategy may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior written notice and make a corresponding change to our name. In accordance with the best interests of our stockholders, our Adviser will continue to monitor our targeted investment mix as economic conditions evolve. We may invest up to 20% of our total assets in other securities, including up to 15% in the equity and junior debt tranches of a type of pools of broadly syndicated loans known as Collateralized Loan Obligations, or “CLOs.” The CLOs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate, mortgages, sub-prime debt, or consumer based debt.  Our investments in the equity and junior debt tranches of CLOs will be subordinated to senior loans and are generally unsecured. We may invest in debt and equity positions of CLOs which are a form of securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches. Our CLO investments will be derived from portfolios of corporate debt securities which are generally risk rated from BB to B.
When identifying prospective portfolio companies, we focus primarily on the attributes set forth below, which we believe should help us generate attractive total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

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Significant/meaningful asset value. We invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success, or factors beyond the control of a portfolio company. We focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under- exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

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Defensible market positions. We invest in companies that have developed strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantage through scale, scope, customer loyalty, asset base, product pricing or product quality, thereby minimizing business risk and protecting profitability.

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Proven management teams. We focus on companies that have experienced management teams with an established track record of success. We typically require our portfolio companies to have proper incentives in place to align management’s goals with ours.

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Commodity price management. We invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly-rated counterparties, contracts such as power purchase agreements, or PPAs, or tolling agreements and other instruments that seek to minimize the company’s exposure to significant commodity price swings.

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Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and sub-sectors within the universe of Energy companies, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate impact on the performance of our portfolio.

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Viable exit strategy. We attempt to invest a majority of our assets in securities that may be sold in a privately negotiated over-the-counter market or public market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

We will be subject to certain regulatory restrictions in making our investments. We have received an exemptive order from the SEC (the “Order”) granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions  - Allocation of Investments” in the statement of additional information.
To seek to enhance our returns, we may borrow money from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition, including before we have fully invested the initial proceeds of this offering. We currently expect to use leverage in an aggregate amount up to 33 1/3% of our total assets, which includes assets obtained through such leverage, although we may increase our leverage under the 1940 Act. See “Regulation” in the SAI. We do not intend to issue preferred shares in the 12 months following effectiveness of the registration statement, of which this prospectus forms a part, or, thereafter, until after the proceeds of this offering are substantially invested in accordance with our investment objective. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock. See “Risk Factors—Risks Related to Debt Financing” for a discussion of the risks inherent to employing leverage.
While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure initially is appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange. In addition, we believe that this continuous offering may allow us to raise a greater amount of proceeds over an extended time frame than we could through a traditional firm commitment underwritten offering, in view of our lack of an operating history or existing portfolio. Correspondingly, we believe that we may have a greater ability to raise capital on attractive terms through a traditional firm commitment underwritten offering after we have established an investment track record. To provide our stockholders with limited liquidity, we intend to, but are not obligated to, conduct quarterly repurchase offers pursuant to our share repurchase program beginning with the first calendar quarter following the one-year anniversary of the date that we met our minimum offering requirement. This will be the only method of liquidity that we offer prior to a liquidity event. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price.
Our shares are not currently listed on an exchange, and we do not expect a public market to develop for them in the foreseeable future, if ever.
We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. See “—Liquidity Strategy” for a discussion of what constitutes a liquidity event. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that we will complete a liquidity event within our proposed timeframe or at all.
See “Investment Objective and Strategy” for additional information regarding our investment strategy.

Market Opportunity
We believe that there are and will continue to be significant investment opportunities in income-oriented securities of private or public Energy companies within the United States that will provide attractive risk-adjusted returns compared to other types of investments. Such investments are expected to be made across all sub-sectors of the Energy markets, which markets include over 10,000 private companies and 1,000 public companies whose aggregate traded market capitalization exceeds $2 trillion.
Assets of Energy companies are growing both in size and importance to the U.S. and the global economy. According to the International Energy Agency’s (IEA) World Energy Outlook (2015 edition), world energy sector investment is projected to total $68 trillion from 2015-2040. This anticipated growth will need to be met with increased supply throughout the world. The International Energy Agency’s (IEA) World Energy Investments Outlook (2014 edition) estimates that nearly $40 trillion is required in energy supply infrastructure through 2035, of which 15% must be invested in the United States energy-supply infrastructure from 2014-2035 to support development of the long-lived energy assets that drive the production, transportation and use of energy and other commodities. Such investments are expected to be made across all sub-sectors of the energy and related infrastructure and industrial markets.

Across energy industry sub-sectors, we see multiple factors which will necessitate additional and continued capital infusion. Upstream companies face the inherent production declines of oil and natural gas reserves, which in turn require large annual capital inflows to replace naturally declining production. This is particularly true for the growing supply of natural gas and oil from the Permian, Utica, Niobara, Haynesville, Marcellus, Barnett, Bakken, Fayetteville and Eagle Ford shales, which in many cases have a first year production decline rate of over 75%. Developing many of these reservoirs requires increasingly complex drilling and completion techniques which cost considerably more than conventional techniques. The development of these new fields highlights that many of the midstream assets throughout the U.S. are aging and are not ideally located, requiring that additional infrastructure be built to ensure this new supply reaches market. We believe these investment opportunities could increase significantly due to potential environmental regulations that are expected to impact certain fossil-fuel generation, particularly coal generation which comprises more than a third of current U.S. generation. We believe such market dynamics across these sub-sectors will present a large and growing investment opportunity for us.
The Energy industry is a capital intensive industry that requires third party capital to support resource and infrastructure development. Third party capital from commercial lenders has become less available since the financial crisis due to increased scrutiny from regulators and pressure from shareholders that have together led to tighter lending standards. The recent decline in oil prices has also led to commercial banks reducing their traditional asset or reserve based lines of credit to Energy borrowers, which often serves as a near-term source of liquidity. Small and mid-size Energy companies have difficulty accessing debt capital from traditional sources as banks are under regulatory pressure and tranche size and liquidity are more important than ever for market participants and investors. We believe smaller Energy companies, including the non-investment grade segment of the market are likely to experience more difficulty in accessing the capital markets given the regulatory landscape and current commodity price environment.
The recent changes in commodity prices have impacted both primary new issuance in the capital markets and secondary trading levels. We believe the resulting capital dislocation has created attractive investment opportunities to provide capital on a proprietary and secured basis in the primary and secondary debt markets.
We believe that this large and diversified asset class maintains attractive and distinct investment characteristics, including stable cash flows, high barriers to entry and steady interest payments and distributions with attractive growth profiles.
Potential Competitive Strengths
We believe that we offer our investors the following potential competitive strengths:
Established platform with seasoned investment professionals. We will benefit from the wider resources of our Adviser through the personnel it utilizes from Prospect Capital Management, which is focused on sourcing, structuring, executing, monitoring and exiting a broad range of investments. We believe these personnel possess market knowledge, experience and industry relationships that enable them to identify potentially attractive investment opportunities in Energy companies.
Long-term investment horizon. Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.
Our Adviser’s transaction sourcing capability. Our Adviser seeks to leverage its professionals’ significant access to transaction flow. Our Adviser seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints imposing certain restrictions on co-investment with affiliates, also through our Adviser’s proprietary origination channels. These include significant contacts to participants in the credit and leveraged finance marketplace, which it can draw upon in sourcing investment opportunities for us. With respect to syndicate and club deals, our Adviser has access to a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Our Adviser seeks to leverage its investment professionals’ long-standing personal contacts within the energy industry to generate access to a substantial amount of originated transactions with attractive investment characteristics, including contacts with private equity sponsors and finance intermediaries. We believe that the broad network available to our Adviser should produce a significant amount of investment opportunities for us.
Efficient tax structure. As a regulated investment company, or “RIC,” we generally will not be required to pay federal income taxes on any ordinary income or capital gains that we receive from our investments and distribute to our stockholders as dividends. Because we are not required to pay federal income taxes on our income or capital gains that we distribute to our stockholders, we expect to be able to offer investment terms to potential issuers that are comparable to those offered by our corporate-taxpaying competitors, and achieve after-tax net returns that are often greater than their after-tax net returns. Furthermore, tax-exempt investors in our shares who do not finance their acquisition of our shares with indebtedness should not be required to recognize unrelated business taxable income, or “UBTI,” unlike certain direct investors in MLPs. We expect to form wholly owned taxable subsidiaries to make or hold certain investments in non-traded limited partnerships. Although, as a RIC, dividends received by us from taxable entities and distributed to our stockholders will not be subject to federal income taxes, any taxable entities we own will generally be subject to federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.
Disciplined, income-oriented investment philosophy. Our Adviser employs a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
Investment expertise across all levels of the corporate capital structure. We believe the personnel available to our Adviser have broad expertise and experience investing in companies, managing high-yielding debt and equity investments in Energy companies and have developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform well in a broad range of economic conditions.
Plan of Distribution
This is a continuous offering of our shares as permitted by the federal securities laws. We are offering to the public three classes of shares, Class R shares, Class RIA shares and Class I shares. We are offering to sell any combination of our shares, with an aggregate number of shares up to the maximum offering of shares. The classes of shares differ with respect to the sales load you must pay. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock.
We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.
We are offering our shares on a continuous basis at a current offering price of $15.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Our net asset value will be determined by our board of directors in accordance with the 1940 Act pursuant to a written policy. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current net offering price, we will reduce our offering price accordingly and provide a corresponding explanation to our investors. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.pathway-energyfund.com.
In addition, a non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share plus selling commissions, dealer manager fees and organizational and offering expenses. If, instead, our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of selling commissions, dealer manager fees and organizational and offering expenses, which represents a premium to the net asset value per share of greater than 2.5%.
Provasi Capital Partners LP acts as the dealer manager in connection with the sale of shares registered in this offering. The dealer manager was formed in 2001 and is an affiliate of our Adviser. Provasi Capital Partners LP also serves as the dealer manager in the initial public offering of shares of common stock of Priority Income Fund, a registered closed-end investment company and our affiliate.
To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $1,000 and pay such amount at the time of subscription. You should make your check payable to “Pathway Energy Infrastructure Fund, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. See “—How to Subscribe.”
How to Subscribe
Investors seeking to purchase our shares should proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

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Complete the execution copy of the subscription application provided by your financial representative. A specimen copy of the subscription application, including instructions for completing it, is included in this prospectus as Appendix A.

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Deliver a check for the full purchase price of the shares being subscribed for made out to “Pathway Energy Infrastructure Fund, Inc.” along with the completed subscription application, to the participating broker-dealer or registered investment adviser. The participating broker-dealer or registered investment adviser, as the case may be, should deliver or mail your check and subscription application to:

Via Mail:	Via Express/Overnight Delivery:
Pathway Energy Infrastructure Fund, Inc.	Pathway Energy Infrastructure Fund, Inc.
c/o Behringer Investor Services	c/o Behringer Investor Services
P.O. Box 219768	430 West 7th Street
Kansas City, MO 64121-9768	Kansas City, MO 64105-1407
866-655-3650	866-655-3650
After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.
By executing the subscription agreement and paying the total purchase price for the shares subscribed for, each investor attests that he meets the requirements as stated in the subscription agreement and agrees to be bound by all of its terms.
Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers within such timeframe without deduction for any expenses.
An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Use of Proceeds
We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private or public U.S. companies, with a primary objective of generating current income, in accordance with our investment objective and using the strategies described in this prospectus. The remainder we expect to be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide variation in our portfolio, including the variation necessary to meet the asset diversification requirements applicable to RICs. See “Risk Factors—Federal Income Tax Risks.”
We estimate that it will take up to six months for us to substantially invest the net proceeds from each closing of this continuous offering, depending on the availability of attractive opportunities and market conditions. However, we can offer no assurance that we will be able to achieve this goal. Pending such use, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our election to be taxed as a RIC. See “Use of Proceeds.”
Share Repurchase Program
Our shares are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price.
Beginning with the first calendar quarter following the one-year anniversary of the date that we met the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our Board of Directors unless, in the judgment of our Board of Directors, such repurchases would not be in our best interests or in the best interests of our stockholders, or would violate applicable law. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first closing in such month for the sale of shares in this offering. We will conduct such repurchase offers in accordance with the requirements of Regulation 14E and Rule 13e-4 under the Exchange Act and the 1940 Act. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.
We will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted below. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. In addition, we intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan. We will offer to repurchase such shares at a price equal to the net asset value per share of our common stock as of the date of repurchase.
In connection with its consideration of whether to repurchase shares, our Board of Directors will consider any requests it has received from stockholders. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. Further, we will not be obligated to repurchase shares if doing so would violate restrictions on distributions under applicable federal or Maryland law prohibiting distributions that would cause us to fail to meet statutory tests of solvency. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.
While we intend to conduct quarterly repurchase offers of our shares as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See “Share Repurchase Program.”
Liquidity Strategy
We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a firm commitment underwritten offering followed by a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” Prior to completing a liquidity event, we expect to explore the foregoing alternatives, among others, with investment banks and financial advisors to determine what type of liquidity event is in the best interest of our stockholders. When making such a determination, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. While our intention is to pursue a liquidity event immediately following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that a suitable transaction will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all.
Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.
Advisory Fees
Our Adviser is compensated for its services. Under the Investment Advisory Agreement, our Adviser is entitled to a fee consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.0% of our total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees.”
Expense Support and Conditional Reimbursement Agreement
On March 30, 2016, we entered into a Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with our Adviser, whereby our Adviser has agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less the sum of our net investment income, the net realized capital gains/losses, and dividends and other distributions paid to us from our portfolio investments during such period. Prior to the the third amendment and restatement of the Expense Support Agreement on March 29, 2016, gross unrealized losses were included in the calculation to arrive at the amount of operating expenses for which we would be reimbursed. The purpose of the Expense Support Agreement is to minimize such distributions from us being characterized as returns of capital for U.S. GAAP purposes and to reduce operating expenses until we have raised sufficient capital to be able to absorb such expenses. However, such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.
Deferral of Certain Organization and Offering Expense Reimbursement Payments
Under the Investment Advisory Agreement, our Adviser is entitled to receive reimbursement from the Company of organization and offering expenses it has paid on our behalf in an amount of up to 5.0% of the aggregate gross proceeds of the offering of our securities until all of the organization and offering expenses incurred and/or paid by our Adviser have been recovered. On September 2, 2014, our Adviser agreed to reduce such reimbursement and accept a maximum of 2.0% of the aggregate gross proceeds of the offering of our securities until all of the organization and offering expenses incurred and/or paid by our Adviser have been recovered. The Adviser will not recoup all of the organization and offering expenses it has paid on our behalf if we do not raise a sufficient amount of capital.
Administration
We have entered into an administration agreement (the “Administration Agreement”) under which we have agreed to reimburse Prospect Administration for our allocable portion of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including furnishing us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities, as well as providing us with other administrative services. Prospect Administration is controlled by Prospect Capital Management, which owns 50% of our Adviser. In addition, we have entered into an investor services agreement (the “Investor Services Agreement”) under which we have agreed to reimburse a subsidiary of Behringer Harvard for providing investor relations support and related back-office services with respect to our investors.

Behringer Harvard owns 50% of our Adviser. Our Board of Directors will monitor payments we make pursuant to the Administration Agreement and Investor Services Agreement for compliance with the 1940 Act. See “Administration Agreements.”
Conflicts of Interest
Our Adviser and certain of its affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•
The directors, officers and other personnel of our Adviser and its affiliates allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating Prospect Capital Corporation and Priority Income Fund;

•
The compensation payable by us to our Adviser and other affiliates will be approved by our Board of Directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law and our charter and bylaws. Such compensation is payable, in most cases, whether or not our stockholders receive distributions;

•
We compete with certain affiliates for investments, including Prospect Capital Corporation and Priority Income Fund, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;

•
Regardless of the quality of the assets acquired or the services provided to us, or whether we make distributions to our stockholders, our Adviser will receive base management fees and reimbursement of routine non-compensation overhead expenses in connection with the management of our portfolio and may receive subordinated incentive fees in connection with the generation of net investment income;

•
Because the dealer manager, Provasi Capital Partners LP, is an affiliate of our Adviser, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;

•
The personnel of our Adviser and its affiliates allocate their time between assisting our Adviser in connection with identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in their capacity as personnel of Prospect Capital Management, the investment adviser to Prospect Capital Corporation, and Priority Senior Secured Income Management, the investment adviser to Priority Income Fund;

•
We may compete with other funds managed by affiliates of our Adviser for investment opportunities, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to us;

•
From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients (if any) for which our Adviser provides investment management services or carries on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;

•
Our Adviser and its respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objective may be similar to ours;

•
Prospect Capital Management and Behringer Harvard and their affiliates may have existing business relationships or access to material, non-public information that would prevent our Adviser from recommending certain investment opportunities that would otherwise fit within our investment objective;

•
Our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Adviser or its affiliates. Affiliates of our Adviser, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us; and

•
To the extent permitted by the 1940 Act and staff interpretations, our Adviser may seek to have us and one or more other investment accounts managed by our Adviser or any of its affiliates participate in an investment opportunity. We have received an exemptive order from the SEC (the “Order”) granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., subject to the conditions included therein.

Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions—Allocation of Investments” in the statement of additional information. These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.
Available Information
We file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.pathway-energyfund.com. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

Portfolio Update
We intend to continue to add securities to our portfolio as our offering progresses. The following is our investment portfolio as of June 30, 2016:

					June 30, 2016
Portfolio Investments	Industry	Sector (5)	Coupon/Yield	Legal Maturity	Principal Amount	Amortized Cost	Fair Value(2)	% of Net Assets

LEVEL 2 PORTFOLIO INVESTMENTS

Senior Unsecured Bonds

Bill Barrett Corp.(3)	Energy	Upstream	7.63%	10/1/2019	$250,000	$205,757	$204,063	3.4%
Brand Energy & Infrastructure Services, Inc.(3)	Energy	Industrial	8.50%	12/1/2021	250,000	230,375	239,249	4.0%
Calumet Specialty Products(3)	Energy	Downstream	7.75%	4/15/2023	300,000	278,782	212,625	3.6%
Carrizo Oil and Gas, Inc.(3)	Energy	Upstream	7.50%	9/15/2020	352,000	340,352	356,840	6.0%
Concho Resources LP(3)	Energy	Upstream	7.00%	1/15/2021	250,000	240,563	258,984	4.3%
CSI Compressco LP(3)	Energy	Services	7.25%	8/15/2022	400,000	323,727	328,500	5.5%
Ferrellgas Partners LP(3)	Energy	Downstream	8.63%	6/15/2020	400,000	400,399	401,374	6.7%
Gardener Driver, Inc.(3)	Energy	Industrial	6.88%	8/15/2021	250,000	222,978	227,188	3.8%
Global Partners LP (3)	Energy	Midstream	7.00%	6/15/2023	350,000	325,221	293,854	4.9%
Gulfport Energy Corp.(3)	Energy	Upstream	7.75%	11/1/2020	300,000	292,410	308,625	5.2%
Holly Energy Partners LP(3)	Energy	Midstream	6.50%	3/1/2020	300,000	295,214	304,124	5.1%
Laredo Petroleum, Inc.(3)	Energy	Upstream	7.38%	5/1/2022	500,000	497,554	501,875	8.4%
Martin Midstream Partners LP(3)	Energy	Midstream	7.25%	2/15/2021	400,000	378,950	368,750	6.2%
Memorial Production Partners LP(3)	Energy	Upstream	7.63%	5/1/2021	250,000	177,723	134,688	2.3%
NGL Energy Partners LP(3)	Energy	Midstream	6.88%	10/15/2021	250,000	245,116	221,029	3.7%
Northern Oil and Gas, Inc.(3)	Energy	Upstream	8.00%	6/1/2020	250,000	204,299	190,313	3.2%
PDC Energy, Inc.(3)	Energy	Upstream	7.75%	10/15/2022	350,000	351,494	365,240	6.1%
Rice Energy, Inc.(3)	Energy	Upstream	7.25%	5/1/2023	350,000	331,912	356,562	6.0%
RSP Permian, Inc.(3)	Energy	Upstream	6.63%	10/1/2022	300,000	289,527	309,750	5.2%
Weatherford International(3)	Energy	Services	9.88%	3/1/2039	350,000	322,249	319,125	5.3%
Western Refining Logistics LP(3)	Energy	Midstream	7.50%	2/15/2023	400,000	403,818	393,500	6.6%
WPX Energy, Inc.(3)	Energy	Upstream	7.50%	8/1/2020	350,000	343,136	350,655	5.9%
		Total Senior Unsecured Bonds				$6,701,556	$6,646,913	111.2%

Portfolio Investments	Industry	Sector (5)	Coupon/Yield	Legal Maturity	Principal Amount	Amortized Cost	Fair Value(2)	% of Net Assets
Senior Secured Bonds

Hexion Inc.(3)	Energy	Chemicals	6.63%	4/15/2020	$200,000	$187,661	$168,250	2.8%
Westmoreland Coal Co.(3)	Energy	Coal	8.75%	11/1/2022	400,000	325,151	299,500	5.0%
		Total Senior Secured Bonds				$512,812	$467,750	7.8%

		Total Level 2 Portfolio Investments				$7,214,368	$7,114,663	119.0%

LEVEL 3 PORTFOLIO INVESTMENTS

CLO - subordinated notes(1)

Carlyle Global Market Strategies CLO 2012-4(4)	Structured Finance	N/A	36.55%	1/20/2025	$150,000	$85,624	$91,245	1.5%
GoldenTree 2013-7A(4)	Structured Finance	N/A	33.90%	4/25/2025	250,000	171,712	172,311	2.9%
Madison Park Funding XIII, Ltd.(4)	Structured Finance	N/A	29.75%	1/19/2025	250,000	169,559	207,476	3.5%
Madison Park Funding XIV, Ltd.(4)	Structured Finance	N/A	23.45%	7/20/2026	250,000	189,355	207,236	3.5%
Octagon XXI, Ltd.(4)	Structured Finance	N/A	30.64%	11/14/2026	300,000	184,967	206,454	3.5%
Voya 2013-1, Ltd.(4)	Structured Finance	N/A	17.92%	1/20/2027	250,000	213,369	164,557	2.8%
Voya 2016-1, Ltd.(4)	Structured Finance	N/A	26.28%	4/15/2024	250,000	159,340	214,924	3.6%
		Total CLO - subordinated notes				$1,173,926	$1,264,203	21.2%

Total Level 3 Portfolio Investments						$1,173,926	$1,264,203	21.2%

Total Portfolio Investments						$8,388,294	$8,378,866	140.2%
Liabilities in excess of other assets							(2,402,511)	(40.2)%
Net Assets							$5,976,355	100.0%
(1) The CLO subordinated notes/securities, income notes and preference/preferred shares are considered equity positions in the CLOs. Equity investments are entitled to distributions, which are generally equal to the remaining cash flow of the payments made by the underlying loans less contractual payments to debt holders and expenses. The estimated yield indicated is based upon the current projection (as of June 30, 2016) of the amount and timing of these distributions and the estimated amount of repayment of the investment. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(2) Fair value is determined in good faith by the board of directors of the Company.
(3) Security or portion thereof is pledged as collateral supporting the amounts outstanding under the credit facility with BNP Paribas Prime Brokerage International, Ltd.
(4) Co-investment with another fund managed by an affiliate of the Adviser.
(5) The upstream sector includes businesses that locate, develop or extract energy in its most basic, raw form. The midstream sector includes businesses that process, gather, transport, ship, transmit or store raw energy resources or by-products in a form suitable for refining or power generation. The downstream sector includes businesses that refine, market or distribute energy to end-user customers.

Distributions
Subject to our Board of Directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a monthly basis beginning no later than the end of the first full calendar quarter after the minimum offering requirement was met. We will then calculate each stockholder’s specific distribution amount for the period using weekly record dates with each stockholder eligible to receive distributions beginning the week we accept the stockholder’s subscription for our shares. From time to time, we may also pay interim special distributions in cash or in our shares at the discretion of our Board of Directors. For example, our Board of Directors may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price below net asset value per share. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes. Such a return of capital is not immediately taxable, but reduces your tax basis in our shares, which may result in higher taxes for you even if your shares are sold at a price below your original investment. Each year a statement on Form 1099-DIV identifying the source of the distribution will be mailed to our U.S. stockholders. There can be no assurance that we will be able to pay distributions at a specific rate or at all. See “Material U.S. Federal Income Tax Considerations.”
We intend to make our ordinary distributions in the form of cash, out of assets legally available, unless stockholders elect to receive their distributions in additional shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares.
Based on the our regular weekly cash distribution amount of $0.01726 per share as of October 14, 2016 and our current public offering price of $15.00 per share as of such date, the annualized distribution rate to our stockholders as of October 14, 2016 was approximately 6%. The annualized distribution rate to our stockholders does not represent an actual investment return to our stockholders and may include income, realized capital gains and a return of investors’ capital. Our annualized distribution rate to our stockholders is subject to change and in the future may be greater or less than the annualized distribution rate set forth above. See “Selected Financial Data” and “Distributions.”
Distribution Reinvestment Plan
We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our Board of Directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares, rather than receiving the cash distributions. During this offering, we generally intend to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. In such case, your reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. See “Distribution Reinvestment Plan.” No commissions or fees will be assessed pursuant to our distribution reinvestment plan.
Taxation
We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information
Our principal executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York, 10016. We maintain a website at www.pathway-energyfund.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Recent Events
On June 20, 2016 our Board of Directors declared a series of distributions for the months of July through September 2016 of $0.01726 per share each. On October 6, 2016 our Board of Directors declared a series of distributions for the months of October through November 2016 of $0.01726 per share each. Stockholders of record as of each respective record date will be entitled to receive the distribution. Below are the details for each respective distribution:

Amount Per Share	Record Date	Payment Date
$0.01726	July 1, 2016	August 1, 2016
0.01726	July 8, 2016	August 1, 2016
0.01726	July 15, 2016	August 1, 2016
0.01726	July 22, 2016	August 1, 2016
0.01726	July 29, 2016	August 1, 2016
0.01726	August 5, 2016	August 29, 2016
0.01726	August 12, 2016	August 29, 2016
0.01726	August 19, 2016	August 29, 2016
0.01726	August 26, 2016	August 29, 2016
0.01726	September 2, 2016	October 3, 2016
0.01726	September 9, 2016	October 3, 2016
0.01726	September 16, 2016	October 3, 2016
0.01726	September 23, 2016	October 3, 2016
0.01726	September 30, 2016	October 3, 2016
0.01726	October 7, 2016	October 31, 2016
0.01726	October 14, 2016	October 31, 2016
0.01726	October 21, 2016	October 31, 2016
0.01726	October 28, 2016	October 31, 2016
0.01726	November 4, 2016	November 28, 2016
0.01726	November 11, 2016	November 28, 2016
0.01726	November 18, 2016	November 28, 2016
0.01726	November 25, 2016	November 28, 2016

During the period from June 30, 2016 through October 14, 2016, we made five additional investments in existing bond investments totaling $390,375.

During the period from June 30, 2016 through October 14, 2016, we have raised $673,144 of capital, net of offering proceeds, through the issuance of 48,779 shares.

We made an offer to purchase, dated September 14, 2016, up to $50,274 in aggregate amount of our issued and outstanding common shares. The offer began on September 22, 2016 and will expire at 12:00 Midnight, Eastern Time, on October 19, 2016. Payment will be made on or around October 25, 2016, at a purchase price of net asset value per share as of October 21, 2016.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Class R shares sold in this offering will bear directly or indirectly. You will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Pathway Energy Infrastructure Fund, Inc.,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.
Stockholder Transaction Expenses (as a percentage of offering price)(1)

Sales load to dealer manager(2)	8.00%
Offering expenses(3)	2.00%
Distribution reinvestment plan fees(4)	—
Total stockholder transaction expenses	10.00%
Annual expenses (as a percentage of average net assets attributable to shares)(1)

Management fee(5)	3.13%
Incentive fees payable under our Investment Advisory Agreement (up to 20% on net investment income, subject to a fixed preferred return of 6% annualized)(6)	—%
Interest payments on borrowed funds(7)	0.25%
Other expenses(8)	18.48%
Acquired fund fees and expenses(9)	1.18%
Total annual expenses	23.04%
Example
The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our shares. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a sales load of 8.0%, comprised of a selling commission of 6.0% and a dealer manager fee of 2.0%, with respect to shares sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)(6)	$289	$570	$759	$1,003
_____________________________________________

(1)
Amount assumes that we sell $2.1 million worth of our shares during the 12 months following June 30, 2016, which represents the average monthly rate of capital raising during the 3 months from April 1, 2016 to June 30, 2016 over 12 months. As of June 30, 2016, we had net assets of approximately $6 million. Assuming we raise an additional $2.1 million over the 12 months following June 30, 2016, we would receive net offering proceeds from such sales of $2 million (not including the conditional reimbursement of offering and organization costs to our Adviser), resulting in estimated net assets of $8 million and average net assets of $7 million, based on our net assets of $6 million as of June 30, 2016. The amount also assumes that we do not borrow funds during such period. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $2.1 million of our shares during the twelve months following June 30, 2016.

(2)	“Sales load” includes selling commissions of 6.0% and dealer manager fees of 2.0% payable upon a purchase of Class R shares.

(3)
Amount reflects maximum offering expenses to be paid by us of up to $2 million if we raise $100 million in gross proceeds. If we sell the maximum number of shares, we estimate we will incur offering expenses of 1.50% of gross offering proceeds.

(4)	The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”

(5)
Our base management fee under the Investment Advisory Agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 2.0% of the value of our average total assets, payable quarterly in arrears and based on the average value of our total assets as of the end of the two most recently completed calendar quarters). The figure in the table is calculated on the basis of our average total assets over the following twelve months. The amount also assumes that we do not borrow funds during such period. Includes routine non-compensation overhead expenses of our Adviser under the Investment Advisory Agreement (up to a maximum of 0.0625% of our total assets per quarter, or 0.25% per year). Routine non-compensation overhead expenses consist primarily of expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance. See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees.”

(6)
Based on our current business plan, it is possible that we may have net investment income that could result in the payment of a subordinated incentive fee to our Adviser in the following twelve months. However, the subordinated incentive fee payable to our Adviser is based on our performance and will not be paid unless we achieve certain performance targets. For example, the subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. As we cannot predict whether we will meet the necessary performance target, we have assumed that no subordinated incentive fee will be paid for purposes of this table. We expect the subordinated incentive fees we pay to increase to the extent we earn greater net investment income through our investments. Because the example above assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee would be payable in the following 12 months. See “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees” for a full explanation of how this incentive fee is calculated.

(7)
We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table is based on the amount of interest expense on our borrowings under the revolving credit facility with BNP Paribas Prime Brokerage International, Ltd. (the “Revolving Credit Facility”), which bears interest at an annual rate of three-month LIBOR plus 120 basis points with no minimum LIBOR floor. The average interest rate on borrowings under the Revolving Credit Facility for the year ended June 30, 2016 was 1.77%. We do not intend to issue preferred shares in the first 12 months following effectiveness of the registration statement, of which this prospectus forms, or, thereafter, until after the proceeds of this offering are substantially invested in accordance with our investment objective.

(8)
Other expenses include accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of our Administrator and fees payable to our independent directors. The amount presented in the table estimates the amounts that will be paid during the 12 months following June 30, 2016 and does not include preferred pricing arrangements we may receive from certain parties as a newly-formed entity. The estimate of our administrative costs is based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement. “Other expenses” does not include non-recurring expenses. See “Administration Agreements” and “Investment Advisory Agreement.”

(9)
Amount reflects the estimated annual asset management fees incurred indirectly by us in connection with our investment in CLOs during the next 12 months, including asset management fees payable to the collateral managers of CLO equity tranches and incentive fees due to the collateral managers of CLO equity tranches. The 4.88% is composed of 4.88% of collateral manager fees and zero incentive fees. The 4.88% of collateral manager fees are determined by multiplying 0.4912% (collateral managers fees historically paid) by 9.9 (the total leverage in such CLOs). However, such amounts are uncertain and difficult to predict. Future fees and expenses may be substantially higher or lower because certain fees and expenses are based on the performance of the CLOs, which may fluctuate over time. As a result of such investments, our stockholders may be required to pay two levels of fees in connection with their investment in our shares, including fees payable under our Investment Advisory Agreement, and fees charged to us on such investments.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at net asset value, we generally intend that participants in our distribution reinvestment plan during this offering will receive a number of our shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

COMPENSATION OF THE DEALER MANAGER AND THE ADVISER
The dealer manager receives compensation and reimbursement for services relating to this offering, and we compensate our Adviser for the investment and management of our assets. The most significant items of compensation, fees and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee and the subordinated incentive fee on income are calculated, see “Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (100,000,000 Shares)(1)
Fees to the Dealer Manager
Sales load selling commissions(2)	Up to 6.0% of gross offering proceeds from the offering; all selling commissions are expected to be re-allowed to participating broker-dealers.	$90.0 million
Dealer manager fee(2)	2.0% of gross proceeds, up to 1.15% of which may be re-allowed to participating broker-dealers.	$30.0 million
Reimbursement to Our Adviser
Other organization and offering expenses(3)
We reimburse our Adviser for the organizational and offering costs it has incurred on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee, accountable due diligence expenses borne by us to exceed 8.0% of the gross offering proceeds and the other organizational and offering expenses borne by us to exceed 2.0% of the gross offering proceeds as the amount of proceeds increases. If we issue the maximum amount offered, we estimate that these expenses would be $22.5 million, or 1.5% of the gross offering proceeds.

Our Adviser will be entitled to receive up to 2.0% of the gross proceeds raised from outside investors until all offering costs and organization costs funded by our Adviser or its affiliates have been recovered.
$22.5 million
Adviser Fees
Base management fee
The base management fee is calculated at an annual rate of 2.0% of our total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of our Adviser. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in any such other quarter as our Adviser shall determine. Because the base management fee is based on our total assets, our use of leverage would cause our annual base management fee to be proportionately higher.
$27.2 million annually

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (100,000,000 Shares)(1)
Subordinated incentive fee on income(5)
The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter, and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter (an annualized rate of 6.0%).(4)  No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the preferred quarterly return of 1.5% on the value of our net assets at the end of the immediately preceding calendar quarter. For any calendar quarter in which pre-incentive fee net investment income is greater than the preferred quarterly return, but less than 1.875%, the subordinated incentive fee on income shall equal the amount of pre-incentive fee net investment income in excess of the preferred quarterly return. This fee is referred to as the catch-up(5) and provides an increasing fee, but is in no event greater than the 20.0% of the pre-incentive fee net investment income, as the pre-incentive fee net investment income increases from a 1.5% to a 1.875% quarterly return on the value of our net assets at the end of the immediately preceding calendar quarter. For any calendar quarter in which the pre-incentive fee net investment income exceeds 1.875% of the value of our net assets at the end of the immediately preceding calendar quarter, the subordinated incentive fee on income shall equal 20.0% of pre-incentive fee net investment income.

These amounts cannot be estimated since they are based upon the performance of the assets held by the Company. The amount of any subordinated incentive fee on income will be reported by us in our financial statements filed with the SEC.

Other Expenses
Other operating expenses(4)
We will reimburse the expenses incurred by Prospect Administration in connection with its provision of administrative services provided to us, including the compensation payable by Prospect Administration to our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of Prospect Administration. We will also reimburse a subsidiary of Behringer Harvard for costs incurred under the Investor Services Agreement.
We have estimated these annual expenses to be approximately $0.7 million. Actual amounts may be lower or higher than this.
_______________________________________________________________________________

(1)	Assumes all shares are sold at the current offering price of $15.00 per share with no reduction in selling commissions or dealer manager fees.

(2)
This table assumes that all shares sold in this offering are Class R shares that incur a full sales load. The selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as directors or fiduciaries and sales to our affiliates. In particular, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. No selling commissions or dealer manager fees will be paid in connection with sales under our distribution reinvestment plan.

(3)
The organizational and offering expense reimbursement consists of costs incurred by our Adviser and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our participating broker-dealers, marketing expenses, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Adviser. Our Adviser shall be responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed 2.0% of the aggregate proceeds from the offering (exclusive of sales load, selling commissions and dealer manager fees), without recourse against or reimbursement by us. Under the investment advisory agreement between the Adviser and the Company, the Adviser is entitled to receive reimbursement from the Company of organization and offering expenses it has paid on behalf of the Company in an amount of up to 5.0% of the aggregate gross proceeds of the offering of the Company’s securities until all of the organization and offering expenses incurred and/or paid by the Adviser have been recovered. The Adviser has agreed to reduce such reimbursement and accept a maximum of 2.0% of the aggregate gross proceeds of the offering of the Company’s securities until all of the organization and offering expenses incurred and/or paid by the Adviser have been recovered.

(4)
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our investments. Accordingly, an increase in interest rates may make it easier for us to meet or exceed the subordinated incentive fee fixed preferred return and may result in an increase in the amount of incentive fees payable to our Adviser.

(5)
As the quarterly pre-incentive fee net investment income rises from 1.5% to 1.875%, the “catch-up” feature allows our Adviser to recoup the fees foregone as a result of the existence of the investor’s preferred quarterly return.

Certain of the advisory fees payable to our Adviser are not based on the performance of our investments. See “Investment Advisory Agreement” in this prospectus and “Certain Relationships and Related Party Transactions” in the SAI for a more detailed description of the fees and expenses payable to our Adviser, the dealer manager and its affiliates, and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING
Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.
Q:    What is a “RIC”?

A:
A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income or capital gains that it distributes to its stockholders from its taxable earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:    Who will choose which investments to make?

A:
All investment decisions will be made by our Adviser. Our Board of Directors, including a majority of independent directors, will oversee and monitor our investment performance. Beginning with the second anniversary of the date of the Investment Advisory Agreement, our Board of Directors will annually review the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out.

Q:    What is the experience of our Adviser?

A:
Our investment activities are managed by our Adviser, who oversees the management of our activities and the day-to-day management of our investment operations. Our Adviser is owned 50% by Prospect Capital Management, an asset management firm registered as an investment adviser under the Advisers Act, and 50% by Behringer Harvard, a national sponsor of alternative investment products designed for the individual and institutional investor. Our Adviser’s professionals have significant experience across private lending and private equity investing, including experience advising and managing a business development company through Prospect Capital Management’s management agreement with Prospect Capital Corporation. See “Management” and “Portfolio Management” for more information on the experience of our Adviser’s professionals.

Q:    How does a “best efforts” offering work?

A:
When shares are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell our shares. Broker-dealers do not have a firm commitment or obligation to purchase any of the shares.

Q:    How long will this offering last?

A:
This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. Your ability to purchase shares and submit shares for repurchase will not be affected during this time.

Q:    Will I receive a share certificate?

A:
No. Our Board of Directors has authorized the issuance of our shares without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all of our shares will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs. It is possible that at some point in the future, the shares may be eligible for clearance and settlement through a national clearing agency, which is an entity that acts as an intermediary in making payments or deliveries or both in connection with securities transactions and may permit the settlement of securities transactions without the physical delivery of subscription applications.

Q:    How do I subscribe for shares?

A:
In order to purchase shares of our common stock, you must (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:    What is the difference between the classes of shares being offered?

A:
We are offering to the public three classes of shares, Class R shares, Class RIA shares and Class I shares. The classes of shares differ with respect to the sales load you must pay. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers. If you are eligible to purchase multiple classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.

Q:    Is there any minimum initial investment required?

A:
Yes. To purchase shares in this offering, you must make an initial purchase of at least $1,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

Q:    Can I invest through my IRA, Keogh or after-tax deferred account?

A:
Yes. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or directors of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Q:    How will the payment of fees and expenses affect my invested capital?

A:
The payment of fees and expenses will reduce the funds available to us for investments and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares.

Q:    Will the distributions I receive be taxable?

A:
Cash distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the current 20% maximum rate applicable to Qualifying Dividends. Distributions in excess of our earnings and profits first will represent a return of capital and reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Special share distributions that we pay ratably to all investors from time to time, if any, may represent a return of capital. While a return of capital is not immediately taxable, it reduces your tax basis in our shares, which may result in higher taxes for you even if your shares are sold at a price below your original investment.
Q:    When will I get my detailed tax information?

A:
We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts to be included in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:    Will I be notified on how my investment is doing?

A:
Following the effectiveness of the registration statement, of which this prospectus forms a part, we will be required to file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.pathway-energyfund.com. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part. Our net asset value disclosed in the financial statements included in the reports filed with the SEC should not be considered an indication of the price at which our shares would trade if there was a market for such shares.

Q:    Will I be able to sell my shares in a secondary market?

A:
Our shares are not currently listed on an exchange, and we do not expect a public trading market to develop for them in the foreseeable future, if ever. Because of the lack of a trading market for our shares, holders of shares may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q:    Are there any restrictions on the transfer of shares?

A:
No. Shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, our shares are not listed on an exchange, and we do not expect a public trading market to develop for them in the foreseeable future, if ever. We intend to institute a share repurchase program, but we will limit the number of shares that we will offer to repurchase. As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors—Risks Related to an Investment in Our Shares.”

Q:    Will I otherwise be able to liquidate my investment?

A:
We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” While our intention is to pursue a liquidity event immediately following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that a suitable transaction will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all.

Q:    Who can help answer my questions?

A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:
Provasi Capital Partners LP
15601 Dallas Parkway, Suite 600
Addison, Texas, 75001
(866) 655-3650
Attention: Investor Services

SELECTED FINANCIAL DATA

You should read this selected financial data in conjunction with our financial statements and notes thereto included elsewhere in this prospectus. The selected financial data as of and for the years ended June 30, 2016, 2015 and 2014 have been derived from our audited financial statements.

	Year Ended June 30,
	2016	2015	2014
	(in thousands except data relating to per share and number of portfolio companies)
Summary of Operations
Total investment income	$537	$—	$—
Total operating expenses, before waivers and expense reimbursements	(1,318)	(1,334)	(59)
Payments by affiliates	17	—	—
Waivers	—	12	—
Expense reimbursements	1,178	1,322	—
Total operating expenses, net of waivers and expense reimbursements	(123)	—	(59)
Net investment income (loss)	414	—	(59)
Net realized gains (losses)	—	—	—
Net unrealized (losses)	(9)	—	—
Net increase (decrease) in net assets resulting from operations	$405	$—	$(59)
Per Share Data
Net investment income(a)	$1.21	$—	$—
Net increase in net assets resulting from operations(a)	1.18	—	—
Dividends to shareholders	0.75	—	—
Net asset (liability) value at end of year	12.81	(9.05)	7.47
Balance Sheet Data
Total assets	8,865	1,760	1,062
Net assets (liabilities)	$5,976	$(147)	$100
Other Data
Investment purchases for the year	$8,522	$—	$—
Investment sales and repayments for the year	200	—	—
Number of investments at year end	31	—	—
Total return based on net asset value	(1.75)%	—	—

(a)Calculated based on weighted average shares outstanding.

RISK FACTORS
Investing in our shares involves a number of significant risks. In addition to the other information contained elsewhere in this prospectus, you should consider carefully the following information before making an investment in our shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Structure
We have limited operating history.
We were formed in February 2013 and commenced investment operations on August 25, 2015 upon satisfying our minimum offering requirement by selling over $3.25 million of our shares, at least $2.5 million of which was from persons who are not affiliated with us or our Adviser. We have limited operating history and are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of our shares could decline substantially.
Our Board of Directors may change our investment strategy by providing our stockholders with 60 days prior written notice, or may modify or waive our current operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We expect to seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, that is net assets plus borrowings, in securities of Energy companies. This investment strategy may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior written notice and make a corresponding change to our name. In addition, our Board of Directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our investment strategy, current operating policies, investment criteria and strategies would have on our business, net asset value, operating results or the value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our public offering in ways with which investors may not agree or for purposes other than those contemplated at the time of our public offering. Finally, since our shares are not listed on a national securities exchange, you will be limited in your ability to sell your shares in response to any changes in our investment strategy, operating policies, investment criteria or strategies.
The SEC’s position on certain non-traditional investments, including investments in CLOs is under review.
The staff of the SEC has undertaken a broad review of the potential risks associated with different asset management activities, focusing on, among other things, liquidity risk and risk from leverage. The staff of the Division of Investment Management has, in correspondence with registered management investment companies, raised questions about the level and special risks of investments in CLOs. While it is not possible to predict what conclusions the staff will reach in these areas, or what recommendations the staff might make to the SEC, the imposition of limitations on investments by registered management investment companies in CLOs could adversely impact our ability to implement our investment strategy and/or our ability to raise capital through public offerings, or cause us to take certain actions with potential negative impacts on our financial condition and results of operations. We are unable at this time to assess the likelihood or timing of any such regulatory development.
Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.
The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. In July and August 2015, Greece reached agreements with its creditors for bailouts that provide aid in exchange for certain austerity measures. These and similar austerity measures may adversely affect world economic conditions and have an adverse impact on our business and that of our portfolio companies. In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China’s currency. In addition, the referendum by British voters to exit the European Union in June 2016 has led to further disruption and instability in the global markets and the full extent of its impact remains uncertain. These market conditions have historically and could again have a material adverse effect on debt and equity capital markets in the United States and Europe, which could have a materially negative impact on our business, financial condition and results of operations. We and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital. In such circumstances, equity capital may be difficult to raise because subject to some limited exceptions, as a closed end fund, we are generally not able to issue additional shares of our common stock at a price less than net asset value without general approval by our stockholders and approval of the specific issuance by our Board of Directors. In addition, our ability to incur indebtedness or issue preferred stock is limited by applicable regulations such that our asset coverage, as defined in the 1940 Act, must equal at least 300% immediately after each time we incur indebtedness or at least 200% immediately after each time we issue preferred stock. The debt capital that may be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.
Given the extreme volatility and dislocation that the capital markets have historically experienced, many closed end funds have faced, and may in the future face, a challenging environment in which to raise capital. We may in the future have difficulty accessing debt and equity capital, and a severe disruption in the global financial markets or deterioration in credit and financing conditions could have a material adverse effect on our business, financial condition and results of operations. In addition, significant changes in the capital markets, including the extreme volatility and disruption, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations. The Adviser does not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. The Adviser monitors developments and seeks to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that it will be successful in doing so; and the Adviser may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments in the current or future market environment.
We are required to record certain of our assets at fair value, as determined in good faith by our Board of Directors in accordance with our valuation policy. As a result, volatility in the capital markets may have a material adverse effect on our investment valuations and our net asset value, even if we plan to hold investments to maturity.
The downgrade of the U.S. credit rating and economic crisis in Europe could negatively impact our business, financial condition and earnings.
Although U.S. lawmakers passed legislation to raise the federal debt ceiling and Standard & Poor's Ratings Services affirmed its 'AA+' long-term sovereign credit rating on the United States and revised the outlook on the long-term rating from negative to stable in June of 2013, U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact of any further downgrades to the U.S. government's sovereign credit rating or downgraded sovereign credit ratings of European countries or the Russian Federation, or their perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments, along with any further European sovereign debt issues, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.
In October 2014, the Federal Reserve announced that it was concluding its bond-buying program. It is unknown what effect, if any, the conclusion of this program will have on credit markets and the value of our investments. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. Additionally, in January 2015, the Federal Reserve reaffirmed its view that the current target range for the federal funds rate was appropriate based on current economic conditions. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms.
Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.
Our debt investments may be based on floating rates, such as London Interbank Offer Rate ("LIBOR"), EURIBOR, the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.
Because we have borrowed money, and may issue preferred stock to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred stock, which could reduce our net investment income.
You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Adviser with respect to the portion of the Incentive Fee based on income.
Changes relating to the LIBOR calculation process may adversely affect the value of our portfolio of LIBOR-indexed, floating-rate debt securities.
In the recent past, concerns have been publicized that some of the member banks surveyed by the British Bankers' Association ("BBA") in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.
Actions by the BBA, regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined. Potential changes, or uncertainty related to such potential changes may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of our portfolio of LIBOR-indexed, floating-rate debt securities.
Volatility in the global financial markets resulting from relapse of the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise could have a material adverse effect on our business, financial condition and results of operations.
Volatility in the global financial markets could have an adverse effect on the economic recovery in the United States and could result from a number of causes, including a relapse in the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise. The effects of the Eurozone crisis, which began in late 2009 as part of the global economic and financial crisis, continued to impact the global financial markets through 2015. Numerous factors continued to fuel the Eurozone crisis, including continued high levels of government debt, the undercapitalization and liquidity problems of many banks in the Eurozone and relatively low levels of economic growth. These factors made it difficult or impossible for some countries in the Eurozone, including Greece, Ireland and Portugal, to repay or refinance their debt without the assistance of third parties. As a combination of austerity programs, debt write-downs and the European Central Bank’s commitment to restore financial stability to the Eurozone and the finalization of the primary European Stability Mechanism bailout fund, in 2013 and into 2014 interest rates began to fall and stock prices began to increase. Although these trends helped to stabilize the effects of the Eurozone crisis in the first half of 2014, the underlying causes of the crisis were not completely eliminated. As a result, the financial markets relapsed toward the end of 2014. In particular, Greece’s newly elected government, which campaigned against austerity measures, has been unable to reach an acceptable solution to the country’s debt crisis with the European Union, and in June 2015, Greece failed to make a scheduled debt repayment to the International Monetary Fund, falling into arrears. Following further unsuccessful negotiations between the government of Greece and the European Union to solve the Greek debt crisis, on July 5, 2015, Greek voters rejected a bailout package submitted by the European Commission, the European Central Bank and the International Monetary Fund, and while the European Central Bank continues to extend credit to Greece, it is uncertain how long such support will last, whether Greece will receive and accept any future bailout packages and whether Greece will default on future payments. The result of continued defaults and the removal of credit support for Greek banks may cause Greece to exit the European Union, which could lead to significant economic uncertainty and abandonment of the Euro common currency, resulting in destabilization in the financial markets. Continued financial instability in Greece and in other similarly situated Eurozone countries could have a continued contagion effect on the financial markets. Stock prices in China have experienced a significant drop in the second quarter of 2015, resulting primarily from continued sell-off of shares trading in Chinese markets. The volatility has been followed by volatility in stock markets around the world, including in the United States, as well as increased turbulence in commodity markets, such as reductions in prices of crude oil. Although the Chinese government has already taken steps to halt the collapse, it is uncertain what effect such measures will have, if any. Continued sell-off and price drops in the Chinese stock markets may have a contagion effect across the financial markets. In addition, Russian intervention in Ukraine during 2014 significantly increased regional geopolitical tensions. In response to Russian actions, U.S. and European governments have imposed sanctions on a limited number of Russian individuals and business entities. The situation remains fluid with potential for further escalation of geopolitical tensions, increased severity of sanctions against Russian interests, and possible Russian counter-measures. Further economic sanctions could destabilize the economic environment and result in increased volatility. Should the economic recovery in the United States be adversely impacted by increased volatility in the global financial markets caused by continued contagion from the Eurozone crisis, developments in respect of the Russian sanctions, further turbulence in Chinese stock markets and global commodity markets or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate.
Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose access to its professionals, our ability to achieve our investment objective could be significantly harmed.
Since we have no employees, we will depend on the investment expertise, skill and network of business contacts of our Adviser. Our Adviser will evaluate, negotiate, structure, execute, monitor and service our investments. Our future success will depend to a significant extent on the continued service and coordination of the professionals of our Adviser. The departure of any of our Adviser’s professionals could have a material adverse effect on our ability to achieve our investment objective.
Our ability to achieve our investment objective depends on our Adviser’s ability to identify, analyze, invest in, finance and monitor companies and investments that meet our investment criteria. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.
Both the Investment Advisory Agreement and Administration Agreement have termination provisions that allow the parties to terminate the agreements without penalty. For example, the Investment Advisory Agreement may be terminated at any time, without penalty, by our Adviser upon 60 days’ notice to us. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace our Adviser or Prospect Administration.
Because our business model depends to a significant extent upon relationships with investment banks, commercial banks and private equity sponsors, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We expect that our Adviser will depend on its relationships with investment banks, commercial banks and private equity sponsors, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our Adviser have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.
We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.
We compete for investments with other investment companies and investment funds (including private equity funds, mezzanine funds and CLOs), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, invest in small to mid-sized U.S. companies in the energy and related infrastructure and industrial sectors. As a result of these new entrants, competition for investment opportunities in our targeted investments may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in small and mid-sized U.S. companies in the energy and related infrastructure and industrial sectors is underserved by financing sources generally. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act will impose on us as a registered closed-end management investment company.
A significant portion of our investment portfolio will be recorded at fair value as determined in good faith pursuant to our valuation procedures and, as a result, there will be uncertainty as to the value of our investments.
Under the 1940 Act, we are required to carry our investments at market value or, if there is no readily available market value, at fair value as determined pursuant to our valuation procedures. Typically, there will not be a public market for the investments that we intend to make. Many of our investments, and particularly our investments in the equity and junior debt tranches of CLOs, will not be publicly traded or actively traded on a secondary market but, instead, will be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these securities quarterly at fair value as determined in good faith pursuant to our valuation procedures. Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors and estimates of the value of securities in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by our Board of Directors. Such estimates may be unaudited or may be subject to little verification or other due diligence and may not comply with generally accepted accounting practices or other valuation principles. In addition, these entities may not provide estimates of the value of the securities in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.
There is a risk that investors in our shares may not receive distributions and that our distributions may not grow over time.
We intend to make distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a registered closed-end management investment company, we may be limited in our ability to make distributions. See “Regulation—Senior Securities” in the SAI. In addition, we expect that for a significant time after the commencement of this offering, a portion of or substantially all of our distributions will result from expense support payments provided by our Adviser that may be subject to repayment by us within three years if certain conditions are met. You should understand that such distributions may not be based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense support payments. You should also understand that any reimbursements to our Adviser (if any such reimbursements are made) would reduce the future distributions that you would otherwise be entitled. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.
The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.
We intend, subject to change by our Board of Directors, to declare distributions on a quarterly basis and pay distributions on a monthly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as an investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your tax basis in our shares, which may result in you recognizing more gain (or less loss) when your shares are sold. Distributions from the proceeds of our public offering or from borrowings also could reduce the amount of capital we ultimately invest in our investments.
If we internalize our management and administrative functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.
Our Board of Directors may decide in the future to internalize our management and administrative functions. If we do so, we may elect to negotiate to acquire certain assets and personnel of our Adviser, Prospect Capital Management, Prospect Administration or Behringer Harvard. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and our shares. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.
In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser, Prospect Administration and a subsidiary of Behringer Harvard under the Investment Advisory Agreement, Administration Agreement and Investor Services Agreement, respectively, we would incur the compensation and benefits costs of our officers and other employees and consultants that are now being paid by our Adviser or its affiliates. In addition, we may issue equity awards to officers, employees and consultants. These awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Adviser, our earnings per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As we are currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims and other employee-related liabilities and grievances.
If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, individuals employed by Prospect Capital Management, Prospect Administration, Behringer Harvard and their affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from effectively managing our investments.
Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with such regulations may adversely affect us.
We are subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. We will be required to periodically review our internal control over financial reporting, and evaluate and disclose changes in our internal controls over financial reporting. As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
We, our portfolio companies, and our investments will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.
Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Changes in the laws or regulations or the interpretations of the laws and regulations that govern registered closed-end management investment companies, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. Our portfolio companies are subject to federal, state and local laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, any of which could materially adversely affect our business, including with respect to the types of investments we are permitted to make, and your interest as a stockholder potentially with retroactive effect. In addition, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter its investment strategy in order to avail ourselves of new or different opportunities. These changes could result in material changes to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Any such changes, if they occur, could have a material adverse effect on our business, results of operations and financial condition and, consequently, the value of your investment in us.
On July 21, 2010, the Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, was signed into law. Although passage of the Dodd-Frank Act has resulted in extensive rulemaking and regulatory changes that affect us and the financial industry as a whole, many of its provisions remain subject to extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. While the full impact of the Dodd-Frank Act on us and our portfolio investments may not be known for an extended period of time, the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact our or our portfolio investments’ cash flows or financial condition, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio investments or otherwise adversely affect our business or our portfolio investments.
Over the last several years, there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether these regulations will be implemented or what form they will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.
We may experience fluctuations in our quarterly results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments that meet our investment criteria, the yield earned or interest rate payable on the securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.
We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.
We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to qualify as a RIC under Subchapter M of the Code, and thus we intend to satisfy the diversification requirements of Subchapter M, including its less stringent diversification requirements that apply to the percentage of our total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and certain other securities.
Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.
We may in the future issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we will be permitted to issue additional shares of preferred stock so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred stock, is at least 200% after each issuance of such preferred stock. If the value of our assets declines, we may be unable to satisfy these tests. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness or preferred dividends would not be available for distributions to our common stockholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our common stockholders, and the issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest.
We will not generally be able to issue and sell our shares at a price below net asset value per share. We may, however, sell our shares at a price below the then-current net asset value per share if our Board of Directors determines that such sale is in the best interests of us and our stockholders, and our common stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing more shares, then the percentage ownership of our stockholders at that time will decrease, and you may experience dilution.
Our ability to enter into transactions with our affiliates will be restricted.
We will be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or its affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of an investment fund managed by our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
We are uncertain of our sources for funding our future capital needs; if we cannot obtain equity or debt financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.
The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to broaden our portfolio and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and our ability to continue the offering.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors and lenders to lose confidence in our reported financial information, which could have a negative effect on our ability to continue the offering.
We face cyber-security risks.
Our business operations rely upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our information technology systems could become subject to cyber-attacks. Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition.
The failure in cyber-security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.
The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.
We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.
We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.
Our business is dependent on our and third parties' communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts; and

•	cyber-attacks.
These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.
Risks Related to an Investment in Our Shares
Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our Board of Directors determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value per share.
The purchase price at which you purchase shares will be determined at each closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our shares. As a result, in the event of an increase to our net asset value per share, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price. See “Determination of Net Asset Value.”
Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares if our Board of Directors does not decrease the offering price in the event of a decline to our net asset value per share.
The purchase price at which you purchase shares will be determined at each closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our shares. In the event of a decrease to our net asset value per share, you could pay a premium of more than 2.5% for your shares if our Board of Directors does not decrease the offering price. A non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share, plus selling commissions, dealer manager fees and organizational and offering expenses. If instead, our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets, investors will purchase shares at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 2.5%. See “Plan of Distribution.”
This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.
This offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. Even though we have satisfied the minimum size of our offering necessary for us to release funds from the escrow account and utilized additional subscription funds, such amounts will not be sufficient for us to purchase a relatively diversified portfolio of investments. If we are not able to raise additional funds, the opportunity to make a broad range of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.
The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.
The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future, if ever. We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. Our Board of Directors, in the exercise of its fiduciary duty to our stockholders, may determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our stockholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that we will complete a liquidity event within our proposed timeframe or at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.
In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, and the potential for stockholder liquidity. If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.
We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for an investor to sell his or her shares.
Our securities are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other investors. Stockholders that are unable to sell their shares will be unable to reduce their exposure on any market downturn.
We established the initial offering price for our shares on an arbitrary basis, and the initial offering price may not accurately reflect the value of our assets.
The price of our shares prior was established on an arbitrary basis and is not based on the amount or nature of our assets or our book value. Therefore, at any given time, the initial offering price may be higher than the value of our investments.
The dealer manager in our continuous offering has limited experience selling shares on behalf of a registered closed-end management investment company and may be unable to sell a sufficient number shares for us to achieve our investment objective.
The dealer manager for our public offering is Provasi Capital Partners LP. Although certain personnel of our dealer manager have experience selling shares on behalf of a registered closed-end management investment company, our dealer manager has limited such experience. There is no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a relatively broad portfolio of investments and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objective, and you could lose some or all of the value of your investment.
Because the dealer manager is an affiliate of our Adviser, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a stockholder.
The dealer manager, Provasi Capital Partners LP, is an affiliate of our Adviser. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering. This inherent conflict increases the risks and uncertainty you face as a stockholder.
Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of the dealer manager to successfully establish, operate and maintain a network of broker-dealers.
The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of the dealer manager to establish and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.
Beginning with the first calendar quarter following the one-year anniversary of the date that we met our minimum offering requirement, we intend to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.
Beginning with the first calendar quarter following the one-year anniversary of the date that we met our minimum offering requirement, we intend to commence repurchase offers to allow you to sell us your shares on a quarterly basis at a price equal to the net asset value per share of our common stock as of the date of repurchase. The share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan, although at the discretion of our Board of Directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter; and (3) to the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. Our Board of Directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.
The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.
When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which will be equal to the net asset value per share of our common stock as of the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.
In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our periodic share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.
We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.
Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.
Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.
Investors in this offering will incur dilution.
Investors in this offering will purchase shares at a current price of $15.00 per share, but, after deducting a sales load of up to 8.0% and estimated offering expenses of up to 1.5% (assuming that the maximum number of shares is sold), $13.575 of the purchase price of each share will actually be used by us for investments. As a result, investors in this offering will incur immediate dilution and, based on the current public offering price of $15.00, would have to experience a total return on their investment of 10.5% in order to recover the sales load and offering expenses.
Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.
Potential investors will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 200,000,000 shares. Pursuant to our charter, a majority of our entire Board of Directors may amend our charter to increase the number of authorized shares without stockholder approval. After an investor purchases shares, our Board of Directors may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors or investment personnel of our Adviser. To the extent we issue additional equity interests after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.
Certain provisions of our charter and bylaws could deter takeover attempts and have an adverse impact on the value of our shares.
Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our charter classifies our Board of Directors into three staggered classes, with directors in each class elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify, and provides that a director may be removed only for “cause,” as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Under our charter, certain charter amendments and certain transactions such as a merger, conversion of the Company to an open-end company, liquidation, or other transactions that may result in a change of control of us, must be approved by stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter, unless the matter has been approved by at least two-thirds of our “continuing directors,” as defined in our charter. Additionally, our Board of Directors may, without stockholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; and our Board of Directors may, without stockholder action, amend our charter to increase the number of our shares of any class or series that we have authority to issue. These and other takeover defense provisions may inhibit a change of control in circumstances that could give the holders of our shares the opportunity to realize a premium over the value of our shares.
We entered into a royalty-free license to use the name “Pathway Energy Infrastructure Fund, Inc.” which may be terminated if our Adviser is no longer our investment adviser.
We entered into a royalty-free license agreement with our Adviser. Under this agreement, our Adviser has granted us a non-exclusive license to use the name “Pathway Energy Infrastructure Fund, Inc.” Under the license agreement, we will have the right to use the “Pathway Energy Infrastructure Fund, Inc.” name for so long as our Adviser remains our investment adviser.
Risks Related to Our Adviser and Its Affiliates
Our Adviser has no prior entity experience managing a registered closed-end management investment company or a regulated investment company, or RIC.
While our Adviser’s management team consists of personnel from the investment and operations team of Prospect Capital Management, the investment adviser to Prospect Capital Corporation, and of Prospect Administration, and members of the management team have significant experience investing in Energy companies, our Adviser is a new entity and has no prior entity experience managing a registered closed-end management investment company or a RIC and has no prior entity experience investing in Energy companies. Therefore, our Adviser may not be able to successfully operate our business or achieve our investment objective. As a result, an investment in our shares may entail more risk than the shares of a comparable company with a substantial operating history.
The 1940 Act and the Code impose numerous constraints on the operations of registered closed-end management investment companies and RICs that do not apply to the other types of investment vehicles. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a RIC or could force us to pay unexpected taxes and penalties, which could be material. Our Adviser has no experience managing a registered closed-end management investment company or RIC. Its lack of experience in managing a portfolio of assets under such constraints may hinder our Adviser’s ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.
Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.
Our Adviser and its affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and our Adviser to earn increased asset management fees. In addition, if we decide to utilize leverage, it will increase our assets and, as a result, will increase the amount of management fees payable to our Adviser.
We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
Our Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.
Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If an investment defaults and was structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the subordinated incentive fee will become uncollectible. Our Adviser is not under any obligation to reimburse us for any part of the subordinated incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying a subordinated incentive fee on income we never received.

Our Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.
Our Adviser’s professionals serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, we rely on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between us and other activities in which they are or may become involved, including, but not limited to, the management of Prospect Capital Management, Prospect Capital Corporation, Priority Income Fund and Behringer Harvard’s affiliates. Our Adviser and its personnel will devote only as much of its or their time and resources to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.
Furthermore, our Adviser and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of our Adviser and its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of our Adviser and its affiliates.
We may face additional competition due to the fact that individuals associated with our Adviser are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.
Our Adviser’s professionals are not prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. For example, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including Prospect Capital Management, which serves as the investment adviser to Prospect Capital Corporation, and Priority Senior Secured Income Management, which serves as the investment adviser to Priority Income Fund. Prospect Capital Corporation is a publicly-traded business development company that focuses on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, and equity of a diversified portfolio of U.S. companies and collateralized loan obligation, or CLO, debt and equity investments. Priority Income Fund is an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated. As a result, the time and resources that our Adviser’s professionals may devote to us may be diverted to another investment entity. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We have received the Order from the SEC granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. To the extent we are able to make co-investments with our Adviser’s affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts.
Our incentive fee may induce our Adviser to make speculative investments.
The subordinated incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the subordinated incentive fee payable to our Adviser is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our base management fee is payable based upon our average total assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of a default, which would adversely affect holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
The recognition of income in connection with investments that we purchase with original issue discount may result in the payment of an incentive fee to our Adviser without a corresponding receipt of cash income.
In the event we recognize loan interest income in excess of the cash we receive in connection with an investment that we purchase with original issue discount, we may be required to liquidate assets in order to pay a portion of the incentive fee. Our Adviser, however, is not required to reimburse us for the portion of any incentive fees attributable to non-cash income in the event of a subsequent default on such investment and non-payment of such non-cash income.

Risks Related to Our Investments
Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
We intend to invest primarily in senior secured and unsecured debt and select equity investments issued by private or public U.S.-based Energy companies. As part of our investment objective to generate current income, we may invest up to 20% of our total assets in other securities, including up to 15% in the equity and junior debt tranches of CLOs.
Senior debt. When we invest in senior debt through secured term loans (1st lien and 2nd lien) we will generally take a security interest in the available assets of the portfolio companies, generally including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our senior secured debt may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest could be subordinated to claims of other secured creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under-collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the senior debt’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.
Subordinated debt. Our subordinated debt investments will be subordinated to more senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing debt.
Equity investments. We expect to make select equity investments in income-focused preferred or common equity interests, which may include interests in MLPs. In addition, when we invest in senior secured loans and notes or subordinated debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
Net profits interests, royalty interests, volumetric production payments (VPPs). We may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the natural resource production or the cash proceeds received therefrom (either as a share of revenues or net income). A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. We will not have any operational control over these investments and our receipt of payments is contingent on the producer’s ability to meet its supply obligations, which can make these types of investments highly speculative.
Non-U.S. securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies. Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations. U.S. companies in which we invest may have international operations subject to the same risks.
Equity and junior debt tranches of CLOs. Our investments in the equity and junior debt tranches of CLOs involve a number of significant risks. CLOs are typically highly levered (~10 times), and therefore the equity and junior debt tranches that we will invest in are subject to a higher risk of total loss. As of June 30, 2016, the range of leverage ratios of the CLO investments in our portfolio was 9.0 times to 11.3 times and the weighted average was 9.9 times. In particular, investors in CLOs indirectly bear risks of the underlying debt investments held by such CLOs. We will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entity that sponsored the CLOs. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices (and, therefore, the prices of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. See “Risks Related to Our Investments in CLOs” below.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
We intend to invest primarily in senior secured and unsecured debt and select equity investments issued by private or public U.S.-based Energy companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
Even though we intend to generally structure certain of our investments as senior debt, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.
We generally will not control our portfolio companies.
We do not expect to control most or any of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.
We will be exposed to risks associated with changes in interest rates.
We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly have a material adverse effect on our investment objective and our rate of return on invested capital. To mitigate such interest rate exposure, we may focus on investments with floating interest rates. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.
Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
Our investment strategy may involve investments in securities issued by foreign entities, including those that operate in emerging market countries. Investing in such entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing creditor’s rights in foreign jurisdictions. Such risks are more pronounced in emerging market countries.
Although we expect that most of our investments will be U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.
We may enter into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

A total return swap agreement (a “TRS”) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.
A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with a TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See “—Risks Related to Debt Financing” below.
Second priority liens on collateral securing debt investments that we make in our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
Certain debt investments that we intend to make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before repaying our investment. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.
The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior first lien outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of first lien debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; waivers of past defaults under collateral documents; and potentially others. We may not have the ability to control or direct such actions, even if our rights are adversely affected.
Economic recessions or downturns could impair our portfolio companies and harm our operating results.
Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing our first lien or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.
A covenant breach by our portfolio companies may harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.
Investing in small and middle market companies involves a number of significant risks, any one of which could have an adverse effect on our operating results.
Investments in small and middle market companies involve the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that they:

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may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

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are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

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generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
We may not realize gains from our equity investments.
Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests.
An investment strategy focused in part on privately-held companies presents certain challenges, including the lack of available information about these companies.
We intend to invest in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Finally, little public information generally exists about private companies and these companies may not have third-party debt ratings or, in some circumstances, audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.
A lack of liquidity in certain of our investments may adversely affect our business.
We intend to invest in certain companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors or not at all, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.
We may not have the funds or ability to make additional investments in our portfolio companies.
We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Risk Related to Our Investments in Energy Companies
Our investment strategy is to invest, under normal circumstances, at least 80% of our assets in securities of Energy companies. This investment strategy may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior written notice and make a corresponding change to our name. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of factors.
While we intend to invest in a number of different issuers, because our investment strategy is to invest, under normal circumstances, at least 80% of our assets in securities of Energy companies, our portfolio will not be well diversified by industry.
We expect to seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our assets in securities of Energy companies. We may invest substantially all of our assets in companies that derive the majority of their revenue from activities in the energy sector, including companies that focus on energy infrastructure. As there can be a correlation in the valuation of the securities in our portfolio and a change in value of the securities of one company may be accompanied by a decline in the valuations of the securities of other companies within the energy industry that we may hold in our portfolio. A decline in value of the securities of such issuers or a downturn in the energy sector might have a more severe impact on us than on an entity that is more broadly diversified among various industries.
Continuation of the current decline in oil and natural gas prices for a prolonged period could have a material adverse effect on us.
A prolonged continuation of the current decline in oil and natural gas prices would adversely affect the credit quality of our debt investments and the underlying operating performance of our equity investments in Energy companies. A decrease in credit quality and the operating performance would, in turn, negatively affect the fair value of these investments, which would consequently negatively affect our net asset value. Should the current decline in oil and natural gas prices persist, it is likely that our energy-related portfolio companies’ abilities to satisfy financial or operating covenants imposed by us or other lenders will be adversely affected, thereby negatively impacting their financial condition and their ability to satisfy their debt service and other obligations to us. Likewise, should the current decline in oil and natural gas prices persist, it is likely that our energy-related portfolio companies’ cash flow and profit generating capacities would also be adversely affected thereby, negatively impacting their ability to pay us dividends or distributions on our equity investments.
An increase or decrease in commodity supply or demand may adversely affect our business.
A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities, a decrease in the volume of such commodities available for transportation, refining, mining, processing, storage or distribution, or a sustained decline in demand for such commodities, may adversely impact the financial performance or prospects of Energy companies in which we may invest. Energy companies are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of traditional or alternative fuel sources, increased governmental or environmental regulation, depletion of natural gas, natural gas liquids, crude oil or coal production, rising interest rates, declines in domestic or foreign production of natural gas, natural gas liquids and crude oil, accidents or catastrophic events and economic conditions, among others.
An increase or decrease in commodity pricing may adversely affect our business.
The return on our prospective investments in Energy companies will be dependent on the margins received by those companies for the exploration, development, production, gathering, transportation, refining, processing, storing, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, as well as other energy related industrial companies with businesses engaged in, but not limited to, manufacturing, chemicals, infrastructure, materials, logistics, marketing, waste and environmental services. These margins may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, natural disasters, the supply and price of imported energy commodities, the production and storage levels of energy commodities in certain regions or in the world, political instability, terrorist activities, transportation facilities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices may also make it more difficult for Energy companies in which we may invest to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices.
Cyclicality within the energy sector may adversely affect our business.
Industries within the energy sector are cyclical with fluctuations in commodity prices and demand for, and production of commodities driven by a variety of factors. The highly cyclical nature of the industries within the energy sector may lead to volatile changes in commodity prices, which may adversely affect the earnings of Energy companies in which we may invest and the performance and valuation of our portfolio.

Changes in international, foreign, federal, state or local government regulation may adversely affect our business.
Energy companies are subject to significant international, foreign, federal, state and local government regulation, including how natural resources are produced, how facilities are constructed, maintained and operated, the prices they may charge for the products and services they provide and environmental and safety controls, including regulations related to climate change or in response to a catastrophic accident. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. For example, many state and federal environmental laws provide for civil penalties as well as regulatory remediation, thus adding to the potential liability an Energy company may face. More extensive laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of Energy companies in which we may invest.
Energy companies are subject to various operational risks.
Energy companies are subject to various operational risks, such as disruption of operations, mining, exploration, drilling, or installation accidents, inability to timely and effectively integrate newly acquired assets, unanticipated operation and maintenance expenses, lack of proper asset integrity, underestimated cost projections, inability to renew or increased costs of rights of way, failure to obtain the necessary permits to operate and failure of third-party contractors to perform their contractual obligations. Thus, some Energy companies may be subject to construction risk, acquisition risk or other risks arising from their specific business strategies and operations.
Energy companies that focus on exploration and production are subject to numerous reserve and production related risks.
Exploration and production businesses are subject to overstatement of the quantities of their reserves based upon any reserve estimates that prove to be inaccurate, the possibility that no commercially productive oil, natural gas or other energy reservoirs will be discovered as a result of drilling or other exploration activities, the curtailment, delay or cancellation of exploration activities as a result of unexpected conditions or miscalculations, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with environmental and other governmental requirements and cost of, or shortages or delays in the availability of, drilling rigs and other exploration equipment, and operational risks and hazards associated with the development of the underlying properties, including natural disasters, blowouts, explosions, fires, leakage of crude oil, natural gas or other resources, mechanical failures, cratering and pollution.
Competition between Energy companies may adversely affect our business.
The Energy companies in which we may invest face substantial competition in acquiring assets, expanding or constructing assets and facilities, obtaining and retaining customers and contracts, securing trained personnel and operating their assets. Many of their competitors may have superior financial and other resources.
Inability by companies in which we invest to make accretive acquisitions may adversely affect our business.
The ability of Energy companies in which we may invest to grow and, where applicable, to maintain or increase dividends or distributions to their equity holders can be highly dependent on their ability to make acquisitions of infrastructure assets that result in an increase in free cash flow. In the event that such companies are unable to make such accretive acquisitions because they are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, because they are unable to raise financing for such acquisitions on economically acceptable terms, or because they are outbid by competitors, their future growth and ability to make or raise dividends or distributions will be limited and their ability to repay their debt and make payments to preferred equity holders may be weakened. Furthermore, even if these companies do consummate acquisitions that they believe will be accretive, the acquisitions may instead result in a decrease in free cash flow.
A significant accident or event that is not fully insured could adversely affect the operations and financial condition of Energy companies in which we may invest.
The operations of Energy companies in which we may invest are subject to many hazards inherent in the transporting, processing, storing, distributing, mining, generating or marketing of natural gas, natural gas liquids, crude oil, coal, refined products, power or other commodities, or in the exploring, managing or producing of such commodities, including: damage to pipelines, storage tanks, vessels or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction or other equipment; leaks of natural gas, natural gas liquids, crude oil, refined products or other commodities (such as those suffered by the Deepwater Horizon drilling platform in 2010); and fires and explosions. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in the curtailment or suspension of the related operations. Not all Energy companies are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect the Energy company’s operations and financial condition.

Energy reserves naturally deplete as they are produced over time and this may adversely affect our business.
Energy reserves naturally deplete as they are produced over time. Many Energy companies are either engaged in the production of natural gas, natural gas liquids, crude oil or coal, or are engaged in transporting, storing, distributing and processing these items or their derivatives. To maintain or grow their revenues, these companies or their customers need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources or through acquisitions. The financial performance of Energy companies in which we may invest may be adversely affected if they, or the companies to whom they provide services, are unable to cost-effectively acquire additional reserves sufficient to replace the depleted reserves. If an Energy company fails to add reserves by acquiring or developing them, its reserves and production will decline over time as the reserves are produced. If an Energy company is not able to raise capital on favorable terms, it may not be able to add to or maintain its reserves.
Infrastructure assets may be the target of terrorist organizations.
The terrorist attacks in the United States on September 11, 2001, had a disruptive effect on the economy and the securities markets. United States military and related action in the Middle East and elsewhere could have significant adverse effects on the U.S. economy and the stock market. Uncertainty surrounding military strikes or actions or a sustained military campaign may affect an Energy company’s operations in unpredictable ways, including disruptions of fuel supplies and markets, and energy and related infrastructure and industrial assets could be direct targets, or indirect casualties, of an act of terror. The U.S. government has issued warnings that energy and related infrastructure and industrial assets, specifically the United States’ pipeline infrastructure, may be the future target of terrorist organizations. In addition, changes in the insurance markets have made certain types of insurance more difficult, if not impossible, to obtain and have generally resulted in increased premium costs.
Certain Energy companies are dependent on their parents or sponsors for a majority of their revenues and may be subject to affiliate party risk.
Certain Energy companies in which we may invest are dependent on their parents or sponsors for a majority of their revenues. Any failure by an Energy company’s parent or sponsor to satisfy its payments or obligations would impact the Energy company’s revenues and cash flows and ability to make distributions.
Changing economic, regulatory and political conditions in some countries, including political and military conflicts, may adversely affect the businesses in which we invest.
Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, expropriation of privately owned assets by governments, piracy, terrorism, labor strikes, boycotts and government inspections or requisitioning of vessels. These types of events could impact the delivery of commodities or impact pricing of commodities.
Risks Related to Our Investments in MLPs
An investment in MLP units involves certain risks which differ from an investment in the common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units. See “Risk Factors—Federal Income Tax Risks.”
An MLP’s cash flow, and consequently its distributions, are subject to operational and general energy industry risks, which may result in disparate quarterly distributions.
A portion of the cash flow received by us may be derived from investments in the equity securities of MLPs. The amount of cash that an MLP has available for distributions and the tax character of such distributions depends upon the amount of cash generated by the MLP’s operations. Cash available for distribution will vary from quarter to quarter and is largely dependent on factors affecting the MLP’s operations and factors affecting the Energy industry in general. In addition to the risk factors described above, other factors which may reduce the amount of cash an MLP has available for distribution in a given quarter include increased operating costs, maintenance capital expenditures, acquisition costs, expansion, construction or exploration costs and borrowing costs.
Investments in MLPs may have limited liquidity.
Although common units of some MLPs may trade on public exchanges, certain of these securities may trade less frequently, particularly those with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. As a result, these securities may be difficult to dispose of at a fair price at the times when we believe it is desirable or necessary to do so. These securities are also more difficult to value, and our judgment as to value will often be given greater weight than market quotations, if any exist. Investment of our capital in securities that are less actively traded, or over time experience decreased trading volume, may restrict our ability to take advantage of other market opportunities. In addition, many MLP units are privately held. See “Risk Factors—Risks Related to Our Investments—A lack of liquidity in certain of our investments may adversely affect our business.”
Investments in MLPs are susceptible to interest rate fluctuation risks.
Interest rate risk is the risk that securities will decline in value because of changes in market interest rates. The yields of equity and debt securities of MLPs are susceptible in the short-term to fluctuations in interest rates and the prices of these securities typically decline when interest rates rise. Accordingly, our net asset value may be impacted by an increase in interest rates. Further, rising interest rates could adversely impact the financial performance of MLPs in which we invest by increasing their costs of capital. This may reduce their ability to execute acquisitions or expansion projects in a cost-effective manner.
Our investments in MLPs may be subject to additional fees and expenses, including management and incentive fees, and, as a result, our investments in MLPs may achieve a lower rate of return for you than our other investments.
MLPs are subject to additional fees, some of which are paid regardless of the performance of its assets. We (and other investors) will pay certain management fees to the adviser entity of any MLP in which we invest. Our Adviser will also earn its base management fee from us based on our total assets, including our investment in any such MLP; therefore, we will be paying both our Adviser’s base management fee and any management fees earned by the manager of an MLP. As a result, our investment returns attributable to MLPs in which we invest may be lower than other investments we select. In addition, because the fees received by an MLP adviser are typically based on the managed assets of the MLP, including the proceeds of any leverage it may incur, the MLP adviser has a financial incentive to utilize leverage, which may create a conflict of interest between the MLP adviser and us as a stockholder in the MLP.
Risks Related to Our Investments in CLOs
Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.
We will invest in CLOs, including the equity and junior debt tranches of CLOs. Generally, there may be less information available to us regarding the underlying debt investments held by CLOs than if we had invested directly in the debt of the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLOs in which we will invest. Our investments in the equity and junior debt tranches of CLOs are subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLOs. Our investments in portfolio companies may be risky, and we could lose all or part of our investment.
CLOs typically will have no significant assets other than their underlying senior secured loans; payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.
CLOs typically will have no significant assets other than their underlying senior secured loans. Accordingly, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans, net of all management fees and other expenses. Payments to us as a holder of CLO junior securities are and will be made only after payments due on the senior secured notes, and, where appropriate, the junior secured notes, have been made in full. This means that relatively small numbers of defaults of senior secured loans may adversely impact our returns.
Our CLO investments are exposed to leveraged credit risk.
Generally, we are in a subordinated position with respect to realized losses on the senior secured loans underlying our investments in the equity and junior debt tranches of CLOs. The leveraged nature of CLOs, in particular, magnifies the adverse impact of senior secured loan defaults. CLO investments represent a leveraged investment with respect to the underlying senior secured loans. Therefore, changes in the market value of the CLO investments could be greater than the change in the market value of the underlying senior secured loans, which are subject to credit, liquidity and interest rate risk.
There is the potential for interruption and deferral of cash flow from CLO investments.
If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to us on our investments in the equity and junior debt tranches of CLOs may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CLO investments, which would adversely impact our returns.
Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
Our CLO investment strategy allows investments in foreign CLOs. Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CLOs in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CLOs in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.
The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our returns.
We may invest in CLO investments where the underlying portfolio securities may be subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve.
The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.
There can be no assurance that for any CLO investment, in the event that any of the senior secured loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new senior secured loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new senior secured loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected.
Our CLO investments are subject to prepayments and calls, increasing re-investment risk.
Our CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on our value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.
Furthermore, our CLO investments generally do not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).
The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we do not hold the relevant percentage we will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.
Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.
We have limited control of the administration and amendment of senior secured loans owned by the CLOs in which we invest.
We are not able to directly enforce any rights and remedies in the event of a default of a senior secured loan held by a CLO vehicle. In addition, the terms and conditions of the senior secured loans underlying our CLO investments may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from senior secured loans could be modified, amended or waived in a manner contrary to our preferences.
We have limited control of the administration and amendment of any CLO in which we invest.
The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invest be modified, amended or waived in a manner contrary to our preferences.

Senior secured loans of CLOs may be sold and replaced resulting in a loss to us. The senior secured loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.
Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.
We expect that a majority of our portfolio will consist of equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss. As of June 30, 2016, the range of leverage ratios of the CLO investments in our portfolio was 9.0 times to 11.3 times and the weighted average was 9.9 times. In particular, investors in CLOs indirectly bear risks of the underlying debt investments held by such CLOs. We will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entities that sponsored the CLOs. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices, and, therefore, the prices of the CLOs will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.
The investments we make in CLOs are thinly traded or have only a limited trading market. CLO investments are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying senior secured loans will not be adequate to make interest or other payments; (ii) the quality of the underlying senior secured loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs are subordinate to the senior debt tranches thereof.
Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying senior secured loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the senior secured loans underlying the CLOs in which we invest.
Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.
The senior secured loans underlying our CLO investments typically are BB or B rated (non-investment grade) and in limited circumstances, unrated, senior secured loans. Non-investment grade securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and higher price volatility than investment grade debt.
We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.
We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold as those portfolios are managed by non-affiliated third party CLO collateral managers. Similarly, we are not responsible for and have no influence over the day-to-day management, administration or any other aspect of the issuers of the individual securities. As a result, the values of the portfolios underlying our CLO investments could decrease as a result of decisions made by third party CLO collateral managers.

Risks Related to Debt Financing
If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.
We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. We currently expect to use leverage in an aggregate amount up to 33 1/3% of our total assets, which includes assets obtained through such leverage, although we may increase our leverage under the 1940 Act. See “Regulation” in the SAI. The use of borrowings, also known as leverage, increases the volatility of investments and magnifies the potential for loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our shares. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income attributable to our stockholders to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make share distribution payments. Leverage is generally considered a speculative investment technique.
In addition, the way in which the subordinated incentive fee payable to our Adviser is determined may encourage it to use leverage to increase the return on our investments. Also, the fact that our base management fee is payable based upon our average total assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of a default by us, which would adversely affect holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Changes in interest rates may affect our cost of capital and net investment income.
If we borrow funds to make investments, which we do not expect to do before we have fully invested the initial proceeds of this offering in accordance with our investment objective, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we may have to purchase or develop such expertise.
You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may make it easier for us to meet or exceed the subordinated incentive fee fixed preferred return and may result in a substantial increase of the amount of incentive fees payable to our Adviser with respect to pre-incentive fee net investment income. See “Investment Advisory Agreement.”
Holders of any preferred stock we might issue would have the right to elect members of our Board of Directors and class voting rights on certain matters.
Holders of any preferred stock we might issue would have the right to elect members of our Board of Directors and class voting rights on certain matters. Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of our Board of Directors at all times and, in the event dividends become two full years in arrears, would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Federal Income Tax Risks
We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

•
The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of shares or securities or similar sources.

•
The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because some of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt or equity investments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.
A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate stockholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC for our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.
We may in the future choose to pay dividends in part in our own stock, in which case you may be required to pay tax in excess of the cash you receive.
We may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. The Internal Revenue Service has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many stockholders elect to receive their distributions in cash, each such stockholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.
We may be adversely affected if an MLP or other non-corporate business structure in which we invest is treated as a corporation, rather than a partnership, for federal income tax purposes.
Our ability to meet our investment objective may partially depend on the level of taxable income and distributions and dividends we receive from the MLPs and other energy company securities in which we may invest, a factor over which we have no control. The benefit we derive from an investment in MLPs is largely dependent on the MLPs being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP is treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution would be reduced and distributions received by us would be taxed under federal income tax laws applicable to corporate distributions (as dividend income, return of capital or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to us, likely causing a reduction in the value of our investment in such MLP.
Our investments in MLPs may exceed the cash received from such investments.
As a limited partner in the MLPs in which we seek to invest, we will receive our share of income, gains, losses, deductions, and credits from those MLPs. Historically, a significant portion of an investor’s income from an MLP has been offset by tax deductions to the investor from such MLP. As a result, this income has been significantly lower than cash distributions paid by MLPs. We will incur a current tax liability on our share of an MLP’s income and gains that is not offset by tax deductions, losses, and credits, or our net operating loss carryforwards, if any. The percentage of an MLP’s realized income and gains that is offset by tax deductions, losses, and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in our portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in our net ordinary income that we are required to distribute to stockholders to maintain our status as a RIC and to eliminate our liability for federal income tax. If our income from our investments in MLPs exceed the cash distributions received from such investments, we may need to obtain cash from other sources in order to satisfy such distribution requirements. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and become subject to corporate-level federal income tax. We may also recognize gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed or deemed distributed in order to avoid liability for corporate-level federal income taxes on such gain. See “Material U.S. Federal Income Tax Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;

•	the impact of interest rate volatility on our results, particularly if we elect to use leverage as part of our investment strategy;

•	our business prospects and the prospects of the companies in which we may invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	our ability to source favorable investments;

•	our use of financial leverage;

•	our tax status;

•	the tax status of the companies in which we may invest;

•	the timing and amount of interest distributions and dividends from the investments we make; and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus and in our filings with the SEC.
In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions that impact our operations or investments.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. During this offering, we will provide updated information in connection with material developments and you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

USE OF PROCEEDS
The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell (1) $100,000,000 worth of shares, and (2) the maximum number of shares registered in this offering, or 100,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the initial public offering price of the shares and the actual number of shares we sell in the offering.
We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private or public U.S. companies, in accordance with our investment objective and using the strategies described in this prospectus. The remainder we expect to be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or make a broad range of investments within our portfolio.
We estimate that it will take up to six months for us to substantially invest the net proceeds from each closing of this continuous offering, depending on the availability of attractive opportunities and market conditions. Pending such use, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our election to be taxed as a RIC.
The amounts in this table assume that the full fees and commissions are paid on all of our shares offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as fiduciaries and sales to our affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$100 Million Raised		Maximum Offering
	Amount	%	Amount	%
Gross Proceeds	$100,000,000	100%	$1,500,000,000	100%
Less:
Selling Commission(1)	$6,000,000	6.0%	$90,000,000	6.0%
Dealer Manager Fee(1)	$2,000,000	2.0%	$30,000,000	2.0%
Offering Expenses	$2,000,000	2.0%	$22,500,000	1.5%
Net Proceeds/Amount Available for Investments	$90,000,000	90.0%	$1,357,500,000	90.5%
_______________________________________________________________________________

(1)
This table assumes that all shares sold in this offering are Class R shares that incur a full sales load. The sales load includes 6.0% for selling commissions and 2.0% for dealer manager fees. Under certain circumstances, as described in this prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in connection with certain purchases. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. See “Plan of Distribution.”

DISTRIBUTIONS
Subject to our Board of Directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a monthly basis beginning no later than the end of the first full calendar quarter after the minimum offering requirement was met. We will then calculate each stockholder’s specific distribution amount for the period using weekly record dates with each stockholder eligible to receive distributions beginning the week we accept the stockholder’s subscription for our shares. From time to time, we may also pay interim special distributions in the form of cash or shares at the discretion of our Board of Directors. For example, our Board of Directors may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell shares at a price below net asset value per share or to comply with RIC tax regulations. Each year a statement on Form 1099-DIV, identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.
From time to time and not less than quarterly, our Adviser must review our accounts to determine whether cash distributions are appropriate. We shall distribute pro rata to our stockholders funds received by us which our Adviser deems unnecessary for us to retain.
We intend to make our ordinary distributions in the form of cash, out of assets legally available, unless stockholders elect to receive their distributions in additional shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares.
The following table reflects the cash distributions per share that we have declared and paid on our common stock during the fiscal years ended June 30, 2016. Dollar amounts in the table below and the notes thereto are presented in thousands, except per share data:

	Distribution
For the Year Ended June 30,	Per Share	Amount
2016	$0.75204	$280

On June 20, 2016 our Board of Directors declared a series of distributions for the months of July through September 2016 of $0.01726 per share each. On October 6, 2016 our Board of Directors declared a series of distributions for the months of October through November 2016 of $0.01726 per share each. Stockholders of record as of each respective record date will be entitled to receive the distribution. Below are the details for each respective distribution:

Amount Per Share	Record Date	Payment Date
$0.01726	July 1, 2016	August 1, 2016
0.01726	July 8, 2016	August 1, 2016
0.01726	July 15, 2016	August 1, 2016
0.01726	July 22, 2016	August 1, 2016
0.01726	July 29, 2016	August 1, 2016
0.01726	August 5, 2016	August 29, 2016
0.01726	August 12, 2016	August 29, 2016
0.01726	August 19, 2016	August 29, 2016
0.01726	August 26, 2016	August 29, 2016
0.01726	September 2, 2016	October 3, 2016
0.01726	September 9, 2016	October 3, 2016
0.01726	September 16, 2016	October 3, 2016
0.01726	September 23, 2016	October 3, 2016
0.01726	September 30, 2016	October 3, 2016
0.01726	October 7, 2016	October 31, 2016
0.01726	October 14, 2016	October 31, 2016
0.01726	October 21, 2016	October 31, 2016
0.01726	October 28, 2016	October 31, 2016
0.01726	November 4, 2016	November 28, 2016
0.01726	November 11, 2016	November 28, 2016
0.01726	November 18, 2016	November 28, 2016
0.01726	November 25, 2016	November 28, 2016
The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our Board of Directors.
To qualify for and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. We may make interim special distributions to meet our RIC distribution requirements. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” in the SAI and “Material U.S. Federal Income Tax Considerations.”
We have adopted an “opt in” distribution reinvestment plan for our stockholders. As a result, if we make a distribution, our stockholders will receive their distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares. See “Distribution Reinvestment Plan.”
We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. The following table reflects, for tax purposes, the sources of the cash distributions that we have paid on our common stock during the year ended June 30, 2016. Dollar amounts in the table below and the paragraph that follows such table are presented in thousands:

Year ended June 30, 2016
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—%
Borrowings	—	—%
Ordinary income	280	100%
Short-term capital gains proceeds from the sale of assets	—	—%
Long-term capital gains proceeds from the sale of assets	—	—%
Expense reimbursement from sponsor	—	—%
Total	$280	100%
The aggregate cost of our investments for federal income tax purposes totaled $8,381 million as of June 30, 2016. The gross unrealized appreciation and depreciation of $0.2 and $0.2 million, respectively. Our taxable income for the year ended June 30, 2015 was $0.6 million.
Taxable income generally differs from GAAP net income resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following reconciles the GAAP net income resulting from operations to taxable income for the year ended June 30, 2016:

Year Ended June 30, 2016
Net increase in net assets resulting from operations	$405
GAAP to tax related difference from investments in CLOs	(5)
Net unrealized depreciation on investments	9
Excise tax expense	12
Amortization of offering costs	175
Total	$596
The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year.
Expense Support Agreement

On March 29, 2016, we entered into a Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”), which became effective as of the quarter ended June 30, 2016, with our Adviser, whereby our Adviser has agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less the sum of our net investment income, the net realized capital gains/losses and dividends and other distributions paid to us from our portfolio investments during such period (“Expense Support Reimbursement”). To the extent that there are no dividends or other distributions to our stockholders for which a record date has occurred in any given quarter, then the Expense Support Reimbursement for such quarter is equal to such amount necessary in order for available operating funds for the quarter to equal zero. Available operating funds is the sum of (i) our net investment income (minus any reimbursement payments payable to our Adviser), (ii) our net realized capital gains/losses and (iii) dividends and other distributions paid to us on account of our portfolio investments. Prior to the the third restatement of the Expense Support Agreement on March 29, 2016, gross unrealized losses were included in the calculation of available operating funds, as a reduction to available operating funds. The terms of the Expense Support Agreement commenced with the calendar quarter ended March 31, 2014 and continue quarterly thereafter until the date upon which the public offering period of shares of common stock ends, unless extended mutually by us and our Adviser. Any payments required to be made by our Adviser under the Expense Support Agreement (an “Expense Payment”) for any quarter shall be paid by our Adviser to us in any combination of cash or other immediately available funds, and/or offsets against amounts otherwise due from us to our Adviser, no later than the earlier of (i) the date on which we close our books for such quarter and (ii) sixty days after the end of such quarter, or at such later date as determined by us (the “Expense Payment Date”). We have a conditional obligation to reimburse our Adviser for any amounts funded by our Adviser under the Expense Support Agreement. Following any calendar quarter in which available operating funds in such calendar quarter exceed the cumulative distributions to stockholders for which a record date has occurred in such calendar quarter (“Excess Operating

Funds”) on a date mutually agreed upon by our Adviser and us (each such date, a “Reimbursement Date”), we shall pay such Excess Operating Funds, or a portion thereof, to the extent that we have cash available for such payment, to our Adviser until such time as all Expense Payments made by our Adviser to us have been reimbursed; provided that (i) the operating expense ratio as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the annualized distribution rate, which includes all regular cash distributions paid and excludes special distributions or the effect of any stock dividends paid, as of such Reimbursement Date is equal to or greater than the annualized distribution rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date is not earlier than three years prior to the Reimbursement Date. The purpose of the Expense Support Agreement is to minimize such distributions from us being characterized as returns of capital for U.S. GAAP purposes and to reduce operating expenses until we have raised sufficient capital to be able to absorb such expenses. However, such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.

The following table provides information regarding liabilities incurred by the Adviser pursuant to the Expense Support Agreement for the fiscal years ended June 30, 2016, 2015 and 2014. Dollar amounts are presented in thousands.

Period Ended	Expense Support Payments Due from Adviser	Expense Support Payments Reimbursed to Adviser	Unreimbursed Support Payments	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
September 30, 2014	$162	—	$162	N/A	N/A	September 30, 2017
December 31, 2014	470	—	$470	N/A	N/A	December 31, 2017
March 31, 2015	401	—	$401	N/A	N/A	March 31, 2018
June 30, 2015	289	—	$289	16.39%	N/A	June 30, 2018
September 30, 2015	397	—	$397	8.52%	6.00%	September 30, 2018
December 31, 2015	322	—	$322	8.66%	6.00%	December 31, 2018
March 31, 2016	334	—	$334	7.36%	6.00%	March 31, 2019
June 30, 2016	126	—	$126	3.52%	6.00%	June 30, 2019
		Total	$2,501

(1) Operating expense ratio is as of the date the expense support payment obligation was incurred by the Adviser and includes all expenses borne by the Company, except for organizational and offering expenses, base management fees, and any interest expense attributable to indebtedness incurred by the Company.

(2)Annualized distribution rate equals the annualized rate of distributions to stockholders based on the amount of the regular dividends paid immediately prior to the date the expense support payment obligation was incurred by the Adviser. Annualized distribution rate does not include bonus dividends paid to stockholders.

We may terminate the Expense Support Agreement at any time. Our Adviser may terminate the Expense Support Agreement at the end of, but not during, any monthly period. If we terminate the Investment Advisory Agreement, we will be required to repay our Adviser in full all expense support payments made by our Adviser within three years of the date of termination.

INVESTMENT OBJECTIVE AND STRATEGY
We were organized in February 2013 as a Maryland corporation to invest primarily in income oriented securities of private or public Energy companies, and commenced operations on August 25, 2015, after satisfying our minimum offering requirement of selling $3.25 million of our shares, at least $2.5 million of which was to persons who are not affiliated with us or our Adviser. We are an externally managed, non-diversified, closed-end management investment company that intends to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Code.
We are managed by Pathway Energy Infrastructure Management, LLC, a registered investment adviser under the Advisers Act, which oversees the management of our activities and is responsible for making investment decisions for our portfolio.
Investment Strategy
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, that is net assets plus borrowings, in securities of Energy companies. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior written notice and make a corresponding change to our name. We consider Energy companies to be (a) those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, supply, distribution, mining, transmission, servicing, industrial products and services, energy efficiency, management, generation or marketing of natural gas, natural gas liquids, crude oil, liquefied natural gas, refined petroleum products, gasoline, diesel fuel, electricity, renewable energy, coal or power, as well as (b) other energy related industrial companies defined as businesses engaged in, but not limited to, manufacturing, refined products, chemicals, infrastructure, materials, logistics, marketing, waste, environmental, equipment rental, contracting, staffing, software, and other products and services that derive more than 50% of their revenues, gross or net profit or EBITDA from companies defined in (a) above. We anticipate that substantially all of our investments in Energy companies will consist of investments in what we define in this prospectus as our universe of Energy companies.
We invest primarily in Energy companies that we believe have, or are connected to, an infrastructure, an underlying asset base and/or cash flow so as to enhance downside protection for our investments.
Our primary area of focus is Energy companies in the upstream, midstream, downstream, service and equipment and power sub-sectors of the energy industry, which include the following:

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Upstream businesses that develop and extract energy resources, including natural gas, crude oil and coal from onshore and offshore geological reservoirs as well as from renewable sources, including agricultural, thermal, solar, wind and biomass;

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Midstream businesses that gather, process, store, transport and transmit energy resources and their byproducts in a form that is usable by power generation, utility, petrochemical, industrial and gasoline customers, including pipelines, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

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Downstream businesses that refine, market and distribute energy, such as customer-ready natural gas, natural gas liquids, gasoline, diesel and jet fuel to end-user customers, and customers engaged in the generation, transmission and distribution of electricity;

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Service and equipment businesses that provide services and/or equipment to aid in the exploration and production of oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets;

•	Power businesses that generate, transmit and distribute power and electricity; and

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Other energy related industrial businesses that engage in, but are not limited to, manufacturing, chemicals, infrastructure, materials, logistics, marketing, waste and environmental services and that sell products and provide services and/or equipment to Energy companies described above..

As part of our investment objective to generate current income, we may invest up to 20% of our total assets in other securities, including up to 15% in the equity and junior debt tranches of a type of pools of broadly syndicated loans known as Collateralized Loan Obligations, or “CLOs.” The CLOs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate, mortgages, sub-prime debt, or consumer based debt. To the extent available, we will seek out CLOs that have a greater exposure to investments in Energy companies than a typical CLO.
A CLO is a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term, financing with specified financing terms, including floating interest rates at a stated spread to LIBOR. See “Risk Factors—Risks Related to Our Investments—

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments” and “—Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.” The equity tranche represents the most junior tranche in the CLO capital structure. The equity tranche is typically not rated and is subordinated to the debt tranches. The holders of equity tranche interests are typically entitled to any cash reserves that form part of the structure at the point at which such reserves are permitted to be released. The equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the CLO and servicing of the debt securities.
Our investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. We will seek to meet our investment objective by:

•	utilizing the experience and expertise of our Adviser in sourcing, evaluating and structuring transactions;

•	employing a conservative investment approach focused on current income and long-term investment performance;

•	focusing primarily on debt investments in a broad array of private or public Energy companies within North America;

•	making select equity investments in certain Energy companies that have consistent dividends and growth potential including companies in which we hold debt investments;

•	investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and preempt negative events within our portfolio.
Our portfolio is comprised primarily of income-oriented securities, which includes debt securities and income-focused preferred and common equity interests, of private or public Energy companies within North America. We dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured floating rate loans) and less invested in other types of credit instruments. These securities are generally rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. We currently intend to initially weight our portfolio towards senior secured and unsecured debt. In addition to investments purchased from other dealers or investors in the secondary market, we expect to invest in primary market transactions and originated investments as this will provide us with the ability to tailor investments to best match a project’s or company’s needs with our investment objective. Our portfolio may also be comprised of select income-focused preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that we believe will produce both current income and long-term capital appreciation. These income-focused preferred or common equity interests may include interests in MLPs. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly traded, (iii) satisfy certain requirements to be treated as partnerships for federal income tax purposes and (iv) primarily own and operate midstream and upstream Energy companies. In connection with certain of our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. Once we raise sufficient capital, we expect that our investments will generally range between $3 million and $25 million each, although this investment size may vary as the size of our capital base changes and will ultimately be at the discretion of our Adviser, subject to oversight by our Board of Directors. Prior to raising sufficient capital, we may make significantly smaller investments to have a diversified portfolio for RIC qualification purposes.
In order to comply with diversification requirements applicable to RICs, with respect to half of our investment portfolio, our interest in any one investment will not exceed 5% of the value of our gross assets, and with respect to the other half of our portfolio, our interest in any one investment will not exceed 25% of the value of our gross assets. We do not intend to operate as a “diversified” investment company within the meaning of the 1940 Act. See “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company” for our detailed RIC diversification requirements.
About our Adviser
Our Adviser is owned 50% by Prospect Capital Management, an asset management firm and registered investment adviser under the Advisers Act, and 50% by Behringer Harvard, a national sponsor of alternative investment products designed for the individual and institutional investor. Our Adviser is registered as an investment adviser with the SEC under the Advisers Act and is led by a team of investment professionals from the investment and operations team of Prospect Capital Management and Prospect Administration. These individuals are responsible for our day-to-day operations on behalf of our Adviser and are responsible for developing, recommending and implementing our investment strategy. Prospect Capital Management also manages Prospect Capital Corporation, a business development company traded on the NASDAQ Global Select Market. See

“Risk Factors—Risks Related to Our Adviser and Its Affiliates.” Prospect Capital Corporation commenced operations on July 27, 2004, focusing on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, and equity of a broad portfolio of U.S. companies. Prospect Capital Corporation had total assets of approximately $7.2 billion as of June 30, 2015 and capital under management of approximately $7.2 billion (including undrawn credit facilities) as of August 31, 2015. Our Adviser’s professionals also manage Priority Income Fund, a newly-formed, externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated.
Our Adviser’s investment professionals have significant experience in private lending and private equity investing, and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered investment companies. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management, Prospect Administration and Behringer Harvard and may retain additional personnel as our activities expand. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team. See “Investment Objective and Strategy—About Our Adviser.” We believe that the depth of experience and disciplined investment approach of our Adviser’s management team will help our Adviser to successfully execute our investment strategy. See “Management” and “Portfolio Management” for biographical information regarding our Adviser’s professionals.
Our Board of Directors, including a majority of independent directors, will oversee and monitor our investment performance and beginning with the second anniversary of the date of the Investment Advisory Agreement will annually review the compensation we pay to our Adviser to determine that the provisions of the Investment Advisory Agreement are carried out. See “Investment Advisory Agreement.”
Market Opportunity
We believe that there are and will continue to be significant investment opportunities in income-oriented securities of private or public Energy companies within the United States that will provide attractive risk-adjusted returns compared to other types of investments. Such investments are expected to be made across all sub-sectors of the Energy markets, which markets include over 10,000 private companies and 1,000 public companies whose aggregate traded market capitalization exceeds $2 trillion.
Assets of Energy companies are growing both in size and importance to the U.S. and the global economy. According to the International Energy Agency’s (IEA) World Energy Outlook (2015 edition), world energy sector investment is projected to total $68 trillion from 2015-2040. This anticipated growth will need to be met with increased supply throughout the world. The International Energy Agency’s (IEA) World Energy Investments Outlook (2014 edition) estimates that nearly $40 trillion is required in energy supply infrastructure through 2035, of which 15% must be invested in the United States energy-supply infrastructure from 2014-2035 to support development of the long-lived energy assets that drive the production, transportation and use of energy and other commodities. Such investments are expected to be made across all sub-sectors of the energy and related infrastructure and industrial markets.

Across energy industry sub-sectors, we see multiple factors which will necessitate additional and continued capital infusion. Upstream companies face the inherent production declines of oil and natural gas reserves, which in turn require large annual capital inflows to replace naturally declining production. This is particularly true for the growing supply of natural gas from the Utica, Haynesville, Marcellus, Barnett, Bakken, Fayetteville and Eagle Ford shales, which in many cases have a first year production decline rate of over 75%. Developing many of these reservoirs requires increasingly complex drilling and completion techniques which cost considerably more than conventional techniques. The development of these new fields highlights that many of the midstream assets throughout the U.S. are aging and are not ideally located, requiring that additional infrastructure be built to ensure this new supply reaches market. We believe these investment opportunities could increase significantly due to potential environmental regulations that are expected to impact certain fossil-fuel generation, particularly coal generation which comprises more than a third of current U.S. generation. We believe such market dynamics across these sub-sectors will present a large and growing investment opportunity for us.
The Energy industry is a capital intensive industry that requires third party capital to support resource and infrastructure development. Third party capital from commercial lenders has become less available since the financial crisis due to increased scrutiny from regulators and pressure from shareholders that have together led to tighter lending standards. The recent decline in oil prices has also led to commercial banks reducing their traditional asset or reserve based lines of credit to Energy borrowers, which often serves as a near-term source of liquidity. Small and mid-size Energy companies have difficulty accessing debt capital from traditional sources as banks are under regulatory pressure and tranche size and liquidity are more important than ever for market participants and investors. We believe smaller Energy companies, including the non-investment grade segment of the market are likely to experience more difficulty in accessing the capital markets given the regulatory landscape and current commodity price environment.
The recent changes in commodity prices have impacted both primary new issuance in the capital markets and secondary trading levels. We believe the resulting capital dislocation has created attractive investment opportunities to provide capital on a proprietary and secured basis in the primary and secondary debt markets.
We believe that this large and diversified asset class maintains the following attractive and distinct investment characteristics:

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Stable cash flows. We will seek to make investments in companies that have relatively stable cash flows. For example, we expect to invest in midstream companies that generate a substantial amount of their cash flow from contracted assets with limited commodity price risk. We expect to invest in power companies that generate cash flow through a variety of contracts such as PPAs, which are intended to mitigate commodity price fluctuations. Our investments in upstream companies will generally focus on those companies which we believe have lower-risk, longer-lived assets that are generating strong cash flow and that have effectively hedged a portion of their production at known prices.

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High barriers to entry. Due to the high cost of construction and the extensive time required to obtain all the necessary environmental and regulatory approvals required to construct new energy infrastructure assets, the barriers to enter the sector are high. For example, it can take up to 15 years to obtain the necessary regulatory approvals for, and to ultimately complete construction of, a new nuclear power generating facility. As a result, it may be difficult to replicate an existing network of integrated energy infrastructure assets. These barriers to entry create a competitive advantage for existing Energy companies with significant operations. We believe such barriers produce more operating leverage and, correspondingly, reduce market risk.

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Steady distributions with attractive growth profiles. As mentioned above, national and global demand for Energy is expected to continue to expand over the long term due to growing demand from emerging markets, domestic economic growth, aging of existing infrastructure and the industry’s dependence on fossil fuels, which are inherently finite resources. As Energy companies seek to finance these assets, we foresee a growing opportunity to make income-oriented investments. Given the strong asset value in much of the Energy industry, we believe there is significant support for additional debt within the capital structure of many Energy companies. This includes opportunities for senior debt, subordinated debt, and equity securities with customarily increasing levels of risk and return. In general, we believe Energy companies will often seek to attract capital by paying investors a steady stream of current income with some opportunity to share in the long-term growth in their underlying markets. We believe such trends are well-aligned with our investment objective.

Investments
Our investments range between approximately $3 million and $25 million each, although this investment size may vary proportionately as the size of our capital base changes and will be significantly lower if we only raise the minimum offering requirement.
We seek to maximize returns to our investors by applying rigorous credit analysis and asset-based lending techniques to make and monitor our investments in asset intensive energy and/or Energy companies. Some of the Energy companies that we do invest in are involved in exploration or development activity. While the structure of our investments vary, we invest primarily in secured and unsecured debt, which may include equity interests such as net profit interests, overriding royalties, warrants or options received in connection with these loans, and dividend-paying equity securities, such as common and preferred stock, limited partnership units (common, subordinated and general partner), and convertible securities, of target energy and industrial companies.
While our primary focus is on seeking current income through investment in the debt and dividend-paying equity securities of private or public Energy companies and long-term capital appreciation by acquiring accompanying warrants, options or other equity securities of such companies, we may invest a portion of our portfolio in opportunistic investments in order to seek enhanced returns for stockholders. Such investments may include investments in the debt and equity instruments of public companies that are not thinly traded. We expect that these public companies generally will have debt securities that are non-investment grade. Where we hold equity investments in companies, we may also hold senior secured and/or unsecured debt investments in such companies. We may also invest in debt and equity securities of companies located outside of the United States.
As part of our focus, a significant portion of our investments may be in U.S. based midstream Energy companies structured as limited partnerships, which may include public, private and joint venture MLPs. Limited partnerships, both public and private, have several classes of securities, including general partner interests and limited partner interests. Limited partnership interests can be further segregated into several classes including common units and subordinated units. The general partner is typically owned by a major energy company, an investment fund, the direct management of the limited partnership or one or more of such parties. The general partnership interest may be held by either a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the partnership through an equity interest in the limited partnership (typically up to 2% of total equity) plus, in many cases, ownership of common units, subordinated units and IDRs. Limited partners own the remainder of the partnership, through ownership of common and subordinated units, and have a limited role in the partnership’s operations and management.
Limited partnerships may be structured such that common units have first priority to receive quarterly cash distributions up to an established minimum amount (“minimum quarterly distributions” or “MQD”). Common units also accrue arrearages in distributions to the extent the MQD is not paid. Once common units have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to holders of both common and subordinated units generally on a pro rata basis. Whenever a distribution is paid to either common stockholders or subordinated stockholders, the general partner is paid a distribution. The holders of the incentive distribution rights, or IDRs, (usually the general partner) are eligible to receive incentive distributions if the general partner operates the business in a manner which results in distributions paid per unit surpassing specified target levels. As cash distributions to the limited partners increase, the IDRs receive an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the IDRs can reach a tier where the holder receives 48% of every incremental dollar paid to common and subordinated unit holders. IDRs encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the partnership’s cash flow and raise the quarterly cash distribution in order to reach higher tiers. Such results benefit all security holders of the MLP.
MLPs in which we intend to invest are currently classified by us as midstream MLPs, propane MLPs and other MLPs.

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Midstream MLPs are engaged in (a) natural gas pipelines and storage, (b) natural gas gathering, processing and marketing, (c) crude oil pipelines, (d) crude oil storage, gathering and marketing and (e) natural gas liquids and refined products pipelines.

•	Propane MLPs are engaged in the distribution of propane to homeowners for space and water heating and to commercial, industrial and agricultural customers.

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Other MLPs are engaged in (a) the acquisition, production, and development of oil and gas properties, (b) owning, leasing, managing, producing, processing and selling coal and coal reserves and (c) the marine transportation of crude oil, refined petroleum products, liquefied natural gas, as well as other energy-related natural resources using tank vessels and bulk carriers.

Our investments may include other equity investments, such as warrants, options to buy a minority interest in a portfolio company, or contractual payment rights or rights to receive a proportional interest in the operating cash flow or net income of such company. When determined by our Adviser to be in our best interest, we will acquire a controlling interest, in a portfolio company. Any warrants we receive with our debt securities may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We will structure the warrants to provide provisions protecting our rights as a minority-interest or, if applicable, controlling-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.
We expect that the securities in which we primarily invest will be unregistered or otherwise restricted securities, principally securities of private or public companies. Unregistered securities are securities that cannot be sold publicly in the United States without registration under the Securities Act unless an exemption from such registration is available (such as pursuant to Rule 144A). Accordingly, our ability to dispose of such securities on favorable terms may be limited until the portfolio company becomes a public company, if ever. The term “restricted securities” refers to (i) registered securities of public companies subject to a lock-up period greater than 30 days, (ii) unregistered securities of public companies with registration rights, or (iii) unregistered securities of public companies that become freely tradeable with the passage of time. Restricted securities may be more difficult to value and we may have difficulty disposing of such assets either in a timely manner or for a reasonable price. In order to dispose of an unregistered security, we, where we have contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered so that we can sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and purchaser of the securities. We would, in either case, bear the risks of any reduction in value during that period. The difficulties and delays associated with selling restricted securities may result in our inability to realize a favorable price upon disposition of such securities, and at times might make disposition of such securities impossible.
We may seek to enhance our total returns through the use of leverage, which may include the issuance of shares of preferred stock, or notes and other borrowings, including before we have fully invested the initial proceeds of this offering. There is no assurance that we will utilize leverage or, if leverage is utilized, that it will be successful in enhancing the level of our total return. The net asset value of our common stock may be reduced by the fees and issuance costs of any leverage. We currently expect to use leverage in an aggregate amount up to 33 1/3% of our total assets, which includes assets obtained through such leverage, although we may increase our leverage under the 1940 Act. See “Regulation” in the SAI. We intend to qualify and elect to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.
For a discussion of the risks inherent in our portfolio investments, see “Risk Factors.”
When identifying prospective portfolio companies, we intend to focus primarily on the attributes set forth below, which we believe will help us generate attractive total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

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Significant/meaningful asset value. We invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success, or factors beyond the control of a portfolio company. We focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under- exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

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Defensible market positions. We invest in companies that have developed strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We will seek companies that can protect their competitive advantage through scale, scope, customer loyalty, asset base, product pricing or product quality, thereby minimizing business risk and protecting profitability.

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Proven management teams. We focus on companies that have experienced management teams with an established track record of success. We will typically require our portfolio companies to have proper incentives in place to align management’s goals with ours.

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Commodity Price Management. We invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly-rated counterparties, contracts such as PPAs or tolling agreements and other instruments that seek to minimize the company’s exposure to significant commodity price swings.

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Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and sub-sectors within the universe of Energy companies, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate impact on the performance of our portfolio.

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Viable exit strategy. We will attempt to invest a majority of our assets in securities that may be sold in a privately negotiated over-the-counter market or public market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Investment Types
Senior debt
Senior debt is situated at the top of the capital structure. Because this debt has priority in payment, it carries the least risk among all investments in a firm. Generally, senior debt in which we intend to invest is expected to have a maturity period of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Senior debt is comprised of first lien and second lien debt positions. Second lien debt is granted a second priority security interest in the assets of the borrower. Generally, we expect that the variable interest rate on our first lien debt typically will range between 2.0% and 6.0% over a standard benchmark, such as the prime rate or the London Interbank Offered Rate (LIBOR). We expect that the variable interest rate on second lien debt will range between 4.0% to 8.0% over the prime rate or

LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments.
Subordinated debt
In addition to senior debt, we also invest a portion of our assets in subordinated debt of private or public companies. Subordinated debt usually ranks junior in priority of payment to senior secured loans and second lien secured loans and is often unsecured, but is situated above preferred equity and common stock in the capital structure. In return for their junior status compared to senior secured loans and second lien secured loans, subordinated debt typically offers higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt securities have maturities of five to ten years. Generally, we expect these securities to carry a fixed or a floating interest rate of 6.0% to 12.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.
Preferred equity
Preferred equity typically includes a stated value or liquidation preference structurally ahead of common equity holders. Holders of preferred equity can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. Preferred equity can also include a conversion feature whereby the securities convert into common stock based on established parameters according to set ratios.
Other equity securities
We may also invest in other equity securities which are typically structurally subordinate to all other securities within the capital structure and do not have a stated maturity. As compared to more senior securities, equity interests have greater risk exposure, but also have the potential to provide a higher return. Some of these investments may take the form of common units in MLPs. MLPs typically pay their stockholders quarterly distributions, offering investors a current yield and the opportunity for a more stable return profile.
Net profits interests, royalty interests, volumetric production payments (VPPs)
We may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Such non-operating interests do not include the rights and obligations of operating a mineral property (costs of exploration, development, operation) and do not bear any part of the net losses. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the mineral production, or proceeds therefrom. A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. A VPP is typically set to expire after a certain length of time or after a specified aggregate total volume of the commodity has been delivered. If the producer cannot meet the supply quota for a given period, the supply obligation rolls forward to future cycles until the buyer is made financially whole.
Non-U.S. securities
We may invest in non-U.S. securities, which will involve investments in the types of securities described above, but may include securities denominated in U.S. dollars or in non-U.S. currencies or securities issued by companies domiciled in foreign jurisdictions.
Sources of Income
The primary means through which our stockholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid on original issue at the time each investment is made. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment.
Risk Management
We will seek to limit the downside potential of our investment portfolio by:

•	applying our investment strategy guidelines for portfolio investments;

•	requiring a total return on investments (including both on-going interest, dividend payments, and potential appreciation) that adequately compensates us for credit risk;

•	diversifying our portfolio, size permitting, with an adequate number of companies, across different sub-sectors of the Energy industry; and

•	negotiating or seeking debt and other securities with covenants or features that protect us consistent with preservation of capital.
Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. We may also enter into interest rate hedging transactions at the sole discretion of our Adviser. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.
Affirmative covenants
Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lenders’ monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lenders.
Negative covenants
Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lenders’ investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt or making capital expenditures without the lenders’ approval. In addition, certain covenants may restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.
Investment Process
The professionals of our Advisor have spent their careers developing the resources necessary to invest in private or public companies. Our transaction process is highlighted below.
Our Transaction Process

Sourcing
In order to source transactions, our Adviser will generate investment opportunities through syndicate and club deals and, subject to regulatory constraints, through the proprietary origination channels of the investment team at our Adviser and its affiliates. With respect to syndicate and club deals, the investment professionals of our Adviser have built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to our Adviser’s proprietary origination channel, our Adviser will seek to leverage the relationships with private equity sponsors and financial intermediaries. We believe that the broad networks of our Adviser and its affiliates will produce a significant pipeline of investment opportunities for us.
Evaluation
Initial review. In its initial review of an investment opportunity, our Adviser’s professionals examine information furnished by the target company and external sources, such as rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by our Adviser, within the context of proper portfolio diversification, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated research analyst, the results of which are available for the investment team to review. In the case of a primary or secondary transaction, our Adviser will conduct detailed due diligence investigations as necessary.
Credit analysis/due diligence. Before undertaking an investment, the transaction team expects to conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

•	a full operational analysis to identify the key risks and opportunities of the company’s business, including a detailed review of historical and (sometimes) projected financial results;

•	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

•	on-site visits, if deemed necessary;

•	background checks to further evaluate management and other key personnel;

•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•	a review of management’s experience and track record.
When possible, our advisory team will seek to structure transactions in such a way that our portfolio companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.
Execution
Recommendation. The professionals of our Adviser will recommend investment opportunities for its approval. Our Adviser seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its investment process, which includes (i) the pre-review of each opportunity by one of its investment professionals to assess the general quality, value and fit relative to our portfolio and (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments.
Approval. After completing its internal transaction process, our Adviser will make formal recommendations for review and approval by our Adviser’s investment committee. In connection with its recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. The consummation of a transaction will require unanimous approval of the members of our Adviser’s investment committee.
Monitoring
Portfolio monitoring. Our Adviser intends to monitor our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, our Adviser may work closely with the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan.
Typically, our Adviser will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. Our Adviser intends to use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research, and/or other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.
In addition to various risk management and monitoring tools, our Adviser will use an investment scoring system to characterize and monitor the expected level of returns on each investment in our portfolio. Our Adviser will use an investment scoring scale of 1 to 5. The following is a description of the conditions associated with each investment score:

Investment Score	Summary Description
1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company’s business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend expected, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.
Our Adviser will monitor and, when appropriate, will change the investment scores assigned to each investment in our portfolio. In connection with valuing our assets, our Board of Directors will review these investment scores on a quarterly basis. In the event that our Board of Directors or advisory team determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, we may attempt to sell the asset in the secondary market, if applicable, or to implement a plan to attempt to exit the investment or to correct the situation.
Valuation process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available will be recorded at such market quotations. With respect to investments for which market quotations are not readily available, our Board of Directors will determine the fair value of such investments in good faith, utilizing the input of our Adviser and any other professionals or materials that our Board of Directors deems worthy and relevant and independent third-party valuation firms, if applicable. See “Determination of Net Asset Value.”
Exit
Exit transactions. We will attempt to invest in securities that may be sold in the privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization.
Cash Uses and Cash Management Activities
In accordance with our investment strategy, our principal use of cash (including the net offering proceeds) will be to fund investments sourced by our Adviser, as well as initial expenses related to this offering, ongoing operational expenses and payment of dividends and other distributions to stockholders in accordance with our distribution policy. See “Distributions”.
Potential Competitive Strengths
We believe that we offer our investors the following potential competitive strengths:
Established platform with seasoned investment professionals. We believe that our Adviser’s professionals’ market knowledge, experience and industry relationships enable it to identify potentially strong investment opportunities in Energy companies and investments. Moreover, our Adviser’s professionals have built a solid reputation in the energy sector and have many long-term relationships with underwriters, trading desks, and industry executives and participants, which we believe gives us a vital advantage in sourcing and structuring transactions. We also benefit from the wider resources of our Adviser through the personnel it utilizes from Prospect Capital Management, which is focused on sourcing, structuring, executing, monitoring and exiting a broad range of investments.
Long-term investment horizon. Unlike private equity and venture capital funds, we will not be subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.
Efficient Tax Structure. As a regulated investment company, or “RIC,” we generally will not be required to pay federal income taxes on any ordinary income or capital gains that we receive from our investments and distribute to our stockholders as dividends. Because we are not required to pay federal income taxes on our income or capital gains that we distribute to our stockholders, we expect to be able to offer investment terms to potential issuers that are comparable to those offered by our corporate-taxpaying competitors, and achieve after-tax net investment returns that are often greater than their after-tax net investment returns. Furthermore, tax-exempt investors in our shares who do not finance their acquisition of our shares with indebtedness should not be required to recognize unrelated business taxable income, or “UBTI,” unlike certain direct investors in Master Limited Partnerships (“MLPs”). We expect to form wholly owned taxable subsidiaries to make or hold certain investments in non-traded limited partnerships. Although, as a RIC, dividends received by us from taxable entities and distributed to our stockholders will not be subject to federal income taxes, any taxable entities we own will generally be subject to federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.
Our Adviser’s transaction sourcing capability. Our Adviser seeks to leverage its investment professionals significant access to transaction flow. Prospect Capital Management seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to certain regulatory restrictions on co-investments with affiliates, also through Prospect Capital Management’s proprietary origination channels. These include significant contacts to participants in the credit and leveraged finance marketplace, which it can draw upon in sourcing investment opportunities for us. With respect to syndicate and club deals, Prospect Capital Management has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to Prospect Capital Management’s origination channel, our Adviser seeks to leverage Prospect Capital Management’s long-standing personal contacts within the energy industry to generate access to a substantial amount of originated transactions with attractive investment characteristics, including Prospect Capital Management’s contacts with private equity sponsors and finance intermediaries. We believe that the broad network of Prospect Capital Management will produce a significant amount of investment opportunities for us.
Disciplined, income-oriented investment philosophy. Our Adviser employs a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
Investment expertise across all levels of the corporate capital structure. We believe the personnel available to our Adviser have broad expertise and experience investing at all levels of a company’s capital structure afford us numerous approaches to managing risk while preserving the opportunity for significant returns on our investments. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform well in a broad range of economic conditions. In addition, we leverage this broad-ranging capability to enable us to provide Energy companies with financing that most closely aligns with their particular capital needs. We believe that such flexibility is valuable to Energy companies and provides us with a competitive advantage over other capital providers that are more limited in the securities in which they invest.
Operating and Regulatory Structure
Our investment activities are managed by our Adviser and supervised by our Board of Directors, a majority of whom are independent. Under our Investment Advisory Agreement, we have agreed to pay our Adviser a base management fee based on our average total assets as well as a subordinated incentive fee based on our performance. In addition, we will reimburse our Adviser for routine non-compensation overhead expenses, such as expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement, and other expenses. See “Investment Advisory Agreement” for a description of the payments we will make to our Adviser.
Prospect Administration provides us with general ledger accounting, fund accounting, and other administrative services.
While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure initially is appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange. In addition, we believe that this continuous offering may allow us to raise a greater amount of proceeds over an extended time frame than we could raise through a traditional firm commitment underwritten offering, in view of our lack of an operating history or existing portfolio. Correspondingly, we believe that we may have a greater ability to raise capital on attractive terms through a traditional firm commitment underwritten offering after we have established an investment track record. To provide our stockholders with limited liquidity, we intend to conduct quarterly repurchase offers pursuant to our share repurchase program beginning with the first calendar quarter following the one-year anniversary of the date that we met our minimum offering requirement. This will be the only method of liquidity that we offer prior to a liquidity event. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price.
Our shares are not currently listed on an exchange, and we do not expect a public market to develop for them in the foreseeable future, if ever.
We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that we will be able to complete a liquidity event within our proposed timeframe or at all.
We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

We will be subject to certain regulatory restrictions in making our investments. We have received the Order from the SEC granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions  - Allocation of Investments” in the statement of additional information.
To seek to enhance our returns, we may borrow money from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition, including before we have fully invested the initial proceeds of this offering. We currently expect to use leverage in an aggregate amount up to 33 1/3% of our total assets, which includes assets obtained through such leverage, although we may increase our leverage so long as our asset coverage with respect thereto, as defined in the 1940 Act, is at least equal to 300% immediately after each such increase. We do not intend to issue preferred shares in the first 12 months following effectiveness of the registration statement, of which this prospectus forms, or, thereafter, until after the proceeds of this offering are substantially invested in accordance with our investment objective. In determining whether to borrow money, we intend to analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock. See “Risk Factors—Risks Related to Debt Financing” for a discussion of the risks inherent to employing leverage.
Valuation Procedures
The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make. We will be required to specifically fair value each individual investment on a quarterly basis. In addition, in connection with our share repurchase program, our Board of Directors has adopted procedures pursuant to which our portfolio will be valued on the date of repurchases. See “Determination of Net Asset Value.”
Our Board of Directors will determine the value of our investment portfolio each quarter, after consideration of our audit committee’s recommendation of fair value. Our Adviser will compile the relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, typically will be presented to our audit committee to consider in making its recommendation of fair value to our Board of Directors. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases our audit committee generally will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available, in making its recommendation of fair value to our Board of Directors. Our Board of Directors has elected to engage third-party valuation firms to provide assistance to our audit committee and Board of Directors in valuing our investments. Our audit committee expects to evaluate the impact of such additional information, and factor it into its consideration of fair value. See “Determination of Net Asset Value” for a discussion of how net asset value is determined.
Competition
We compete for investments with other investment funds (including other equity and debt funds, mezzanine funds and business development companies), as well as traditional financial services companies such as commercial banks, investment banks, finance companies, insurance companies and other sources of funding. Additionally, because we believe competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, invest in small to mid-sized private U.S. companies in the energy and related infrastructure and industrial sectors. As a result of these new entrants, competition for investment opportunities in our targeted investments may intensify. Many of these entities may have greater financial and managerial resources than we do. We believe we will be able to compete with these entities primarily on the basis of the experience and contacts of our Adviser, and our responsive and efficient investment analysis and decision-making processes.
Employees
Our day-to-day investment operations are managed by our Adviser. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal, and administrative personnel of Prospect Capital Management, Prospect Administration and Behringer Harvard. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser. In addition, we reimburse Prospect Administration for an allocable portion of expenses incurred by it in performing its obligations under our Administration Agreement, including a portion of the rent and the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative support personnel. We also reimburse a subsidiary of Behringer Harvard for providing investor relations support and related back-office services with respect to our investors under the Investor Services Agreement.
Facilities
We do not own any real estate or other physical properties materially important to our operation. Our corporate headquarters are located at 10 East 40th Street, 42nd Floor, New York, NY 10016, where we occupy office space pursuant to an Administration Agreement with Prospect Administration.
Legal Proceedings
Neither we nor our Adviser is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our Adviser.
From time to time, our Adviser, its affiliates or its professionals may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights with respect to our investments. While the outcome of such legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

DETERMINATION OF NET ASSET VALUE
We expect to determine the net asset value per share of our common stock by dividing the value of our investments, cash and other assets (including interest accrued but not collected) less all our liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of our common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make. We will be required to specifically fair value each individual investment on a quarterly basis. In addition, in connection with our share repurchase program, our Board of Directors has adopted procedures pursuant to which our portfolio will be valued on the date of repurchases.
Our Board of Directors will determine the value of our investment portfolio each quarter, after consideration of our audit committee’s recommendation of fair value. Our Adviser will compile relevant information, including a financial summary, covenant compliance review and recent trading activity in the security, if known. All available information, including non-binding indicative bids which may not be considered reliable, typically will be presented to our audit committee to consider in making its recommendation of fair value to our Board of Directors. In some instances, there may be limited trading activity in a security even though the market for the security is considered not active. In such cases our audit committee generally will consider the number of trades, the size and timing of each trade, and other circumstances around such trades, to the extent such information is available, in making its recommendation of fair value to our Board of Directors. Our Board of Directors has elected to engage third-party valuation firms to provide assistance to our audit committee and Board of Directors in valuing our investments. Our audit committee expects to evaluate the impact of such additional information, and factor it into its consideration of fair value.
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, or ASC Topic 820, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.
With respect to investments for which market quotations are not readily available, we will undertake a multi-step valuation process each quarter, as described below:

•
our quarterly valuation process will begin with each portfolio company or investment being initially valued by our Adviser’s professionals, with such valuation taking into account information received from an independent valuation firm, if applicable, and the valuation CLO securities will be primarily determined using a third-party cash flow modeling tool;

•	preliminary valuation conclusions will then be documented and discussed with our Board of Directors; and

•
our Board of Directors will discuss valuations and will determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of our Adviser and any third-party valuation firm, if applicable.

Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our Board of Directors may consider when valuing our equity and debt investments.
Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our Board of Directors will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.
Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our Board of Directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.
Our Board of Directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our Board of Directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.
The fair values of our investments will be determined in good faith by our Board of Directors. Our Board of Directors will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. We intend to value all of our Level 2 and Level 3 assets by using an independent third-party pricing service which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the date of the relevant period end. For investments for which the third-party pricing service is unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our Board of Directors will utilize an independent third-party valuation service to value such investments on a periodic basis. The values of CLO securities will be primarily determined using a third-party cash flow modeling tool. The model will contain certain assumption inputs that are reviewed by a third party and our audit committee and adjusted as appropriate to incorporate how historic, current and potential market developments might potentially impact the performance of such investments. We will periodically benchmark the bid and ask prices received from the third-party pricing service and valuations received from the third-party valuation service, as applicable, against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value.
Determinations in Connection With Offerings
We are offering our shares on a continuous basis at a current offering price of $15.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. To the extent that our net asset value per share increases subsequent to the last closing, the offering price per share may increase. Our net asset value will be determined by our board of directors in accordance with the 1940 Act pursuant to a written policy. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current net offering price, we will reduce our offering price accordingly and provide a corresponding explanation to our investors. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary. Our intent is that our public offering price will be not more than 2.5% above our net asset value per share plus selling commissions, dealer manager fees and organizational and offering expenses.
Therefore, persons who subscribe for shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares. In connection with each closing of a sale of shares, our Board of Directors or a committee thereof is required within 48 hours of the time that each closing and sale is made to make the determination that we are not selling our shares at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share. Our Board of Directors or a committee thereof will consider the following factors, among others, in making such determination:

•	the net asset value per share of our shares disclosed in the most recent periodic report we filed with the SEC;

•
our Board of Directors’ assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of our investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our shares; and

•
the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our Board of Directors’ assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our shares at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our shares, but instead it involves the determination by our Board of Directors or a committee thereof that we are not selling our shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the closing and sale is made.
Moreover, to the extent that there is even a remote possibility that we may (i) issue our shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share of our shares at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of our shares pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board of Directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.
In addition, a non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share plus selling commissions, dealer manager fees and organizational and offering expenses. If our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 2.5%.
These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our shares offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website, www.pathway-energyfund.com.

MANAGEMENT
Pursuant to our charter and bylaws, our business and affairs are managed under the direction of our Board of Directors. The responsibilities of our Board of Directors include, among others, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Directors currently has an audit committee and a nominating and corporate governance committee and may establish additional committees from time to time as necessary. Each director will serve until the expiration of such director’s term and until his or her successor is duly elected. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors.
Any vacancy on our Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on our Board of Directors created by an increase in the number of directors may be filled by a majority vote of the entire Board of Directors.
Board of Directors and Executive Officers
Our Board of Directors consists of five members, three of whom are not “interested persons” of us or our Adviser as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our Board of Directors have been divided into three staggered classes of directors, with directors in each class elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify. The terms of the first, second and third classes will expire at our annual meeting of stockholders held in in 2017, 2018 and 2016, respectively, and in each case, those directors will serve until their successors are elected and qualify. Upon expiration of their current terms, directors of each class will be elected to serve for terms expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under section 402 of the Sarbanes-Oxley Act.
Directors
Information regarding our Board of Directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o Pathway Energy Infrastructure Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
Interested Directors
The following directors are “interested persons” as defined in the 1940 Act.

Name and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Directorships Held by Director During Past 5 Years
M. Grier Eliasek, 43	Director, Chairman of the Board, Chief Executive Officer and President	Class III Director since February 2013; Term expires 2016	President and Chief Operating Officer of our Adviser, President and Chief Operating Officer of Prospect Capital Corporation, Managing Director of Prospect Capital Management and Prospect Administration	3	Prospect Capital Corporation and Priority Income Fund, Inc.
Robert S. Aisner, 69	Director	Class II Director since February 2013; Term expires 2018	Executive positions of the following entities: Behringer Harvard REIT I, Inc., Behringer Harvard Opportunity REIT I, Inc., Behringer Harvard Opportunity REIT II, Inc., Behringer Harvard Multifamily REIT I, Inc., Behringer Harvard Holdings, Adaptive Real Estate Income Trust, Inc.	2
Behringer Harvard REIT I, Inc., Behringer Harvard Opportunity REIT I, Inc., Behringer Harvard Opportunity REIT II,  Inc., Behringer Harvard Multifamily REIT I, Inc., Adaptive Real Estate Income Trust, Inc. and Priority Income Fund, Inc.

Independent Directors
The following directors are not “interested persons” as defined in the 1940 Act.

Name and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director During Past 5 Years
Andrew C. Cooper, 54	Director	Class III Director since February 2013; Term expires 2016	Mr. Cooper is an entrepreneur, who over the last 15 years has founded, built, run and sold three companies. He is Co-Chief Executive Officer of Unison Energy, LLC, a company that develops, owns and operates distributed combined heat and power co-generation solutions.	3	Prospect Capital Corporation and Priority Income Fund, Inc.
William J. Gremp, 73	Director	Class II Director since February 2013; Term expires 2018	Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. from 1999 to present.	3	Prospect Capital Corporation and Priority Income Fund, Inc.
Eugene S. Stark, 58	Director	Class I Director since February 2013; Term expires 2017	Principal Financial Officer, Chief Compliance Officer and Vice President—Administration of General American Investors Company, Inc. from May 2005 to present.	3	Prospect Capital Corporation and Priority Income Fund, Inc.
Director Qualifications
Our Board of Directors believes that, collectively, the directors have balanced and diverse experience, qualifications, attributes and skills, which allow our Board of Directors to operate effectively in governing the Company and protecting the interests of its stockholders. Below is a description of the various experiences, qualifications, attributes and/or skills with respect to each director considered by our Board of Directors.
M. Grier Eliasek
Mr. Eliasek has been the Chairman of our Board of Directors and our Chief Executive Officer and President since inception. Mr. Eliasek also currently serves as President and Chief Operating Officer of our Adviser, as a Managing Director of our Administrator, as President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation, as President and Chief Operating Officer of Priority Senior Secured Income Management and as Chairman of the Board of Directors, Chief Executive Officer and President of Priority Income Fund. He also serves on the Board of Directors for Prospect Capital Corporation and leads each of Prospect Capital Management’s investment committees in the origination, selection, monitoring and portfolio management of investments. Prior to joining Prospect Capital Management in 2004, Mr. Eliasek served as a Managing Director with Prospect Street Ventures, an investment management firm which, together with its predecessors, invested in various investment strategies through publicly traded closed-end funds and private limited partnerships. Prior to joining Prospect Street Ventures, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm. Mr. Eliasek received his MBA from Harvard Business School and his Bachelor of Science degree in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar.
Mr. Eliasek brings to our Board of Directors business leadership and experience and knowledge of the energy sector, senior secured loans, other debt, private equity and venture capital investments and, as well, a knowledge of diverse management practices. His depth of experience in managerial positions in investment management, securities research and financial services, as well as his extensive knowledge of our business and operations, provides our Board of Directors valuable industry-specific knowledge and expertise on these and other matters. Mr. Eliasek’s service as Chairman of the Board of Directors, Chief Executive Officer and President of the Company, as Chief Operating Officer and President of our Adviser and as a Managing Director of Prospect Capital Management and Prospect Administration provide him with a specific understanding of the Company, its operation, and the business and regulatory issues facing the Company.

Robert S. Aisner
Mr. Aisner serves as a director of Behringer Harvard REIT I, Inc., as Chairman of the Board and a director of Behringer Harvard Opportunity REIT I, Inc., Behringer Harvard Opportunity REIT II, Inc. and Priority Income Fund, as Chief Executive Officer, President, Chairman of the Board and a director of Adaptive Real Estate Income Trust, Inc., and as Chief Executive Officer and a director of Behringer Harvard Multifamily REIT I, Inc. Mr. Aisner is also a member of the Board of Managers and Chief Executive Officer of Behringer Harvard Holdings. All of the foregoing entities are affiliates of our Adviser.
Mr. Aisner was selected as a director based on his familiarity with our dealer manager’s operations and extensive investment management experience. From 1996 until joining Behringer Harvard in 2003, Mr. Aisner served as (1) Executive Vice President of AMLI Residential Properties Trust, formerly a NYSE-listed REIT focused on the development, acquisition and management of upscale apartment communities, which served as advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities, (2) President of AMLI Management Company that oversaw all of AMLI’s apartment operations in 80 communities, (3) President of the AMLI Corporate Homes division that managed AMLI’s corporate housing properties, (4) Vice President of AMLI Residential Construction, a division of AMLI that performed real estate construction services, and (5) Vice President of AMLI Institutional Advisors, the AMLI division that served as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on AMLI’s Executive Committee and Investment Committee. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management group. From 1984 to 1994, he was employed by HRW Resources, Inc., a real estate development and management company, where he served as Vice President. Mr. Aisner is a member of the Board of Directors of the Folsom Institute of Real Estate, the Investment Company Institute, the Board of Directors of the Association of Foreign Investors in Real Estate, the Board of Directors of the National Multi-Housing Council, the Urban Land Institute and the Pension Real Estate Association. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire. Our Board of Directors believes that this experience allows Mr. Aisner to offer valuable insight and advice with respect to raising capital and implementing our investment strategies.
Andrew C. Cooper
Mr. Cooper’s over 30 years of experience in venture capital management, venture capital investing and investment banking provides our Board of Directors with a wealth of leadership, business investing and financial experience. Mr. Cooper’s experience as the co-founder, Co-CEO, and director of Unison Energy, a co-generation company that engineers, installs, owns, and operates cogeneration facilities as well as the former co-CEO of Unison Site Management LLC, a leading cellular site owner with over 4,000 cell sites under management, and as co-founder, former CFO and VP of business development for Avesta Technologies, an enterprise, information and technology management software company bought by Visual Networks in 2000, provides the Board with the benefit of leadership and experience in finance and business management. Further, Mr. Cooper’s time as a director of CSG Systems, Protection One Alarm, LionBridge Technologies Weblink Wireless, Aquatic Energy and the Madison Square Boys and Girls Club of New York provides the Board with a wealth of experience and an in-depth understanding of management practices. Mr. Cooper’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, the Adviser and Prospect Administration enhances his service as a member of the Nominating and Corporate Governance Committee.
William J. Gremp
Mr. Gremp brings to our Board of Directors a broad and diverse knowledge of business and finance as a result of his career as an investment banker, spanning over 40 years working in corporate finance and originating and executing transactions and advisory assignments for energy and utility related clients. Since 1999, Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. From 1996 to 1999, he served at Wachovia as senior vice president, managing director and co-founder of the utilities and energy investment banking group, responsible for origination, structuring, negotiation and successful completion of transactions utilizing investment banking, capital markets and traditional commercial banking products. From 1989 to 1996, Mr. Gremp was the managing director of global power and project finance at JPMorgan Chase & Co., and from 1970 to 1989, Mr. Gremp was with Merrill Lynch & Co., starting out as an associate in the mergers and acquisitions department, then in 1986 becoming the senior vice president, managing director and head of the regulated industries group. Mr. Gremp’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, the Adviser and Prospect Administration enhances his service as a member of the Nominating and Corporate Governance Committee.
Eugene S. Stark
Mr. Stark brings to our Board of Directors over 20 years of experience in directing the financial and administrative functions of investment management organizations. Our Board of Directors benefits from his broad experience in financial management; SEC reporting and compliance; strategic and financial planning; expense, capital and risk management; fund administration; due diligence; acquisition analysis; and integration activities. Since May 2005, Mr. Stark’s position as the Principal Financial Officer, Chief Compliance Officer and Vice President of Administration at General American Investors Company, Inc., where he is responsible for operations, compliance, and financial functions, allows him to provide our Board of Directors with added insight into the management practices of other financial companies. From January to April of 2005, Mr. Stark was the Chief Financial Officer of Prospect Capital Corporation, prior to which he worked at Prudential Financial, Inc. between 1987 and 2004. His many positions within Prudential include 10 years as Vice President and Fund Treasurer of Prudential Mutual Funds, four years as Senior Vice President of Finance of Prudential Investments, and two years as Senior Vice President of Finance of Prudential Amenities. Mr. Stark is also a Certified Public Accountant. Mr. Stark’s knowledge of financial and accounting matters qualifies him to serve on the Company’s Audit Committee and his independence from the Company, the Adviser and Prospect Administration enhances his service as a member of the Nominating and Corporate Governance Committee.
Information about Executive Officers Who are Not Directors

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Michael D. Cohen, 42	Executive Vice President	Executive Vice President since July 2012
Mr. Cohen is also the Executive Vice President of our Adviser, Priority Senior Secured Income Management and Priority Income Fund, is the President of Vertical Capital Income Fund since July 2015, and has served in numerous executive roles with other entities affiliated with Behringer Harvard Holdings since 2005.

Brian H. Oswald, 55	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary since December 2014
Mr. Oswald is the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Prospect Capital Corporation and a Managing Director of Prospect Administration since November 2008. Mr. Oswald is also the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of our Adviser, Priority Senior Secured Income Management and Priority Income Fund, and a Managing Director of Prospect Administration.

Mr. Cohen has served as our Executive Vice President since inception. Mr. Cohen also serves as Executive Vice President of our Adviser and of a number of other entities affiliated with Behringer Harvard Holdings, as well as the President of Vertical Capital Income Fund and as a member of the board of directors of Behringer Harvard Opportunity REIT II, Inc., an investment program sponsored by Behringer Harvard Holdings. Mr. Cohen is also a member of the Board of Managers and President of Behringer Harvard Holdings. Mr. Cohen works closely with our dealer manager to develop institutional investments and manage relationships with the company’s institutional investors. In addition, he serves as Executive Vice President of Priority Senior Secured Income Management and Priority Income Fund. Mr. Cohen joined Behringer Harvard in 2005 from Crow Holdings, the investment office of the Trammell Crow Company, where he concentrated on the acquisition and management of the firm’s office, retail, and hospitality assets. Mr. Cohen began his career in 1997 at Harvard Property Trust and Behringer Partners, predecessor companies to Behringer Harvard. He received a Bachelor of Business Administration degree from the University of the Pacific in Stockton, California, and a Master’s degree in Business and Finance from Texas Christian University in Fort Worth, Texas. He is a member of the Association of Foreign Investors in Real Estate.
Mr. Oswald has served as our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary since December 2014. Mr. Oswald also currently serves as the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of our Adviser and as a Managing Director of our Administrator, concentrating on portfolio management, strategic and growth initiatives and other management functions. In addition, he serves as Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Prospect Capital Corporation, Priority Senior Secured Income Management and Priority Income Fund. Mr. Oswald joined Prospect Capital Corporation and Prospect Administration in 2008. Prior to joining Prospect Capital Corporation and Prospect Administration, Mr. Oswald spent two years with the Structured Finance Division of GSC Group, most recently as Managing Director of Finance. From 1997 to 2003, Mr. Oswald was the Chief Accounting Officer at Capital Trust, Inc., a self-managed finance and investment management REIT which specializes in credit‑sensitive structured financial products. In 2003, he was elevated to Managing Director and Chief Financial Officer of Capital Trust, a position he held until 2005. During his tenure with Capital Trust, the company completed its public offering, which recapitalized the company and raised three private equity funds. From 1996 to 1997, Mr. Oswald served as the Corporate Controller for Magic Solutions, Inc., an international computer software company and led the expansion and surveillance of three international sites. He was the Director of Financial Reporting and Subsidiary Accounting for River Bank America from 1995 to 1996 and assisted in raising new capital for the bank. From 1992 to 1994, he was the Executive Vice President and President of Gloversville Federal Savings and Loan Association. Mr. Oswald began his career in 1982 at KPMG Peat Marwick where he held various positions over his ten-year tenure, finishing as a senior manager in the financial institutions group. Mr. Oswald holds a BA from

Moravian College and is a licensed Certified Public Accountant in the States of New York and Pennsylvania. He is also a Certified Management Accountant.
The address for our executive officers is c/o Pathway Energy Infrastructure Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
Director Independence
Our Board of Directors annually determines each director’s independence. We do not consider a director independent unless our Board of Directors has determined that he or she has no material relationship with us. We monitor the relationships of our directors and officers through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.
In order to evaluate the materiality of any such relationship, our Board of Directors uses the definition of director independence set forth in the rules promulgated by the NASDAQ Stock Market. Rule 5605(a)(2) provides that a director, shall be considered to be independent if he or she is not an “interested person” of us, as defined in Section 2(a)(19) of the 1940 Act.
Our Board of Directors has determined that each of the directors is independent and has no relationship with us, except as a director and stockholder, with the exception of Mr. Eliasek, as a result of his position as President and Chief Executive Officer of us and President and Chief Operating Officer of our Adviser, and his executive positions at certain affiliates of our Adviser, and Mr. Aisner, as a result of his executive positions at certain affiliates of our Adviser.
Board Leadership Structure
Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and our services and expenses and performance of our service providers. Among other things, our Board of Directors approves the appointment of our investment adviser and executive officers, reviews and monitors the services and activities performed by our investment adviser and executive officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm.
Under our bylaws, our Board of Directors may designate a Chairman to preside over the meetings of our Board of Directors and to perform such other duties as may be assigned to him by our Board of Directors. We do not have a fixed policy as to whether the Chairman of our Board of Directors should be an independent director and believe that we should maintain the flexibility to select the Chairman and reorganize the leadership structure, from time to time, based on the criteria that is in the best interests of us and our stockholders at such times.
Presently, Mr. Eliasek serves as the Chairman of our Board of Directors. Mr. Eliasek is an “interested person” of us as described above. We believe that Mr. Eliasek’s history with us, familiarity with our investment platform, and extensive knowledge of the financial services industry, and the investment valuation process, in particular, qualify him to serve as the Chairman of our Board of Directors. We believe that we are best served through this existing leadership structure, as Mr. Eliasek’s relationship with our Adviser provides an effective bridge and encourages an open dialogue between management and our Board of Directors, helping these groups act with a common purpose.
Our Board of Directors does not currently have a designated lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is Chairman of our Board of Directors, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of audit and nominating and corporate governance committees comprised solely of independent directors and the appointment of a chief compliance officer, with whom the independent directors meet regularly without the presence of interested directors and other members of management, for administering our compliance policies and procedures.
We recognize that different board leadership structures are appropriate for companies in different situations. We re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.
Board’s Role in Risk Oversight
Our Board of Directors performs its risk oversight function primarily through (i) its two standing committees, which report to the entire Board of Directors and are comprised solely of independent directors, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures.
As described below in more detail under “Committees of the Board of Directors,” our audit committee and our nominating and corporate governance committee assist our Board of Directors in fulfilling its risk oversight responsibilities. Our audit committee’s risk oversight responsibilities include establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our investments, overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting, and audits of our financial statements. Our nominating and corporate governance committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to our Board of Directors a set of corporate governance principles and overseeing the evaluation of our Board of Directors and our management.
Our Board of Directors also performs its risk oversight responsibilities with the assistance of our chief compliance officer. Our Board of Directors annually reviews a written report from our chief compliance officer discussing the adequacy and effectiveness of our compliance policies and procedures and our service providers. Our chief compliance officer’s annual report addresses at a minimum (i) the operation of our compliance policies and procedures and our service providers since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of our chief compliance officer’s annual review; and (iv) any compliance matter that has occurred since the date of the last report about which our Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, our chief compliance officer meets separately in executive session with the independent directors at least quarterly.
We believe that our Board of Directors’ role in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a registered closed-end management investment company. As a registered closed-end management investment company, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited such that our asset coverage must equal at least 300% immediately after each time we incur indebtedness and we are limited in our ability to invest in any company in which one of our affiliates currently has an investment.
We recognize that different board roles in risk oversight are appropriate for companies in different situations. We will re-examine the manner in which our Board of Directors administers its oversight function on an ongoing basis to ensure that they continue to meet our needs.
Committees of our Board of Directors
Our Board of Directors has the following committees:
Audit Committee
Our audit committee is responsible for establishing guidelines and making recommendations to our Board of Directors regarding the valuation of our investments; selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants; approving professional services provided by our independent accountants (including compensation therefore); reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of our audit committee are Messrs. Cooper, Gremp and Stark, all of whom are independent. Mr. Stark serves as the Chairman of our audit committee and our Board of Directors has determined that Mr. Stark is an “audit committee financial expert” as defined under SEC rules. Our audit committee met eight times during the fiscal year ended June 30, 2016.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee selects and nominates directors for election by our stockholders, selects nominees to fill vacancies on our Board of Directors or a committee thereof, develops and recommends to our Board of Directors a set of corporate governance principles and oversees the evaluation of our Board of Directors and our management. The committee is composed of Messrs. Cooper, Gremp and Stark, all of whom are independent. Mr. Gremp serves as Chairman of our nominating and corporate governance committee.
Our nominating and corporate governance committee does not currently have a written policy with regard to nominees recommended by our stockholders. The absence of such a policy does not mean, however, that a stockholder recommendation will not be considered if one is received.
Our nominating and corporate governance committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our bylaws and any applicable law, rule or regulation regarding director nominations. When submitting a nomination for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and investment companies; number of our shares owned, if any; and, a written consent of the individual to stand for election if nominated by our Board of Directors and to serve if elected by our stockholders.
In evaluating director nominees, the members of our nominating and corporate governance committee consider the following factors:

•	the appropriate size and composition of our Board of Directors;

•	whether or not the person is an “interested person” with respect to us as defined in Section 2(a)(19) of the 1940 Act;

•	our needs with respect to the particular talents and experience of its directors;

•	the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of our Board of Directors;

•	familiarity with national and international business matters;

•	experience with accounting rules and practices;

•	appreciation of the relationship of our business to the changing needs of society;

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and

•	all applicable laws, rules, regulations, and listing standards.
Our nominating and corporate governance committee’s goal is to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from high quality business and professional experience.
Other than the foregoing there are no stated minimum criteria for director nominees, although the members of our nominating and corporate governance committee may consider such other factors as they may deem are in the best interests of us and our stockholders. Our nominating and corporate governance committee also believes it appropriate for certain key members of our management to participate as members of our Board of Directors.
The members of our nominating and corporate governance committee identify nominees by first evaluating the current members of our Board of Directors willing to continue in service. Current members of our Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our Board of Directors with that of obtaining a new perspective. If any member of our Board of Directors does not wish to continue in service or if our Board of Directors decides not to renominate a member for re-election, the independent members of our Board of Directors identify the desired skills and experience of a new nominee in light of the criteria above. The entire Board of Directors is polled for suggestions as to individuals meeting the aforementioned criteria. Research may also be performed to identify qualified individuals. Our Board of Directors and our nominating and corporate governance committee has not engaged any third parties to identify or evaluate or assist in identifying potential nominees, although each reserves the right in the future to retain a third party search firm, if necessary.
Our nominating and corporate governance committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, our nominating and corporate governance committee considers and discusses diversity, among other factors, with a view toward the needs of our Board of Directors as a whole. Our nominating and corporate governance committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to our Board of Directors, when identifying and recommending director nominees. Our nominating and corporate governance committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with our nominating and corporate governance committee’s goal of creating a Board of Directors that best serves our needs and the interest of our stockholders. Our nominating and corporate governance committee met one time during the fiscal year ended June 30, 2016.
Compensation of Directors
Our directors who do not also serve in an executive officer capacity for us or our Adviser are entitled to receive annual cash retainer fees, determined based on our net asset value as of the end of each fiscal quarter. These directors are Messrs. Cooper, Gremp and Stark. These directors did not receive compensation during the fiscal year ended June 30, 2016 from the Fund. Amounts payable under the arrangement will be determined and paid quarterly in arrears as follows:

Net Asset Value	Annual Cash Retainer
$0 million - $100 million	$—
$100 million - $300 million	$35,000
$300 million - $500 million	$50,000
$500 million - $1 billion	$75,000
>$1 billion	$100,000

We will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.
We do not pay compensation to our directors who also serve in an executive officer capacity for us or our Adviser.
Compensation of Executive Officers
Our executive officers will not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of Prospect Capital Management, Prospect Administration or Behringer Harvard or by individuals who were contracted by such entities to work on behalf of us, pursuant to the terms of the Investment Advisory Agreement, Administration Agreement and Investor Services Agreement. Each of our executive officers is an employee of our Adviser, Prospect Capital Management, Prospect Administration, Behringer Harvard or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by our Adviser. In addition, we reimburse Prospect Administration for our allocable portion of expenses incurred by Prospect Administration, as applicable, in performing its obligations under the Administration Agreement, including the allocable portion of the cost of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative support personnel under the Administration Agreement.
The Investment Advisory Agreement provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our Adviser or such other person, and our Adviser and such other person shall be held harmless for any loss or liability suffered by us, if (i) our Adviser has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) our Adviser or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by our Adviser or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold our Adviser or such other person harmless is only recoverable out of our net assets and not from our stockholders.
Control Persons
Immediately prior to this offering, our Adviser owned 100% of our outstanding common stock. As of October 14, 2016, our Adviser owns 3.12% of our outstanding common stock.

PORTFOLIO MANAGEMENT
The management of our investment portfolio is the responsibility of our Adviser and its professionals, which currently includes John F. Barry III, Chief Executive Officer of our Adviser, M. Grier Eliasek, President and Chief Operating Officer of our Adviser and our Chief Executive Officer and President, Michael D. Cohen, Executive Vice President of our Adviser and our Executive Vice President, and Brian H. Oswald, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of our Adviser and our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary, as well as David L. Belzer, John G. Burges, Mark D. Hull and John W. Kneisley. For more information regarding the business experience of Messrs. Eliasek, Cohen and Oswald, see “Management—Board of Directors and Executive Officers,” and of Messrs. Barry, Belzer, Burges, Hull and Kneisley, see “—Investment Personnel” below. For information regarding our shares owned by our Adviser’s professionals, see “Control Persons and Principal Stockholders” in the SAI. Our Adviser’s professionals are not be employed by us, and will receive no compensation from us in connection with their portfolio management activities.
Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management, Prospect Administration, and/or Behringer Harvard entities, Prospect Capital Corporation and Priority Income Fund. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management or Behringer Harvard may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management or Behringer Harvard may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.
Set forth below is additional information regarding additional entities that are managed by the professionals of our Adviser:

Name	Entity	Investment Focus	Gross Assets(1)
Prospect Capital Corporation(2)	Business Development Company	Investments in senior secured loans, subordinated debt, unsecured debt, and equity of a broad portfolio of U.S. companies	$6.3 billion
Priority Income Fund, Inc.	Closed-end management investment company	Investments in senior secured loans, via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated	$184.8 million
________________________________________________
(1)Gross assets are calculated as of June 30, 2016.
(2)Mr. Cohen is not involved in the management of this entity.
Investment Personnel
Messrs. Barry, Eliasek, Cohen and Oswald are assisted by Mark D. Hull, who serves as a Principal of our Adviser, David L. Belzer, John G. Burges and John W. Kneisley, who serve as Managing Directors for our Adviser.
Information regarding Messrs. Barry, Belzer, Burges, Hull and Kneisley is set forth below.
John F. Barry III is the Chief Executive Officer of our Adviser with over 35 years of finance industry experience. He also currently serves as Chairman and Chief Executive Officer of Prospect Capital Corporation, as well as a Managing Director of Prospect Capital Management and Prospect Administration. Mr. Barry has served on the boards of directors of private and public companies, including financial services, financial technology and energy companies. Mr. Barry also managed the Corporate Finance Department of L.F. Rothschild & Company, focusing on private equity and debt financing for energy and finance companies, and was a founding member of the project finance group at Merrill Lynch & Co. Prior to that, Mr. Barry was a corporate securities lawyer at Davis Polk & Wardwell, advising energy companies and their commercial and investment bankers. Prior to Davis Polk & Wardwell, Mr. Barry clerked for Judge J. Edward Lumbard, formerly Chief Judge of the United States Court of Appeals for the Second Circuit. Mr. Barry received his J.D. from Harvard Law School, where he was an officer of the Harvard Law Review, and his Bachelor of Arts from Princeton University, where he was a University Scholar.
David L. Belzer is a Managing Director of our Adviser with 19 years of finance industry experience. Mr. Belzer leads Prospect Capital Management’s Energy company investment activities, is responsible for originating, executing, and managing debt and equity investments in the energy sector, including oil and gas exploration and production, oil and gas services, and pipelines and is part of the senior management team overseeing investment approval, portfolio management, growth initiatives, and other management functions. Mr. Belzer serves a similar role at Prospect Capital Management since 2004. From 1998 to

1999, Mr. Belzer was a member of the Structured Finance Group at GE Capital, where he focused on originating and executing investments in the oil and gas sector. From 1996 to 1998, Mr. Belzer worked at Wheelabrator Technologies, a developer of waste-to-energy plants. While at Wheelabrator, Mr. Belzer focused on power plant acquisitions and development of the company’s inside-the-fence cogeneration strategy in the northeast. Mr. Belzer holds an MBA from the Olin School of Business at Washington University and a BA from the University of Indiana.
John G. Burges is a Managing Director of our Advisor with more than 21 years of finance industry experience. Mr. Burges is responsible for originating, executing and managing debt and equity investments in the oil and gas production, midstream gathering and processing, oilfield services, infrastructure and energy related industrial sectors. Mr. Burges serves a similar role at Prospect Capital Management. Mr. Burges previously worked for 16 years in investment banking and securities in London and New York with Deutsche Bank, Merrill Lynch, and Knight Capital, where he was a Managing Director. In his roles, Mr. Burges was responsible for advising and financing public companies in the utility, resource, and energy sectors. Mr. Burges has public company board and executive experience as President, CEO, and Director of a Canadian listed resource company, and as Chairman and an officer in an energy company which acquired and operated gas power generation assets in the Northeast of the US. Mr. Burges holds an MBA from Columbia Business School and a BA (Hons) from Bristol University in England.
Mark D. Hull is a Principal of our Adviser with 17 years of finance industry experience. Mr. Hull is responsible for originating, executing, and managing debt and equity investments in the oil and gas production, midstream gathering and processing, oilfield services, and oilfield fabrication sectors. Mr. Hull serves a similar role at Prospect Capital Management. From 2004 to 2006, Mr. Hull worked for Ballard Exploration, a private, Houston-based oil and gas exploration and production company where he provided financial analyses for business development in upstream and midstream projects. From 2002 through 2004, Mr. Hull worked for L. M. Girard & Co., L.P., a Houston-based private equity firm specializing in energy and process industry buyouts. At L. M. Girard, Mr. Hull was responsible for evaluating, structuring, and conducting due diligence for leveraged buyout transactions. From 2001 to 2002, Mr. Hull worked for a long /short equity hedge fund in the Robertson family office in Houston. Prior thereto, Mr. Hull worked for three years as an investment banker at Merrill Lynch in New York and Southwest Securities in Dallas. Mr. Hull holds an MBA from New York University’s Stern School of Business and a BBA from the University of Texas at Austin.
John W. Kneisley is a Managing Director of our Adviser with 25 years of finance industry experience. Mr. Kneisley is part of the senior management team overseeing investment approval, portfolio management, growth initiatives, and other management functions. Mr. Kneisley serves a similar role at Prospect Capital Management and Priority Senior Secured Income Management. From 2006 to 2011, Mr. Kneisley was a senior member of the private investment group at Silver Point Capital, a credit-oriented hedge fund. At Silver Point Capital, Mr. Kneisley was responsible for portfolio management, origination, and execution of senior secured loans and certain control investments. Mr. Kneisley also managed Silver Point’s five CLOs. From 1991 through 2006, Mr. Kneisley worked at Goldman, Sachs & Co., most recently as a Managing Director in the Leveraged Finance group where he was responsible for originating, structuring and executing senior secured loans, high yield bonds, bridge loans and acquisition financings for corporate and sponsor clients. Mr. Kneisley holds a BA summa cum laude from DePauw University, where he was a member of Phi Beta Kappa.

INVESTMENT ADVISORY AGREEMENT
Overview of Our Adviser
Management Services and Responsibilities
Pathway Energy Infrastructure Management, LLC has registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the Investment Advisory Agreement in accordance with the 1940 Act. Subject to the overall supervision of our Board of Directors, our Adviser oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the Investment Advisory Agreement, our Adviser:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	determines what securities we will purchase, retain or sell;

•	identifies, evaluates, negotiates and structures the investments we make; and

•	executes, monitors and services the investments we make.
Our Adviser’s services under the Investment Advisory Agreement may not be exclusive, and our Adviser is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team.
Advisory Fees
We pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to our Adviser and any incentive fees it earns will ultimately be borne by our stockholders.
Base Management Fee. The base management fee is calculated at an annual rate of 2.0% of our total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of our Adviser. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as our Adviser shall determine. The base management fee for any partial month or quarter will be appropriately prorated.
Subordinated Incentive Fee. The subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature. For purposes of this fee “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement, Administration Agreement and Investor Services Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•
No incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%, or the fixed preferred return.

•
100% of our pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser. We refer to this portion of our pre-incentive fee net investment income (which exceeds the fixed preferred return but is less than or equal to 1.875%) as the “catch-up.” The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.875% in any calendar quarter.

•
20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser once the fixed preferred return is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser).

The following is a graphical representation of the calculation of the subordinated incentive fee on income:
Quarterly Subordinated Incentive Fee on Income
Pre-incentive fee net investment income
(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

Percentage of pre-incentive fee net investment income allocated to incentive fee
These calculations will be appropriately prorated for any period of less than three months.
Example: Subordinated Incentive Fee on Income for Each Calendar Quarter
Scenario 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 0.55%
Pre-incentive fee net investment income does not exceed the fixed preferred return rate, therefore there is no subordinated incentive fee on income payable.
Scenario 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.525%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 1.825%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

= 100% × (1.825% - 1.5%)
= 0.325%
Pre-incentive fee net investment income exceeds the fixed preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.325%.

Scenario 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.5%
Fixed preferred return(1) = 1.5%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income - (base management fee + other expenses)) = 2.8%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 1.875))

Catch up     = 1.875% - 1.5%
= 0.375%

Subordinated incentive fee on income = (100% × 0.375%) + (20.0% × (2.8% - 1.875%))

= 0.375% + (20% × 0.925%)
= 0.375% + 0.185%
= 0.56%
Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.56%.
_______________________________________________________________________________

(1)	Represents 6.0% annualized fixed preferred return.

(2)	Represents 2.0% annualized base management fee on average total assets.

(3)	Excludes organizational and offering expenses.

(4)
The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.875% in any calendar quarter.

*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.
Payment of Our Expenses
Our primary operating expenses will be the payment of advisory fees and other expenses under the Investment Advisory Agreement, Administration Agreement and Investor Services Agreement, and other expenses necessary for our operations. Our Board of Directors will monitor payments we make to our affiliates for compliance with the 1940 Act. Our investment advisory fee will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organizational expenses relating to offerings of our shares, subject to limitations included in the Investment Advisory Agreement;

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting sales and repurchases of our shares and other securities;

•
investment advisory fees and other expenses under the Investment Advisory Agreement, including routine non-compensation overhead expenses of our Adviser (up to a maximum of 0.0625% of our total assets per quarter, or 0.25% per year, payable quarterly in arrears and based on the average value of our total assets as of the end of the two most recently completed calendar quarters);

•
fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•	research and market data expenses including, without limitation, news and quotation equipment and services and; computer software specific to our business;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees, and costs related to listing our securities on any securities exchange;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of proxy statements, stockholders’ reports and notices;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone and staff;

•	fees and expenses associated with accounting, independent audits and outside legal costs;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal securities laws, including compliance with the Sarbanes-Oxley Act;

•	brokerage commissions for the purchase and sale of our investments;

•
other expenses incurred by a subsidiary of Behringer Harvard in connection with providing investor relations support and related back-office services with respect to our investors under the Investor Services Agreement; and

•
all other expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement.

Deferral of Certain Organization and Offering Expense Reimbursement Payments
Under the Investment Advisory Agreement, our Adviser is entitled to receive reimbursement from us of organization and offering expenses it has paid on our behalf in an amount of up to 5.0% of the aggregate gross proceeds of the offering of our securities until all of the organization and offering expenses incurred and/or paid by our Adviser have been recovered. On September 2, 2014, our Adviser agreed to reduce such reimbursement and accept a maximum of 2.0% of the aggregate gross proceeds of the offering of our securities until all of the organization and offering expenses incurred and/or paid by the Adviser have been recovered. The Adviser will not recoup all of the organization and offering expenses it has paid on our behalf if we do not raise a sufficient amount of capital.
Duration and Termination
Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for a period of two years from the date it was executed and will remain in effect from year-to-year thereafter if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the Investment Advisory Agreement.
The Investment Advisory Agreement provides that we may terminate the agreement without penalty upon 60 days written notice to our Adviser. If our Adviser wishes to voluntarily terminate the Investment Advisory Agreement, it must give stockholders a minimum of 60 days’ notice prior to termination and must pay all expenses associated with its termination. The Investment Advisory Agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.
Without the vote of a majority of our outstanding voting securities, our Investment Advisory Agreement may not be amended in a manner economically material to our stockholders. In addition, should we or our Adviser elect to terminate the Investment Advisory Agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding shares, except in limited circumstances where a temporary adviser may be appointed without stockholder consent, consistent with the 1940 Act for a time period not to exceed 150 days following the date on which the previous contract terminates.
Indemnification
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of its services under the Investment Advisory Agreement or otherwise as our investment adviser.

Organization of Our Adviser
Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of our Adviser is Pathway Energy Infrastructure Management, LLC, 10 East 40th Street, 42nd Floor, New York, New York 10016.
Board Approval of the Investment Advisory Agreement
A discussion regarding the basis for our Board of Directors’ approval of our Investment Advisory Agreement was included in our annual report on Form N-CSR for the fiscal year ended June 30, 2016.

ADMINISTRATION AGREEMENT
We have also entered into an Administration Agreement with Prospect Administration under which Prospect Administration, among other things, provides (or oversees, or arranges for the provision of) administrative services and facilities for us. For providing these services, we reimburse Prospect Administration for our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative support personnel. Under the Administration Agreement, Prospect Administration furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration also performs, arranges, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration assists us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. After identifying those whole and partial portions of its internal and external costs and expenses incurred by Prospect Administration to provide administrative services to us (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration allocates to us all such costs and expenses not previously reimbursed to Prospect Administration by us. Our payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by our Board of Directors, which oversees the allocation of the foregoing costs and expenses. After identifying those whole and partial portions of its internal and external costs and expenses incurred by Prospect Administration to provide administrative services to us (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration allocates to us all such costs and expenses not previously reimbursed to Prospect Administration by us. Our payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by our Board of Directors, which oversees the allocation of the foregoing costs and expenses. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is an affiliate of Prospect Capital Management and our Adviser.
In addition, we have entered into the Investor Services Agreement under which we have agreed to reimburse a subsidiary of Behringer Harvard for providing investor relations support and related back-office services with respect to our investors.
Our Board of Directors will monitor payments we make to our affiliates for compliance with the 1940 Act.
Indemnification
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as our administrator. Similar provisions are made with respect to a subsidiary of Behringer Harvard and its representatives under the Investor Services Agreement.

DISTRIBUTION REINVESTMENT PLAN
Subject to our Board of Directors’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a monthly basis beginning no later than the first full calendar quarter after the minimum offering requirement was met. We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares. Any distributions of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our Board of Directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan, you will have your cash distributions reinvested in additional shares, rather than receiving the cash distributions. During this offering, we generally intend to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. In such case, your reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares offered pursuant to this prospectus.
If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares by notifying DST Systems, Inc., the reinvestment agent, and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.
We intend to use newly issued shares to implement the plan and determine the number of shares we will issue to you as follows:

•	To the extent our shares are not listed on a national stock exchange or quoted on an over-the-counter market or a national market system (collectively, an “Exchange”):

•
during any period when we are making a “best-efforts” public offering of our shares, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by a price equal to 95% of the price that the shares are sold in the offering at the closing immediately following the distribution payment date; and

•
during any period when we are not making a “best-efforts” offering of our shares, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by a price equal to the net asset value as determined by our Board of Directors.

•
To the extent our shares are listed on an Exchange, the number of shares to be issued to you shall be determined by dividing the total dollar amount of the distribution payable to you by the market price per share of our shares at the close of regular trading on such Exchange on the valuation date fixed by the Board of Directors for such distribution.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.
If you receive your ordinary cash distributions in the form of shares, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your basis for determining gain or loss upon the sale of shares received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.
We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account by calling Investor Services at (866) 655-3650 or by writing to the reinvestment agent at Pathway Energy Infrastructure Fund, Inc., P.O. Box 219768, Kansas City, MO 64121-9768.
All correspondence concerning the plan should be directed to the reinvestment agent by mail at Pathway Energy Infrastructure Fund, Inc., P.O. Box 219768, Kansas City, MO 64121-9768 or by telephone at (866) 655-3650.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request of the plan administrator or by contacting us.

DESCRIPTION OF OUR SECURITIES
We were organized in February 2013 as a Maryland corporation. The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not intended to be complete and we refer you to the Maryland General Corporation Law and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.
Stock
Our authorized stock consists of 200,000,000 shares of stock, par value $0.01 per share, all of which are initially designated as common stock and 180,000,000 of which are Class R shares, 10,000,000 of which are Class RIA shares and 10,000,000 of which are Class I shares. There is currently no market for our shares, and we do not expect that a market for our shares will develop in the foreseeable future, if ever. No shares have been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.
Set forth below is a chart describing the classes of our securities outstanding as of October 14, 2016:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column(3)
Class R Common Stock	180,000,000	—	492,880
Class RIA Common Stock	10,000,000	—	1,051
Class I Common Stock	10,000,000	—	26,222
Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that our Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
Common Stock
All shares of our common stock have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion, redemption or appraisal rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.
Our three classes of shares differ with respect to the sales load you must pay. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers. If you are eligible to purchase multiple classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.

Preferred Stock
Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to issuance of shares of each class or series, our Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our gross assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. However, we do not currently have any plans to issue preferred stock.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of

(a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Any limitation of liability, indemnification or advancement of expenses granted to our investment adviser or our officers or directors will comply the 1940 Act and the rules and regulations promulgated thereunder.
We have entered into indemnification agreements with our directors. The indemnification agreements provide our directors the maximum indemnification permitted under Maryland law and the 1940 Act.
Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.
Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws
The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Classified Board of Directors
Our Board of Directors is divided into three classes of directors serving staggered terms. The terms of the first, second and third classes will expire at the annual meeting of stockholders in 2017, 2018, and 2016, respectively, and in each case, those directors will serve until their successors are elected and qualify. Directors of each class are elected to serve for terms expiring at the annual meeting of our stockholders held in the third year following their election and until their successors are duly elected and qualify, and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.
Election of Directors
Our charter and bylaws provide that each director shall be elected by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors. Pursuant to our charter our Board of Directors may amend the bylaws to alter the vote required to elect directors.
Number of Directors; Vacancies; Removal
Our charter provides that the number of directors will be set only by our Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than three nor more than eight. Any vacancy on our Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on our Board of Directors created by an increase in the number of directors may be filled by a majority vote of the entire Board of Directors.
Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.
Action by Stockholders
Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by our Board of Directors or (3) by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the annual meeting who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting or (2) provided that the special meeting was called for the purpose of electing directors by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the special meeting who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.
Per the requirements set forth in Rule 14a-8 under the Exchange Act and our bylaws, a stockholder who intends to present a proposal at our annual meeting of stockholders must submit the proposal in writing to our Secretary not earlier than the 150th day nor later than the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting; provided, however, that in the event that the date of our annual meeting of stockholders is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day nor later than the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made.
Calling of Special Meetings of Stockholders
Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by the corporation’s Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. However, our charter provides that the following matters require the approval of stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter:

•
any amendment to the provisions of the charter relating to the classification of our Board of Directors, the power of our Board of Directors to fix the number of directors, and the vote required to elect or remove a director;

•	any charter amendment that would convert the Company from a closed-end company to an open-end company or make our common stock a redeemable security (within the meaning of the 1940 Act);

•	the liquidation or dissolution of the Company or any charter amendment to effect the liquidation or dissolution of the Company;

•	any merger, consolidation, share exchange or sale or exchange of all or substantially all of our assets that the Maryland General Corporation Law requires be approved by our stockholders;

•
any transaction between the Company, on the one hand, and any person or group of persons acting together that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly (other than solely by virtue of a revocable proxy), of one-tenth or more of the voting power in the election of directors generally, or any affiliate of such a person, group or member of such a group (collectively “Transacting Persons”), on the other hand; or

•	any amendment to the provisions of the charter relating to the foregoing requirements.
However, if such amendment, proposal or transaction is approved by at least two-thirds of our continuing directors (in addition to approval by our Board of Directors), the amendment, proposal or transaction may be approved by a majority of the votes entitled to be cast on such amendment, proposal or transaction; provided further that any transaction related to Transacting Persons that would not otherwise require stockholder approval under the Maryland General Corporation Law would not require further stockholder approval (unless another provision of our charter or bylaws requires such approval) if approved by at least two-thirds of our continuing directors. In any event, in accordance with the requirements of the 1940 Act, any such amendment or proposal that would have the effect of changing the nature of our business so as to cause us to cease to be a registered management investment company would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on our Board of Directors or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.
Our charter and bylaws provide that our Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.
No Appraisal Rights
As permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our Board of Directors shall determine such rights apply.
Control Share Acquisitions
The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (the “Control Share Act”). Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. The Control Share Act does not apply to a registered closed-end investment company, such as the Company, unless the board of directors adopts a resolution to be subject to the Act. Our Board has not adopted such a resolution and our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will adopt a resolution and amend our bylaws to be subject to the Control Share Act only if our Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder (the “Business Combination Act”). These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if our Board of Directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, our Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board of Directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by our Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by our Board of Directors before the time that the interested stockholder becomes an interested stockholder. The Business Combination Act does not apply to a registered closed-end investment company, such as the Company, unless the board of directors adopts a resolution to be subject to the Act. Our Board has not adopted such a resolution and our Board of Directors will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if our Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act.
Conflict with 1940 Act
Our bylaws provide that if and to the extent that any provision of the Maryland General Corporation Law, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders
After the effectiveness of the registration statement, of which this prospectus forms a part, we will be required to file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.pathway-energyfund.com. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, periodic reports and other information (“documents”) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
A “U.S. stockholder” generally is a beneficial owner of our shares who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;

•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•
A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.
A “non-U.S. stockholder” generally is a beneficial owner of our shares that is not a U.S. stockholder.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding our shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our shares.
Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.
Election to be Taxed as a RIC
We intend to elect, effective as of the date of our formation, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).
Taxation as a Regulated Investment Company
If we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement,
then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders. We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•
derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets and more than 10% of the outstanding voting securities of the issuer; and

•
no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received all of the corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
We are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities” in the SAI. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.
As a limited partner in the MLPs in which we seek to invest, we will receive our share of income, gains, losses, deductions, and credits from those MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs. We will incur a current tax liability on our share of an MLP’s income and gains that is not offset by tax deductions, losses and credits, or our net operating loss carryforwards, if any. The percentage of an MLP’s income and gains which is offset by tax deductions, losses and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in our portfolio could result in a reduction of accelerated depreciation generated by new acquisitions or capital spending, which may result in an increase in our net ordinary income that we are required to distribute to stockholders to satisfy the Annual Distribution Requirement or the Excise Tax Avoidance Requirement or to eliminate our liability for federal income tax. If our income from our investments in MLPs exceed the cash distributions received from such investments, we may need to obtain cash from other sources in order to satisfy such distribution requirements. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and become subject to corporate-level federal income tax. We may also recognize for federal income tax purposes gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed (or deemed distributed) in order to avoid liability for corporate-level federal income taxes on such gain.
The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders
Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the current 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a current maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.
We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. stockholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”
We do not expect that special share distributions that we pay ratably to all investors from time to time, if any, will be taxable. However, in the future, we may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends whether a stockholder elects to receive cash or shares. The Internal Revenue Service has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. Under these rulings, if too many stockholders elect to receive their distributions in cash, each such stockholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with these rulings that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale.
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.
If an investor purchases our shares shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.
A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of our shares may be disallowed if other shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.
In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, for taxable years beginning after December 31, 2012, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
If we are not a publicly offered RIC for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. A “publicly offered” RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While we anticipate that we will constitute a publicly offered RIC for our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.
We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service, or IRS (including the amount of dividends, if any, eligible for the current 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.
We may be required to withhold federal income tax, or backup withholding from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.
Taxation of non-U.S. Stockholders
Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our shares.
Distributions of our investment company taxable income to non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to non-U.S. stockholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold U.S. federal tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)
For distributions made to non-U.S. stockholders for taxable years beginning before January 1, 2014, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years beginning after January 1, 2014, or, whether any significant amount of our distributions would be designated as eligible for this exemption from withholding.
Actual or deemed distributions of our net capital gains to a non-U.S. stockholder, and gains realized by a non-U.S. stockholder upon the sale of our shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States, or (ii) such non-U.S. stockholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.
If we distribute our net capital gains in the form of deemed rather than actual distributions, a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed) and gains realized upon the sale of our shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a non-U.S. stockholder.
A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.
Legislation enacted in 2010 generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the United States Treasury to report certain required information with respect to accounts held by United States persons (or held by foreign entities that have United States persons as substantial owners). The types of income subject to the tax include U.S. source dividends, and the gross proceeds from the sale of any property that could produce U.S.-source dividends received after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a non-U.S. Holder and the status of the intermediaries through which they hold their shares, non-U.S. Holders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a non-U.S. Holder might be eligible for refunds or credits of such taxes.
Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.
Failure to Qualify as a RIC
If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income. Subject to certain limitations in the Code, such distributions would be eligible for the current 20% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

PLAN OF DISTRIBUTION
General
This is a continuous offering of our shares as permitted by the federal securities laws. We are offering to the public three classes of shares, Class R shares, Class RIA shares and Class I shares. We are offering to sell any combination of our shares with a dollar value up to the maximum offering amount. The classes of shares differ with respect to the sales load you must pay. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock.
Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.
We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $1,000 of our shares. Additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. On August 25, 2015, we satisfied the minimum offering requirement by selling over $3.25 million of shares, including over $2.5 million of shares to persons not affiliated with us or our Adviser. Upon meeting the minimum offering requirement, funds were released from escrow to us and investors with subscription funds held in the escrow were admitted as stockholders.
We accept subscriptions on Thursday of each week and close subscriptions the following Friday. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers within such timeframe without deduction for any expenses. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our first closing of each month for the sale of shares in this offering. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same such date.
We will then sell our shares on a continuous basis at closings at a current offering price of $15.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price that is below net asset value per share. Our net asset value will be determined by our board of directors in accordance with the 1940 Act pursuant to a written policy. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 2.5% decrease below our current net offering price, we will reduce our offering price accordingly and provide a corresponding explanation to our investors. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary.
In addition, a non-temporary decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share plus selling commissions, dealer manager fees and organizational and offering expenses. If, instead, our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets, investors will purchase shares at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 2.5%.
To purchase shares in this offering, you must complete and sign a subscription application (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $1,000 and pay such amount at the time of subscription. You should make your check payable to “Pathway Energy Infrastructure Fund, Inc.” and, along with the completed subscription application, such check will be mailed or delivered by the participating broker-dealer or registered investment adviser to:

Via Mail:	Via Express/Overnight Delivery:
Pathway Energy Infrastructure Fund, Inc.	Pathway Energy Infrastructure Fund, Inc.
c/o Behringer Investor Services	c/o Behringer Investor Services
P.O. Box 219768	430 West 7th Street
Kansas City, MO 64121-9768	Kansas City, MO 64105-1407
866-655-3650	866-655-3650
Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.
An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.
About the Dealer Manager
The dealer manager is Provasi Capital Partners LP. The dealer manager was formed in December, 2001. The dealer manager registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority, or FINRA, in August, 2002. The dealer manager is an affiliate of our Adviser and serves as the dealer manager in connection with the continuous public offering of shares of common stock by Priority Income Fund, a registered closed-end investment company and our affiliate. The dealer manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to us in connection with the distribution of the shares offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and our adviser, see “Certain Relationships and Related Party Transactions” in the SAI.
The principal business address of the dealer manager is 15601 Dallas Parkway, Suite 600, Addison, TX 75001.
Compensation of Dealer Manager and Participating Broker-Dealers
Except as provided below, the dealer manager receives selling commissions of 6.0% of the gross proceeds of shares sold in the offering. The dealer manager also receives a dealer manager fee of 2.0% of the gross offering proceeds as compensation for acting as the dealer manager.
The dealer manager authorizes other broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell our shares. The dealer manager may re-allow all of its selling commissions attributable to a participating broker-dealer.
The dealer manager, in its sole discretion, may re-allow to any participating broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the participating broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the 2.0% dealer manager fee will be 1.15% of the gross proceeds from shares sold in the offering.
In addition bona fide accountable due diligence expenses that are incurred by the dealer manager and/or participating broker-dealers are subject to reimbursement from the dealer manager fee, provided that such expenses are detailed on itemized invoices.
We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.
We have agreed to indemnify the participating broker-dealers, including the dealer manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of our shares are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares will be sold.

Our executive officers and directors and their immediate family members, as well as officers and personnel of our Adviser and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our Board of Directors, joint venture partners, consultants and other service providers, may purchase our shares in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of our shares that may be sold to such persons. In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, including but not limited to sales for which a volume discount applies, sales to certain institutional investors, sales to employees of participating broker-dealers, sales made by certain selected dealers at the discretion of the dealer manager, sales made to investors whose contract for investment advisory and related brokerage services includes a fixed or “wrap” fee or other asset-based fee arrangement, unless that contract is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services, sales through banks acting as directors or fiduciaries and sales to our affiliates. We may also make certain sales directly to these groups designated by management without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.
We are offering to the public three classes of shares, Class R shares, Class RIA shares and Class I shares, which differ with respect to the sales load you must pay. You will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.
To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.
We are offering volume discounts to investors who purchase more than $999,999 worth of our shares through the same participating broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the participating broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares.

Dollar Amount of Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Commission Rate
$1,000 - $999,999	$15.00	6.0%
$1,000,000 - $2,499,999	$14.85	5.0%
$2,500,000 - $4,999,999	$14.70	4.0%
$5,000,000 and up	$14.55	3.0%
________________________________________________
(1)    Assumes a $15.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.
We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $15.00, a purchase of $1.25 million of shares would result in a weighted average purchase price of $14.97 per share as shown below:

•	$999,999 at $15.00 per share (total: 66,666.6 shares) and a 6.0% commission; and

•	$250,001 at $14.85 per share (total: 16,835.084 shares) and a 5.0% commission.
The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

•	all commingled trust funds maintained by a given bank.
In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.
Only shares purchased in our offering pursuant to this prospectus are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.
Other Discounts
The dealer manager may, at its sole discretion, enter into an agreement with a participating broker-dealer whereby such participating broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the participating broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.
Transfer on Death Designation
You have the option of placing a transfer on death, or “TOD,” designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the state of Louisiana. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.
Supplemental Sales Material
In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;

•	cover letters transmitting this prospectus;

•	brochures containing a summary description of the offering;

•	fact sheets describing the general nature of Pathway Energy Infrastructure Fund, Inc. and our investment objective;

•	asset flyers describing our recent investments;

•	broker updates;

•	online investor presentations;

•	third-party article reprints;

•	website material;

•	electronic media presentations; and

•	client seminars and seminar advertisements and invitations.
All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

LIQUIDITY STRATEGY
We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a firm commitment underwritten offering followed by a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” Prior to completing a liquidity event, we expect to explore the foregoing alternatives, among others, with investment banks and financial advisors to determine what type of liquidity event is in the best interest of our stockholders. When making such a determination our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. While our intention is to pursue a liquidity event immediately following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that a suitable transaction will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all.
Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

SHARE REPURCHASE PROGRAM
Our securities are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other investors.
Beginning with the first calendar quarter following the one-year anniversary of the date that we met the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our Board of Directors unless, in the judgment of our Board of Directors, such repurchases would not be in our best interests or in the best interests of our stockholders or would violate applicable law. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first closing in such month for the sale of shares in this offering. We will conduct such repurchase offers in accordance with the requirements of Regulation 14E and Rule 13e-4 under the Exchange Act and the 1940 Act. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.
Our Board of Directors also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.
We will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted below. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. In addition, we intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan. We will offer to repurchase such shares at a price equal to the net asset value per share of our common stock as of the date of repurchase.
If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.
Our Board of Directors will require that we repurchase shares or portions thereof from you pursuant to written offers only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written submissions for repurchase of shares from our stockholders.
When our board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.
Any repurchase offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the repurchase offer. In the materials that we will send to our stockholders, we will include the date that the repurchase offer will expire. All tenders must be received prior to the expiration of the repurchase offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the repurchase offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the repurchase offer period by a minimum of an additional ten business days.

In order to submit shares to be repurchased, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the repurchase offer, stockholders may withdraw their submissions by sending a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time after the date that is 40 business days following the commencement of the repurchase offer.
We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction, including laws that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.
While we intend to conduct quarterly repurchase offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account.
In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may submit shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser. Our Adviser will not submit its shares for repurchase as long as our Adviser remains our investment adviser.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is: 1719 Range Way, Florence, South Carolina 29501. DST Systems, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 430 W. 7th Street, Kansas City, Missouri 64105, telephone number: (866) 655-3650.
LEGAL MATTERS
Certain legal matters in connection with the offering will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, D.C. and Venable LLP, Baltimore, Maryland.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BDO USA, LLP, is the independent registered public accounting firm of the Company.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares offered by this prospectus. The registration statement contains additional information about us and our shares being offered by this prospectus, including a SAI. The SAI, as it may be amended from time to time, is incorporated by reference herein to this prospectus. For your reference, the SAI discusses the following topics:
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
REGULATION
BROKERAGE ALLOCATION AND OTHER PRACTICES
FINANCIAL STATEMENTS
We are required to file with or submit to the SEC annual, semi-annual and quarterly reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. This information will also be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at www.pathway-energyfund.com.

PRIVACY NOTICE
We are committed to protecting your privacy. This privacy notice, which is required by federal law, explains the privacy policies of Pathway Energy Infrastructure Fund, Inc. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Pathway Energy Infrastructure Fund, Inc.
We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, date of birth, address, citizenship status (and country of origin, if applicable), number of shares you hold and your social security number. This information is used only so that we can register your shares, send you periodic reports and other information about us, and send you proxy statements or other information required by law.
We do not share this information with any non-affiliated third-party except as described below.

•	Authorized personnel of our Adviser. It is our policy that only authorized personnel of our Adviser who need to know your personal information will have access to it.

•
Service providers.  We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

•
Courts and government officials.  If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 100,000,000
Shares of Common Stock
of
_______________________________________________________________________________

PROSPECTUS
_______________________________________________________________________________

, 2016
Provasi Capital Partners LP

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT
APPLICATION
IF YOU NEED ASSISTANCE IN COMPLETING THIS APPLICATION,
PLEASE CALL INVESTOR SERVICES AT 866.655.3650

(1) INVESTMENT
Make all checks* payable to:
“Pathway Energy Infrastructure Fund, Inc.”
*Cash, cashier’s checks/official bank checks under $10,000, foreign checks, money orders, third party checks, or traveler’s checks are not accepted

INVESTMENT AMOUNT: $____________________________
The minimum investment is $1,000—All additional investments must be for at least $500.00
 Share Class Please select one of the following

	☐	Class R Shares Purchased through a Broker Dealer	☐	Class RIA Shares Purchased through an RIA	☐	Class I Shares Purchased through an Institutional agreement
☐
Waiver of Commission. Please check this box if you are eligible for a waiver of commission. Waivers of commissions are available to: purchases through an affiliated investment advisor, participating Broker-Dealer or its retirement plan, or for a representative of a participating Broker-Dealer or his or her retirement plan or family members(s).

(2) NON- CUSTODIAL OWNERSHIP	☐	Individual	☐ Trust Include title and signature pages
	☐	Joint Tenant:
Type of Joint Tenancy
Joint accounts will be registered as joint tenants with rights of survivorship unless otherwise indicated

☐	Corporation (specify below)
	☐ S-Corp	☐	Pension or Profit Sharing Plan	☐	Partnership
	☐ C-Corp		Include Plan Documents

☐	Uniform Gift/Transfer to Minors (UGMA/UTMA)
	Under the UGMA/UTMA of the State of	_________________________________________________________________________________________________________

☐	Other:	________________________________________________________________________________________________________________
Specify

(3) CUSTODIAL OWNERSHIP	☐	IRA:	_________________________________ Type of IRA (Traditional, Roth, or SEP)	☐	Pension or Profit-Sharing Plan	☐	Other:	___________________________________ Specify

		Custodian Name:	_________________________________		Custodian Tax ID:	______________________________________________

Send all paperwork directly to the custodian	Street/P.O. Box:	_________________________________________________________________________________________________________

	City, State, Zip:	_________________________________________________________________________________________________________
	Custodial Account #:	___________________________________________	Custodian Telephone #:	_______________________________________

(4)	Please print name(s) in which shares are to be registered.
INVESTOR	☐	U.S. Citizen	☐	Resident Alien	☐	Non-Resident Alien

INFORMATION		Country or Origin:	_______________________			Country or Origin:	_______________________

REQUIRED	Owner/Trustee/Entity Name:	________________________________________________________________________________

Tax ID/SS#	_______________________________________		Date of Birth:	_______________________________________
Jt. Owner/Trustee Name:	________________________________________________________________________________________________________________
Tax ID/SS#	_______________________________________		Date of Birth:	_______________________________________
Entity/Trust Name:	_______________________________________		Date of Birth:	_______________________________________

Street Address (required):	________________________________________________________________________________________________________________
City:	____________________________	State:	______________________________	Zip code:	____________________________
If Non-U.S., Specify Country:	_______________________________________		Daytime Phone:	_______________________________________
Mailing Address (optional):	________________________________________________________________________________________________________________
City:	_____________________________	State:	_____________________________	Zip code:	_____________________________
If Non-U.S., Specify Country:	_______________________________________		Daytime Phone:	_______________________________________
E-mail Address:	________________________________________________________________________________________________________________

(5)
Complete this section to enroll in the Distribution Reinvestment Plan or to elect to receive distributions by check mailed to you, by check mailed to a third-party or alternate address, or by direct deposit.

DISTRIBUTIONS	Custodial accounts may not direct distributions to a party other than the Custodian address of record.
I hereby subscribe for shares of Pathway Energy Infrastructure Fund, Inc. and elect the distribution option indicated below:
	☐	Participate in the Distribution Reinvestment Plan (see Prospectus for details)
	☐	Check mailed to the address of record
	☐	Check mailed to third party/alternate address
To direct distributions to a party other than the registered owner, please provide applicable information below.
Third Party/Alternate Address

Institution/Payee Name:	________________________________________________________________________________
Account #:	________________________________________________________________________________
Name on Account:	________________________________________________________________________________
Street/P.O. Box:	________________________________________________________________________________

	City:	_________________________________	State:	_______________________________	Zip Code:	_________________________________
☐
Direct Deposit – please attach a pre-printed voided check. I authorize Pathway Energy Infrastructure Fund, Inc. or its agent to deposit my distribution to my checking or savings account. This authority will remain in force until I notify Pathway Energy Infrastructure Fund, Inc. in writing to cancel it. In the event that Pathway Energy Infrastructure Fund, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

(6)	You may select more than one option.
ACCOUNT OPTIONS	☐
Automatic Purchase Plan – please attach a pre-printed voided check This option is not available for Custodial accounts
Electronic Funds Transfer from your bank account directly to your Pathway Energy Infrastructure Fund investment account ($500 minimum). I authorize Pathway Energy Infrastructure Fund or its agent to draft from my checking or savings account. This authority will remain in force until I notify Pathway Energy Infrastructure Fund in writing to cancel it. In the even that Pathway Energy Infrastructure Fund drafts funds erroneously from my account, they are authorized to credit my account for an amount not to exceed the amount of the erroneous draft.

I authorize Pathway Energy Infrastructure Fund, Inc. or its agent to draft from my checking or savings account in the amount of $_______________________ (last day of the month).
☐
Electronic Delivery of Reports and Updates. I authorize Pathway Energy Infrastructure Fund, Inc. to make available on its website at www.pathway-energyfund.com its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any property or marketing updates, and to notify me via e-mail when such reports or updates are available in lieu of receiving paper documents. (You must provide an e-mail address if you choose this option.)

E-mail Address:________________________________________________________________________________________________________

(7)
The Financial Advisor must sign below to complete order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

BROKER DEALER/ FINANCIAL ADVISOR INFORMATION (All fields must be completed)	Broker-Dealer Name:	____________________________		Phone Number:	______________________________________
	Street/P.O. Box:	____________________________________________________________________________
	City:	______________________	State:	______________________	Zip code:	_______________
	Financial Advisor Name:	____________________________		Phone Number:	______________________________________
	Financial Advisor #:	____________________________		Branch #:	______________________________________
	Advisor Mailing Address:	____________________________________________________________________________
	City:	______________________	State:	______________________	Zip code:	_______________
☐
Registered Investment Adviser (RIA): All sales of securities must be made through a Broker-Dealer. If an RIA has introduced a sale, the sale must be conducted through (1) the RIA in his or her capacity as a Registered Representative of a Broker-Dealer, if applicable; (2) a Registered Representative of a Broker-Dealer which is affiliated with the RIA, if applicable; (3) if neither (1) nor (2) is applicable, an unaffiliated Broker-Dealer (Section 7 must be filled in).

The undersigned confirm on behalf of the Broker-Dealer that they (1) have reasonable ground to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (2) have discussed such investor’s prospective purchase of shares with such investor; (3) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (4) have delivered a current Prospectus and related supplements, if any, to such investor; (5) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (6) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards required by applicable law, regulation or rule, as well as any suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

		Financial Advisor Signature			Date

(8) SUBSCRIBER SIGNATURES
TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER CONFIRMATION (required): The investor signing below, under penalties of perjury, certifies that (1) the number shown on this application is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien) unless I have otherwise indicated in section 4 above.

I understand that I will not be admitted as a stockholder until my investment has been accepted. Depositing of my check alone does not constitute acceptance. The acceptance process includes, but is not limited to, reviewing the Application for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA PATRIOT Act and depositing funds.

Pathway Energy Infrastructure Fund, Inc. is required by law to obtain, verify and record certain personal information from your or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also look to see other identifying documents. If you do not provide the information, Pathway Energy Infrastructure Fund, Inc. may not be able to open your account. By signing the Application, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. In order to induce Pathway Energy Infrastructure Fund, Inc. to accept this application, I hereby represent and warrant to you as follows:

	ALL ITEMS MUST BE READ AND INITIALED		Owner	Joint Owner
	(1)	I have received the final Pathway Energy Infrastructure Fund, Inc. Prospectus.
	(2)	I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.
(3)
I (we) represent that I am (we are) purchasing the shares for my (our) own account, or, if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), then I (we) represent that I (we) have due authority to execute the Application and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

We will deliver a confirmation of sale to you after your purchase is completed.

If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of Pathway Energy Infrastructure Fund, Inc., including purchases made pursuant to our Automatic Purchase Plan, you agree that, if you fail to meet the suitability requirements for making an investment in shares or can no longer make the representations or warranties set forth in this Section 8, you are required to promptly notify Pathway Energy Infrastructure Fund, Inc. and your Broker-Dealer in writing.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

An investment in Pathway Energy Infrastructure Fund, Inc. (the “Company”) involves a high degree of risk and may be considered speculative. Investors should carefully consider the information set forth in the Prospectus under the heading “Risk Factors” before investing. The following are some of the risks an investment in the Company’s shares involves:
● Unlike most closed-end investment companies, the Company’s shares may not be listed on any securities exchange.
● Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how we perform.
● If you are able to sell your shares to a third party, you may receive less than your purchase price and the current net asset value per share.
● Although the Company expects to implement a share repurchase program, it may be discontinued at any time and only a limited number of shares will be eligible for repurchase.
● If you may need access to the money you invest, the Company’s shares are not a suitable investment because you may not have access to the money you invest for an indefinite time.
● Distributions may be funded from the capital you invest, or from borrowings, if the Company does not have sufficient earnings. Any invested capital that is returned to you will be reduced by the Company’s fees and expenses, as well as the sales load.
● Even if the Company eventually lists its shares on an exchange, shares of closed-end funds frequently trade at a discount from net asset value and this creates a risk of loss for investors who purchase our shares at the current offering price. This risk is separate and distinct from the risk that the Company’s net asset value will decrease.

MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF IRA OR QUALIFIED PLAN IS ADMINISTERED BY A THIRD PARTY.

All items on the Application must be completed in order for your application to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in Pathway Energy Infrastructure Fund, Inc.

(8) SUBSCRIBER SIGNATURES
	Owner/Trustee Signature	Date

Printed Name

	Jt. Owner/Trustee/Custodian Signature	Date

Printed Name

(9) MAILING
You should make your check payable to Pathway Energy Infrastructure Fund, Inc., and, along with the completed Subscription Application, such check will be mailed or delivered by the selected Broker-Dealer or Registered Investment Advisor to:

INSTRUCTIONS	Via Mail: Pathway Energy Infrastructure Fund, Inc. c/o Behringer Investor Services P.O. Box 219768 Kansas City, MO 64121-9768 866-655-3650	Via Express/Overnight Delivery: Pathway Energy Infrastructure Fund, Inc. c/o Behringer Investor Services 430 West 7th Street Kansas City, MO 64105-1407 866-655-3650
ACH/Wire Instructions: Bank: UMB Bank, N.A., for Pathway Energy Infrastructure Fund, Inc. ABA #:101000695, Account #: 9871691551

PART B
STATEMENT OF ADDITIONAL INFORMATION
The information in this preliminary statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Preliminary Statement of Additional Information
Subject to Completion, dated October 19, 2016
Pathway Energy Infrastructure Fund, Inc.
STATEMENT OF ADDITIONAL INFORMATION                  , 2016
This STATEMENT OF ADDITIONAL INFORMATION, or SAI, is NOT A PROSPECTUS and should only be read in conjunction with our prospectus, dated  , 2016, relating to this offering and any accompanying prospectus supplement. A copy of the prospectus and any accompanying prospectus supplement may be obtained, without charge, by calling us at (212) 448-0702, or by visiting our website at www.pathway-energyfund.com.
Our prospectus and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, or the SEC. The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, or via the SEC’s website at www.sec.gov, at no charge.
We are a recently formed entity and therefore have limited operating history to report. We have not operated under any other name or conducted other business activity.
Unless otherwise noted, the terms “we,” “us,” “our,” and “Pathway Energy Infrastructure Fund” refer to Pathway Energy Infrastructure Fund, Inc. Terms not defined herein have the same meaning as given to them in the prospectus.

SAI-1

Page
TABLE OF CONTENTS	SAI-2
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	SAI-3
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS	SAI-5
REGULATION	SAI-7
BROKERAGE ALLOCATION AND OTHER PRACTICES	SAI-11
INDEX TO FINANCIAL STATEMENTS	F-1

SAI-2

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We have entered into an Investment Advisory Agreement with our Adviser. Pursuant to the Investment Advisory Agreement, we will pay our Adviser a base management fee and an incentive fee, and will reimburse our Adviser for routine non-compensation overhead expenses, such as expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, and the reimbursement of the compensation of our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement, and other expenses. See “Investment Advisory Agreement” in the Prospectus for a description of how the fees payable to our Adviser will be determined.
We have also entered into an Administration Agreement with Prospect Administration. Pursuant to the Administration Agreement, we will reimburse Prospect Administration for administrative services provided to us and our allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement. See “Administration Agreements” in the Prospectus for a description of our reimbursement obligation to Prospect Administration. In addition, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team. We have also entered into an Investor Services Agreement under which we have agreed to reimburse a subsidiary of Behringer Harvard for providing investor relations support and related back-office services with respect to our investors.
Certain of the executive officers, directors and finance professionals of Prospect Capital Management, Prospect Administration, and Behringer Harvard who perform services for us on behalf of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management entities (including Prospect Capital Corporation and Priority Income Fund), and Behringer Harvard entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management and Behringer Harvard may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management and Behringer Harvard may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.
Prior to the occurrence of a liquidity event, all transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.
We entered into a license agreement with our Adviser, pursuant to which our Adviser granted us a nonexclusive, royalty free license to use the name “Pathway Energy Infrastructure Fund, Inc.” Under this agreement, we have a right to use such name for so long as our Adviser remains our investment adviser. Other than with respect to this limited license, we have no legal right to our name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with our Adviser is in effect.
Our Adviser has funded offering costs and organization costs in the amount of approximately $2.39 million as of June 30, 2016. Our Adviser will be entitled to receive up to 5% of the gross proceeds raised from outside investors until all offering costs and organization costs funded by our Adviser or its affiliates have been recovered. On September 2, 2014, our Adviser agreed to reduce such reimbursement and accept a maximum of 2.0% of the aggregate gross proceeds of the offering of our securities until all of the organization and offering expenses incurred and/or paid by our Adviser have been recovered.
Allocation of our Adviser’s Time
We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including, but not limited to, the management of Prospect Capital Management, Prospect Administration, Prospect Capital Corporation, Priority Income Fund, and Behringer Harvard. Our Adviser and its personnel will devote only as much of its and their time to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our Adviser, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.
However, Prospect Capital Management and Behringer Harvard believe that our Adviser’s professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a

SAI-3

particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Prospect Capital Management-sponsored and Behringer Harvard-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at our Adviser providing services to multiple programs. For example, our Adviser has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.
Allocation of Investments
Concurrent with this offering, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including Prospect Capital Management, which serves as the investment adviser to Prospect Capital Corporation and Priority Senior Secured Income Management, LLC, which serves as the investment adviser to Priority Income Fund. Prospect Capital Corporation is a publicly-traded business development company that focuses on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, and equity of a diversified portfolio of primarily U.S. companies and CLO debt and equity investments. Priority Income Fund is an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated. As a result, we may compete with any such investment entity for the same investors and investment opportunities, except as noted below.
On February 10, 2014, we received an exemptive order from the SEC (the “Order”) that gave us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, subject to the conditions included therein.  Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. In certain situations where co-investment with one or more funds managed by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, we will be unable to invest in any issuer in which one or more funds managed by our Adviser or its affiliates has previously invested.
Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us, and such opportunities may be provided to Prospect Capital Corporation or another affiliate of our Adviser.
To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.
Affiliated Dealer Manager
The dealer manager is an affiliate of our Adviser and also serves as the dealer manager for Priority Income Fund. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this SAI and the Prospectus for accuracy and completeness, due to its affiliation with our Adviser, no independent review of us will be made in connection with the distribution of our shares in this offering.

SAI-4

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this SAI, information with respect to the beneficial ownership of our shares by:

•	each person known to us to beneficially own more than 5% of the outstanding shares;

•	each member of our Board of Directors and each executive officer; and

•	all of the members of our Board of Directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise specified, the address of each beneficial owner is 10 East 40th Street, 42nd Floor, New York, New York 10016.

Shares Beneficially Owned as of the Date of This SAI
Name	Number of Shares	Percentage(1)	Percentage assuming maximum amount is purchased
5% or Greater Stockholders:
Behringer Harvard Holdings LLC	35,870	6.90%	*
Pathway Energy Infrastructure Management, LLC(2)	16,233	3.12%	*
Interested Directors:
M. Grier Eliasek	—	—	—
Robert S. Aisner	—	—	—
Independent Directors:
Andrew C. Cooper	—	—	—
William J. Gremp	—	—	—
Eugene S. Stark	—	—	—
Executive Officers:
Michael D. Cohen	—	—	—
Brian H. Oswald	—	—	—
All officers and members of our Board of Directors as a group (persons)	—	—	—
_______________________________________________________________________________

(1)	Based on a total of 520,152 shares of common stock outstanding on October 14, 2016.

(2)	Pathway Energy Infrastructure Management, LLC is owned 50% by Prospect Capital Management and 50% by Behringer Harvard.

*	Less than 1.0%.

SAI-5

The following table sets forth, as of the date of this SAI, the dollar range of our equity securities that are beneficially owned by each member of our Board of Directors, based on the current public offering price of $15.00 per share.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors:
M. Grier Eliasek	None
Robert S. Aisner	None
Independent Directors:
Andrew C. Cooper	None
William J. Gremp	None
Eugene S. Stark	None
_______________________________________________________________________________

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.
The following table sets forth, as of the date of this SAI, the dollar range of our equity securities that are owned by each of our Adviser’s professionals that do not serve on our Board of Directors, based on the assumed initial public offering price of $15.00 per share.

Name of Professional	Dollar Range of Equity Securities(1)
John F. Barry III(2)	$100,001 - $500,000
Michael D. Cohen	None
Brian H. Oswald	None
David L. Belzer	None
John G. Burges	None
Mark D. Hull	None
John W. Kneisley	None
______________________________________________

(1)	The dollar ranges of equity securities are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.

(2)	Mr. Barry may be deemed to share beneficial ownership with our Adviser by virtue of his control of Prospect Capital Management, which owns 50% of our Adviser.

SAI-6

REGULATION
We are a non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end investment company, we are subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of the outstanding voting securities, we may not:

•	change our classification to an open-end management investment company;

•
except in each case in accordance with our policies with respect thereto set forth in this SAI and the Prospectus, borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons;

•
deviate from any policy in respect of concentration of investments in any particular industry or group of industries as recited in this SAI and the Prospectus, deviate from any investment policy which is changeable only if authorized by stockholder vote under the 1940 Act, or deviate from any fundamental policy recited in its registration statement in accordance with the requirements of the 1940 Act; or

•	change the nature of our business so as to cease to be an investment company.
A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.
As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of the SEC.
As a registered closed-end management investment company, we are generally required to meet an asset coverage ratio with respect to our outstanding senior securities representing indebtedness, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, we are generally required to meet an asset coverage ratio with respect to our outstanding preferred stock, as defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred stock, of at least 200% immediately after each issuance of such preferred stock. We are also prohibited from issuing or selling any senior security if, immediately after such issuance, we would have outstanding more than (i) one class of senior security representing indebtedness, exclusive of any promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, or (ii) one class of senior security which is stock, except that in each case any such class of indebtedness or stock may be issued in one or more series.
We are generally not able to issue and sell our common stock at a price below net asset value per share. See “Risk Factors—Risks Related to Our Business and Structure—Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. As a registered closed-end management investment company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage” in the Prospectus. We may, however, sell our common stock, or at a price below the then-current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our common stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.
We currently expect to use leverage in an aggregate amount up to 33 1/3% of our total assets, which includes assets obtained through such leverage, although we may increase our leverage under the 1940 Act. We do not intend to issue preferred shares in the 12 months following effectiveness of the registration statement, of which this prospectus forms a part, or, thereafter, until after the proceeds of this offering are substantially invested in accordance with our investment objective. Although we do not expect to do so, we may also borrow funds, consistent with the limitations of the 1940 Act, in order to make the distributions required to maintain our status as a RIC under Subchapter M of the Code.

SAI-7

As a registered closed-end management investment company, we are subject to certain risks and uncertainties. See “Risk Factors—Risks Related to Our Business and Structure” in the Prospectus.
Fundamental Investment Policies
The restrictions identified as fundamental below, along with our investment objective, are our only fundamental policies. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act.
As a matter of fundamental policy, we:

(1)
will not act as an underwriter of securities of other issuers (except to the extent that we may be deemed an “underwriter” of securities we purchase that must be registered under the Securities Act before they may be offered or sold to the public);

(2)
will not purchase or sell real estate or interests in real estate or real estate investment trusts (except that we may (A) purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments, or in connection with foreclosure on collateral, or (B) own the securities of companies that are in the business of buying, selling or developing real estate);

(3)	will not sell securities short (except with regard to managing the risks associated with publicly-traded securities we may hold in our portfolio);

(4)	will not purchase securities on margin (except to the extent that we may purchase securities with borrowed money);

(5)
will not engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed investment situations or in hedging the risks associated with interest rate fluctuations), and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained;

(6)	intend to concentrate our investments in the energy and related infrastructure and industrial sectors; and

(7)	may borrow money or issue senior securities up to the maximum amount permitted by the 1940 Act.
We do not intend to operate as a diversified investment company under the 1940 Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with any publicly-traded securities we may hold, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations, and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained.
We will be subject to certain regulatory restrictions in making our investments. We have received the Order from the SEC granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Certain Relationships and Related Party Transactions—Allocation of Investments” in the statement of additional information.
Temporary Investments
Pending investment in portfolio securities consistent with our investment objective and strategies described in the Prospectus, our investments may consist of cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements, or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

SAI-8

Senior Securities
We are permitted, under specified conditions, to issue one class of indebtedness and one class of stock senior to our common stock if our asset coverage with respect thereto, as defined in the 1940 Act, is at least equal to 300% immediately after such issuance of senior securities representing indebtedness, and 200% immediately after each issuance of senior securities which are stock. We are also permitted to issue promissory notes or other evidences of indebtedness in consideration of a loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, provided that our asset coverage with respect to our outstanding senior securities representing indebtedness is at least equal to 300% immediately thereafter. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our gross assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors—Risks Related to Debt Financing” in the Prospectus.
Code of Ethics
We and our Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the codes’ requirements. We have attached our code of ethics as an exhibit to the registration statement of which the Prospectus is a part. You may also read and copy our code of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our code of ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.
Compliance Policies and Procedures
We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures of our Adviser are set forth below. The guidelines are reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.
Introduction
As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.
These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.
Proxy Policies
Our Adviser will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.
The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

SAI-9

Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Pathway Energy Infrastructure Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.
Other
We will be periodically examined by the SEC for compliance with the 1940 Act.
We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 30a-2 of the 1940 Act, our chief executive officer and chief financial officer must certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•
pursuant to Item 11 of Form N-CSR and Item 2 of Form N-Q, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

SAI-10

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, our Adviser is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

SAI-11

INDEX TO FINANCIAL STATEMENTS

The following financial statements of Pathway Energy Infrastructure Fund, Inc. are included in this statement of additional information:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Pathway Energy Infrastructure Fund, Inc.
New York, New York

We have audited the accompanying statement of assets and liabilities of Pathway Energy Infrastructure Fund, Inc. (the “Company”), including the schedule of investments, as of June 30, 2016, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the period ended June 30, 2016. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2016, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Pathway Energy Infrastructure Fund, Inc. as of June 30, 2016, the results of its operations and its cash flows for the year then ended, changes in its net assets for each of the two years in the period then ended, and the financial highlights for the period ended June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
New York, New York
August 29, 2016

Statement of Assets and Liabilities
As of June 30, 2016

Assets
Investments, at value (amortized cost: $8,388,294)	$8,378,866
Cash	149,850
Interest receivable	150,597
Deferred offering costs	83,070
Due from Adviser	81,012
Prepaid expenses	21,658
Total assets	8,865,053
Liabilities
Due to Adviser (Note 6)	1,474,240
Revolving credit facility (Note 5)	1,250,000
Accrued expenses	121,750
Due to Administrator (Note 6)	30,148
Taxes payable	12,432
Interest Payable	128
Total liabilities	2,888,698
Commitments and contingencies (Note 10)
Net assets	$5,976,355

Components of net assets:
Common stock, $0.01 par value; 200,000,000 shares authorized; 439,599 Class R shares,
1,031 Class RIA shares and 26,080 Class I shares issued and outstanding (Note 4)	$4,667
Additional paid-in-capital	5,743,651
Accumulated undistributed net investment income	237,465
Net unrealized depreciation on investments	(9,428)
Net assets	$5,976,355

Net asset value per share(1)	$12.81

(1)Net asset value per share disclosed is the net asset value per share for class R, class RIA and class I shares.
See accompanying notes to financial statements.

Statement of Operations
For the Year Ended June 30, 2016

Investment income
Interest income from investments	$536,609
Total investment income	536,609
Expenses
Base management fees (Note 6)	112,939
Administrator costs (Note 6)	398,676
Amortization of offering costs (Note 6)	175,380
Audit and tax expense	170,775
Adviser shared service expense (Note 6)	115,633
Insurance expense	94,339
Valuation services	65,136
Due diligence expense	51,087
Legal expense	47,964
General and administrative	41,107
Transfer agent's fees and expenses	20,041
Interest expense	10,716
Excise taxes	12,432
Marketing expense	2,439
Total expenses	1,318,664
Payments by Adviser (Note 6)	(17,221)
Expense support reimbursement (Note 6)	(1,178,781)
Net expenses	122,662
Net investment income	413,947
Net unrealized depreciation from investments
Net increase in unrealized depreciation on investments	(9,428)
Net increase in net assets resulting from operations	$404,519
See accompanying notes to financial statements.

Statements of Changes in Net Assets

	Year Ended
	June 30, 2016	June 30, 2015

Net increase (decrease) in net assets resulting from operations:
Net investment income	$413,947	$—
Net increase in unrealized depreciation on investments	(9,428)	—
Net increase in net assets resulting from operations	404,519	—
Dividends to stockholders:
Dividends from net investment income (Note 7)	(279,850)	—
Total dividends to stockholders	(279,850)	—
Capital transactions:
Gross proceeds from shares sold (Note 4)	6,542,454	40,006
Commissions and fees on shares sold (Note 6)	(461,367)	—
Reinvestment of dividends (Note 4)	128,886	—
Offering costs (Note 6)	(211,321)	(286,537)
Net increase (decrease) in net assets from capital transactions	5,998,652	(246,531)
Total increase in net assets	6,123,321	(246,531)
Net assets (liabilities):
Beginning of year	(146,966)	99,565
End of year(a)	$5,976,355	$(146,966)

(a)Includes accumulated undistributed net investment income (loss) of:	$237,465	$(84,444)
See accompanying notes to financial statements.

Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flows from operating activities:
Net increase in net assets resulting from operations	$404,519
Adjustments to reconcile net increase in net assets resulting from operations to
Net cash used in operating activities:
Amortization of offering costs	175,380
Purchase of investments	(8,521,560)
Proceeds from redemption of investment	200,000
Accretion of purchase discount on investments, net	(66,734)
Net increase in unrealized depreciation on investments	9,428
(Increase) Decrease in operating assets:
Interest receivable	(150,597)
Deferred offering costs	(91,470)
Due from Adviser (Note 6)	1,240,810
Prepaid expenses	26,347
Increase (Decrease) in operating liabilities:
Due to Adviser (Note 6)	(257,368)
Due to Administrator (Note 6)	(94,417)
Accrued expenses	70,750
Taxes payable	12,432
Interest payable	128
Net cash used in operating activities	(7,042,352)
Cash flows provided by financing activities:
Gross proceeds from shares sold	6,542,454
Commissions and fees on shares sold	(461,367)
Offering costs	(211,321)
Dividends paid to stockholders	(150,964)
Borrowings under Revolving Credit Facility (Note 5)	1,250,000
Net cash provided by financing activities	6,968,802
Net decrease in cash	(73,550)
Cash, beginning of year	223,400
Cash, end of year	$149,850

Supplemental non-cash information
Value of shares issued through reinvestment of dividends	$128,886
See accompanying notes to financial statements.

Schedule of Investments
As of June 30, 2016

					June 30, 2016
Portfolio Investments	Industry	Sector (5)	Coupon/Yield	Legal Maturity	Principal Amount	Amortized Cost	Fair Value(2)	% of Net Assets

LEVEL 2 PORTFOLIO INVESTMENTS

Senior Unsecured Bonds

Bill Barrett Corp.(3)	Energy	Upstream	7.63%	10/1/2019	$250,000	$205,757	$204,063	3.4%
Brand Energy & Infrastructure Services, Inc.(3)	Energy	Industrial	8.50%	12/1/2021	250,000	230,375	239,249	4.0%
Calumet Specialty Products(3)	Energy	Downstream	7.75%	4/15/2023	300,000	278,782	212,625	3.6%
Carrizo Oil and Gas, Inc.(3)	Energy	Upstream	7.50%	9/15/2020	352,000	340,352	356,840	6.0%
Concho Resources LP(3)	Energy	Upstream	7.00%	1/15/2021	250,000	240,563	258,984	4.3%
CSI Compressco LP(3)	Energy	Services	7.25%	8/15/2022	400,000	323,727	328,500	5.5%
Ferrellgas Partners LP(3)	Energy	Downstream	8.63%	6/15/2020	400,000	400,399	401,374	6.7%
Gardener Driver, Inc.(3)	Energy	Industrial	6.88%	8/15/2021	250,000	222,978	227,188	3.8%
Global Partners LP (3)	Energy	Midstream	7.00%	6/15/2023	350,000	325,221	293,854	4.9%
Gulfport Energy Corp.(3)	Energy	Upstream	7.75%	11/1/2020	300,000	292,410	308,625	5.2%
Holly Energy Partners LP(3)	Energy	Midstream	6.50%	3/1/2020	300,000	295,214	304,124	5.1%
Laredo Petroleum, Inc.(3)	Energy	Upstream	7.38%	5/1/2022	500,000	497,554	501,875	8.4%
Martin Midstream Partners LP(3)	Energy	Midstream	7.25%	2/15/2021	400,000	378,950	368,750	6.2%
Memorial Production Partners LP(3)	Energy	Upstream	7.63%	5/1/2021	250,000	177,723	134,688	2.3%
NGL Energy Partners LP(3)	Energy	Midstream	6.88%	10/15/2021	250,000	245,116	221,029	3.7%
Northern Oil and Gas, Inc.(3)	Energy	Upstream	8.00%	6/1/2020	250,000	204,299	190,313	3.2%
PDC Energy, Inc.(3)	Energy	Upstream	7.75%	10/15/2022	350,000	351,494	365,240	6.1%
Rice Energy, Inc.(3)	Energy	Upstream	7.25%	5/1/2023	350,000	331,912	356,562	6.0%
RSP Permian, Inc.(3)	Energy	Upstream	6.63%	10/1/2022	300,000	289,527	309,750	5.2%
Weatherford International(3)	Energy	Services	9.88%	3/1/2039	350,000	322,249	319,125	5.3%
Western Refining Logistics LP(3)	Energy	Midstream	7.50%	2/15/2023	400,000	403,818	393,500	6.6%
WPX Energy, Inc.(3)	Energy	Upstream	7.50%	8/1/2020	350,000	343,136	350,655	5.9%
		Total Senior Unsecured Bonds				$6,701,556	$6,646,913	111.2%

					June 30, 2016
Portfolio Investments	Industry	Sector (5)	Coupon/Yield	Legal Maturity	Principal Amount	Amortized Cost	Fair Value(2)	% of Net Assets

Senior Secured Bonds

Hexion Inc.(3)	Energy	Chemicals	6.63%	4/15/2020	$200,000	$187,661	$168,250	2.8%
Westmoreland Coal Co.(3)	Energy	Coal	8.75%	11/1/2022	400,000	325,151	299,500	5.0%
		Total Senior Secured Bonds				$512,812	$467,750	7.8%

		Total Level 2 Portfolio Investments				$7,214,368	$7,114,663	119.0%

LEVEL 3 PORTFOLIO INVESTMENTS

CLO - subordinated notes(1)

Carlyle Global Market Strategies CLO 2012-4(4)	Structured Finance	N/A	36.55%	1/20/2025	$150,000	$85,624	$91,245	1.5%
GoldenTree 2013-7A(4)	Structured Finance	N/A	33.90%	4/25/2025	250,000	171,712	172,311	2.9%
Madison Park Funding XIII, Ltd.(4)	Structured Finance	N/A	29.75%	1/19/2025	250,000	169,559	207,476	3.5%
Madison Park Funding XIV, Ltd.(4)	Structured Finance	N/A	23.45%	7/20/2026	250,000	189,355	207,236	3.5%
Octagon XXI, Ltd.(4)	Structured Finance	N/A	30.64%	11/14/2026	300,000	184,967	206,454	3.5%
Voya 2013-1, Ltd.(4)	Structured Finance	N/A	17.92%	1/20/2027	250,000	213,369	164,557	2.8%
Voya 2016-1, Ltd.(4)	Structured Finance	N/A	26.28%	4/15/2024	250,000	159,340	214,924	3.6%
		Total CLO - subordinated notes				$1,173,926	$1,264,203	21.2%

Total Level 3 Portfolio Investments						$1,173,926	$1,264,203	21.2%

Total Portfolio Investments						$8,388,294	$8,378,866	140.2%
Liabilities in excess of other assets							(2,402,511)	(40.2)%
Net Assets							$5,976,355	100.0%
(1) The CLO subordinated notes/securities, income notes and preference/preferred shares are considered equity positions in the CLOs. Equity investments are entitled to distributions, which are generally equal to the remaining cash flow of the payments made by the underlying loans less contractual payments to debt holders and expenses. The estimated yield indicated is based upon the current projection (as of June 30, 2016) of the amount and timing of these distributions and the estimated amount of repayment of the investment. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(2) Fair value is determined in good faith by the board of directors of the Company (See Note 2).
(3) Security or portion thereof is pledged as collateral supporting the amounts outstanding under the credit facility with BNP Paribas Prime Brokerage International, Ltd. (see Note 5).
(4) Co-investment with another fund managed by an affiliate of the Adviser (See Note 6).
(5) The upstream sector includes businesses that locate, develop or extract energy in its most basic, raw form. The midstream sector includes businesses that process, gather, transport, ship, transmit or store raw energy resources or by-products in a form suitable for refining or power generation. The downstream sector includes businesses that refine, market or distribute energy to end-user customers.

See accompanying notes to financial statements.

Note 1. Principal Business and Organization
Pathway Energy Infrastructure Fund, Inc. (the “Company”) was incorporated under the general corporation laws of the State of Maryland on February 19, 2013 and was inactive from that date to August 25, 2015 except for matters relating to its organization and registration as an externally managed, non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. In addition, the Company intends to elect to be treated for tax purposes as a regulated investment company, or “RIC,” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). On August 25, 2015, the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments. The Company’s investment objective is to generate current income, and as a secondary objective, long-term capital appreciation. The Company intends to invest at least 80% of its total assets in securities of companies that operate primarily in energy and related infrastructure and industrial sectors (“Energy Companies”). The Company anticipates that its portfolio and will be comprised primarily of income-oriented securities, which includes debt securities and income-focused preferred and common equity interests, of private or public Energy Companies within North America. The Company considers Energy Companies to be (a) those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, supply, distribution, mining, transmission, servicing, industrial products and services, energy efficiency, management, generation or marketing of natural gas, natural gas liquids, crude oil, liquefied natural gas, refined petroleum products, gasoline, diesel fuel, electricity, renewable energy, coal or power, as well as (b) other energy related industrial companies defined as businesses engaged in, but not limited to, manufacturing, refined products, chemicals, infrastructure, materials, logistics, marketing, waste, environmental, equipment rental, contracting, staffing, software, and other products and services that derive more than 50% of their revenues, gross or net profit, or earnings before interest, taxes, depreciation and amortization (“EBITDA”) from companies. The Company’s primary area of focus will be energy companies in the upstream, midstream, downstream, service and equipment and power sub-sectors of the energy industry.

The Company is managed by Pathway Energy Infrastructure Management, LLC (the “Adviser”), an affiliate of the Company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is 50% owned by Prospect Capital Management L.P. and 50% by Behringer Harvard Holdings, LLC (“BHH”).

The Company is offering up to 100,000,000 shares of its common stock, on a best efforts basis, at an initial offering price of $15.00 per share and expects the share offering period to last for up to 36 months from the date of the commencement of the offering (September 2, 2014).

Note 2. Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) pursuant to the requirements of ASC 946, Financial Services - Investment Companies (“ASC 946”), and Articles 6 and 12 of Regulation S-X.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates and those differences could be material.

Cash
Cash includes funds deposited with financial institutions.

Investment Valuation
The Company follows guidance under U.S. GAAP, which classifies the inputs used to measure fair values into the following hierarchy:

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities on an inactive market, or other observable inputs other than quoted prices.

Level 3. Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Investments for which market quotations are readily available are valued at such market quotations and are classified in Level 1 of the fair value hierarchy.

Securities traded on a national securities exchange are valued at the last sale price on such exchange on the date of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities traded on the Nasdaq market are valued at the Nasdaq official closing price (“NOCP”) on the day of valuation or, if there was no NOCP issued, at the last sale price on such day. Securities traded on the Nasdaq market for which there is no NOCP and no last sale price on the day of valuation are valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price.

Securities traded in the over-the-counter market are valued by an independent pricing agent or more than one principal market maker, if available, otherwise a principal market maker or a primary market dealer. The Company valued over-the-counter securities by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent pricing agent and screened for validity by such service. Such securities are categorized in level 2 of the fair value hierarchy.

With respect to investments for which market quotations are not readily available, or when such market quotations are deemed not to represent fair value, the board of directors (the “Board”) has approved a multi-step valuation process for each quarter, as described below, and such investments are classified in Level 3 of the fair value hierarchy:

1.	each portfolio investment is reviewed by investment professionals of the Adviser with an independent valuation firm engaged by the Board;

2.	the independent valuation firm conducts independent valuations and make its own independent assessments;

3.	the audit committee of the Board (the “Audit Committee”) reviews and discusses the preliminary valuation of the
Adviser and that of the independent valuation firm; and

4.
the Board discusses valuations and determines the fair value of such investments in the Company’s portfolio, in good faith based on the input of the Adviser, the independent valuation firm and the Audit Committee.

The types of factors that are taken into account in fair value determination include, as relevant, market changes in expected returns for similar investments, performance improvement or deterioration, the nature and realizable value of any collateral, the issuer’s ability to make payments and its earnings and cash flows, the markets in which the issuer does business, comparisons to traded securities, and other relevant factors.

Securities Transactions
Securities transactions are recorded on trade date. Realized gains or losses on investments are calculated by using the specific identification method.

Revenue Recognition
Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Accretion of such purchase discounts or amortization of premiums is calculated by the effective interest method as of the settlement date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or debt security, any unamortized discount or premium is recorded as interest income.

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

Interest income from investments in the “equity” positions of CLO funds (typically income notes or subordinated notes) is recorded based on an estimation of an effective yield to expected maturity utilizing assumed future cash flows. The Company monitors the expected cash inflows from CLO equity investments, including the expected residual payments, and the estimated effective yield is determined and updated periodically, as needed.

Due to and Due from Adviser
Amounts are due from our Adviser for expense support and due to our Adviser for base management fees, routine non-comp overhead, operating expenses paid on behalf of the Company and offering and organization expenses paid on behalf of the Company. The due to and due from Adviser balances are presented net on the Statement of Assets and Liabilities in accordance with ASC 210-20-45-1 because the amounts owed between the two parties are determinable, we have the right to offset the amount owed to us from our Adviser against the amount that we owe to our Adviser and we have the right and intention to offset these balances. Amounts included on the Statement of Assets and Liabilities are presented net only to the extent that the Company or the Adviser have a current obligation to pay the amounts. All balances due from the Adviser are settled quarterly.

Offering Costs
Offering costs prior to the commencement of operations were capitalized on the Company’s Statement of Assets and Liabilities as deferred charges until operations began. Thereafter, deferred offering costs were amortized as an expense over a twelve month period on a straight-line basis. The Company charged all offering costs incurred after the commencement of operations and through December 31, 2015 against additional paid-in capital on the Statement of Assets and Liabilities. After discussions with the Staff of the Division of Investment Management of the SEC, the Company decided to change its accounting treatment of offering costs, effective January 1, 2016, and capitalize such costs on the Statement of Assets and Liabilities and amortize them to expense over the 12 month period following such capitalization on a straight line basis. The Company evaluated this change in accounting treatment of offering costs and determined that it did not have a material impact on the Company’s financial statements.

Offering expenses consist of costs for the registration, certain marketing and distribution of the Company’s shares. These expenses include, but are not limited to, expenses for legal, accounting, printing and certain marketing, and include salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others for providing these services.

Dividends and Distributions
Dividends and distributions to stockholders, which are determined in accordance with federal income tax regulations, are recorded on the record date. The amount to be paid out as a dividend or distribution is approved by the Board. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.

Income Taxes
The Company intends to elect to be treated as a RIC for U.S. federal income tax purposes and intends to comply with the requirement of the Code applicable to RICs. The Company is required to distribute at least 90% of its investment company taxable income and intends to distribute (or retain through a deemed distribution) all of the Company’s investment company taxable income and net capital gain to stockholders; therefore, the Company has made no provision for income taxes. The character of income and gains that the Company will distribute is determined in accordance with income tax regulations that may differ from U.S. GAAP. Book and tax basis differences relating to stockholders dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If the Company does not distribute (or is not deemed to have distributed) at least 98% of its annual ordinary income and 98.2% of its capital gains in the calendar year earned, the Company will generally be required to pay an excise tax equal to 4% of the amount by which 98% of its annual ordinary income and 98.2% of its capital gains exceed the distributions from such taxable income for the year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current calendar year dividend distributions from such taxable income, the Company accrues excise taxes, if any, on estimated excess taxable income. For the fiscal year ended June 30, 2016, the Company accrued $12,432 of excise tax expense.

If the Company fails to satisfy the annual distribution requirement or otherwise fails to qualify as a RIC in any taxable year, the
Company would be subject to tax on all of its taxable income at regular corporate rates. The Company would not be able to deduct distributions to stockholders, nor would the Company be required to make distributions. Distributions would generally be taxable

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

to the Company’s individual and other non-corporate taxable stockholders as ordinary dividend income to the extent of the Company’s current and accumulated earnings and profits, provided certain holding period and other requirements are met. However, such ordinary dividends would not be eligible for the reduced tax rate applicable to qualified dividend income. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. To qualify again to be taxed as a RIC in a subsequent year, the Company would be required to distribute to its stockholders the Company’s accumulated earnings and profits attributable to non-RIC years reduced by an interest charge of 50% of such earnings and profits payable by us as an additional tax. In addition, if the Company failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, the Company would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Company had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten years.

The Company follows ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold are recorded as a tax benefit or expense in the current year. As of June 30, 2016 and for the year then ended, the Company did not have a liability for any unrecognized tax benefits, respectively. Management has analyzed the Company’s positions expected to be taken on its income tax return for the year ended June 30, 2016 and has concluded that as of June 30, 2016 no provision for uncertain tax position is required in the Company’s financial statements. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. All federal and state income tax returns for each tax year in the two-year period ended June 30, 2016 remain subject to examination by the Internal Revenue Service and state departments of revenue.

Recent Accounting Pronouncement
In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. ASU 2014-15 is effective for annual and interim periods ending after December 15, 2016. Early application is permitted. The adoption of the amended guidance in ASU 2014-15 is not expected to have a significant effect on the Company’s financial statements and disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The new guidance will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. The new guidance must be applied on a retrospective basis to all prior periods presented in the financial statements. The adoption of the amended guidance in ASU 2015-03 is not expected to have any significant effect on the Company’s financial statements.

Note 3. Portfolio Investments
Purchases of investment securities (excluding short-term securities) for the year ended June 30, 2016 were $8,521,560.

The following table shows the fair value of our investments disaggregated into the three levels of the ASC 820 valuation hierarchy as of June 30, 2016.

	Level 1	Level 2	Level 3	Total
Senior secured and unsecured bonds	$—	$7,114,663	$—	$7,114,663
CLO - subordinated notes	—	—	1,264,203	1,264,203
Total Investments	$—	$7,114,663	$1,264,203	$8,378,866

The following is a reconciliation of investments for which Level 3 inputs were used in determining fair value.

CLO Residual Interest
Balance at June 30, 2015	$—
Change in unrealized appreciation	90,276
Purchases of portfolio investments	1,161,738
Accretion of purchase discount, net	12,189
Transfers into level 3(1)	—
Transfers out of level 3(1)	—
Balance at June 30, 2016	$1,264,203

Net change in unrealized appreciation attributable to level 3 investments still held at the end of the year	$90,276

(1) There were no transfers between level 1 and level 2 during the year.

The following table provides quantitative information about significant unobservable inputs used in the fair value measurement of Level 3 investments as of June 30, 2016.

			Unobservable Input
Asset Category	Fair Value	Primary Valuation Technique	Input	Range	Weighted Average
CLO - subordinated notes	$1,264,203	Discounted Cash Flow	Discount Rate	17.71% - 33.74%	24.21%

In determining the range of values for the Company’s investments in CLOs, management and the independent valuation firm used a discounted cash flow model. The valuations were accomplished through the analysis of the CLO deal structures to identify the risk exposures from the modeling point of view as well as to determine an appropriate call date. For each CLO security, the most appropriate valuation approach was chosen from alternative approaches to ensure the most accurate valuation for such security. To value a CLO, both the assets and the liabilities of the CLO capital structure are modeled. The Company’s valuation agent utilizes additional methods to validate the results from the discounted cash flow method, such as Monte Carlo simulations of key model variables, analysis of relevant data observed in the CLO market, and review of certain benchmark credit indices. A waterfall engine was used to store the collateral data, generate collateral cash flows from the assets based on various assumptions for the risk factors, distribute the cash flows to the liability structure based on the payment priorities, and discount them back using proper discount rates to expected maturity or call date.
The fair value calculations for the CLOs are sensitive to the key model inputs, including amongst other things, default and recovery rates. The default rate, recovery rate and other assumptions are determined by reference to a variety of observable market sources and applied according to the quality and asset class mix of the underlying collateral and the historical track record of each particular collateral manager. The model assumptions are reviewed on a regular basis and adjusted as appropriate to factor in historic, current and potential market developments.

The significant unobservable input used to value the CLOs is the discount rate applied to the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest payments. Included in the consideration and selection of the discount rate are the following factors: risk of default, comparable investments, and call provisions. An increase or decrease in the discount rate applied to projected cash flows, where all other inputs remain constant, would result in a decrease or increase, respectively, in the fair value measurement.
The Company is not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments the Company holds as those portfolios are managed by non-affiliated third party CLO collateral managers. CLO investments may be riskier and less transparent to the Company than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.
The Company’s portfolio consists of residual interests investments in CLOs, which involve a number of significant risks. CLOs are typically very highly levered (10 - 14 times), and therefore the residual interest tranches that the Company invest in are subject to a higher degree of risk of total loss. In particular, investors in CLO residual interests indirectly bear risks of the underlying loan investments held by such CLOs. The Company generally have the right to receive payments only from the CLOs, and generally do not have direct rights against the underlying borrowers or the entity that sponsored the CLO. While the CLOs the Company targets generally enable the investor to acquire interests in a pool of senior loans without the expenses associated with directly holding the same investments, the Company’s prices of indices and securities underlying CLOs will rise or fall. These prices (and, therefore, the prices of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The failure by a CLO investment in which the Company invest to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Company. In the event that a CLO fails certain tests, holders of debt senior to the Company may be entitled to additional payments that would, in turn, reduce the payments the Company would otherwise be entitled to receive. Separately, the Company may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO or any other investment the Company may make. If any of these occur, it could materially and adversely affect the Company’s operating results and cash flows.

The interests the Company have acquired in CLOs are generally thinly traded or have only a limited trading market. CLOs are typically privately offered and sold, even in the secondary market. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLO residual interests carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that the Company’s investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO investment or unexpected investment results. The Company’s net asset value may also decline over time if the Company’s principal recovery with respect to CLO residual interests is less than the price that the Company paid for those investments. The Company’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on its value.

An increase in LIBOR would materially increase the CLO’s financing costs. Since most of the collateral positions within the CLOs have LIBOR floors, there may not be corresponding increases in investment income (if LIBOR increases but stays below the LIBOR floor rate of such investments) resulting in materially smaller distribution payments to the residual interest investors.

If the Company acquires more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including residual interest tranche investments in a CLO investment treated as a CFC), for which the Company is treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). The Company is required to include such deemed distributions from a CFC in its income and the Company is required to distribute such income to maintain its RIC status regardless of whether or not the CFC makes an actual distribution during such year.

If the Company acquires shares in “passive foreign investment companies” (“PFICs”) (including residual interest tranche investments in CLOs that are PFICs), the Company may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend to its stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Company to recognize its share of the PFICs income for each year regardless of whether the Company receives any distributions from such PFICs. The Company must nonetheless distribute such income to maintain its status as a RIC.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

Note 4. Capital
The Company offers three classes of shares: Class R shares, Class RIA shares and Class I shares. Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisers or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers. These classes of shares differ only with respect to the sales load purchasers in the offering must pay, as follows:

•For Class R shares, purchasers pay selling commissions of up to 6.0% and dealer manager fees of 2.0%;
•For Class RIA shares, purchasers pay dealer manager fees of 2.0%, but no selling commissions; and
•For Class I shares, purchasers pay no selling commissions or dealer manager fees.

The Company’s authorized stock consists of 200,000,000 shares of stock, par value $0.01 per share, all of which are initially designated as common stock comprising 180,000,000 of Class R shares, 10,000,000 of Class RIA shares and 10,000,000 of Class

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

I shares. Each class of shares has identical voting and distributions rights, and bear its own pro rata portion of the Company’s expenses and have the same net asset value.

On July 24, 2014, the Company entered into a stock purchase agreements with the Adviser. The Adviser contributed cash consideration of $40,006 to purchase 2,899 Class I common shares at $13.80 per share.

Transactions in shares of common stock were as follows during the year ended June 30, 2016:

Year ended June 30, 2016	Class R Shares		Class RIA Shares		Class I Shares		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	430,231	$6,398,454	993	$14,000	9,420	$130,000	440,644	$6,542,454
Shares issued from reinvestment of distributions	9,368	122,908	38	386	427	5,592	9,833	128,886
Net increase from capital transactions	439,599	$6,521,362	1,031	$14,386	9,847	$135,592	450,477	$6,671,340

Beginning with the quarter ended September 30, 2016, which is the calendar quarter ended following the one-year anniversary of the date that the Company met the Minimum Offering Requirement, and on a quarterly basis thereafter, the Company may offer to repurchase shares. The Company will not be required to repurchase shares and will only do so on such terms as may be determined by the Board.

Note 5. Revolving Credit Facility
On August 25, 2015, we closed on a credit facility with BNP Paribas Prime Brokerage International, Ltd. (the “Revolving Credit Facility”). The Revolving Credit Facility included an accordion feature which allowed commitments to be increased up to $25,000,000 in the aggregate. Interest on borrowings under the Revolving Credit Facility is three-month LIBOR plus 120 basis points with no minimum LIBOR floor.

As of June 30, 2016, we had $2,042,137 available to us for borrowing under the Revolving Credit Facility, of which the amount outstanding was $1,250,000. As additional eligible investments are pledged under the Revolving Credit Facility, we will generate additional availability up to the current commitment amount of $25,000,000. As of June 30, 2016, the investments, used as collateral for the Revolving Credit Facility had an aggregate fair value of $7,114,663 which represents 85% of our total investments.

The agreement governing our credit facility requires us to comply with certain financial and operational covenants. These covenants include:

•	Restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;

•	Restrictions on our ability to incur liens; and

•	Maintenance of a minimum level of stockholders’ equity.
As of June 30, 2016, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. Accordingly, there are no assurances that we will continue to comply with the covenants in our credit facility. Failure to comply with these covenants would result in a default under this facility which, if we were unable to obtain a waiver from the lenders thereunder, could result in an acceleration of repayments under the facility and thereby have a material adverse impact on our business, financial condition and results of operations.
During the year ended June 30, 2016, we recorded $10,716 of interest expense related to our revolving credit facility.

Note 6. Transactions with Affiliates
Investment Advisory Agreement
On September 2, 2014, the Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser. The Adviser manages the day-to-day investment operations of, and provides investment advisory services to, the Company. For providing these services, the Adviser is paid a base management fee and an incentive fee. The base management fee, payable quarterly in arrears, is calculated at an annual rate of 2.0% based on the average of the total assets as of the end of the two most recently completed calendar quarters. The Company also pays routine non-compensation overhead expenses of the Adviser in an amount up to 0.0625% per quarter (0.25% annualized) of the Company’s average total assets. The incentive fee is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

preceding quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees received) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement, the administration agreement and the investor services agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding calendar quarter, is compared to the preferred return rate of 1.5% per quarter (6.0% annualized). The Company pays the Adviser an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the preferred return rate; (2) 100% of the pre-incentive fee net investment income, if any, that exceeds the preferred return rate but is less than 1.875% in any calendar quarter (7.5% annualized); and (3) 20.0% of the pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter. These calculations are appropriately pro-rated for any period of less than three months. For the year ended June 30, 2016, there was $112,939 of base management fees charged and no incentive fees charged.

Expense Support and Conditional Reimbursement Agreement
On March 29, 2016, we entered into a Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”), which became effective as of the quarter ended June 30, 2016, with our Adviser, whereby our Adviser has agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less the sum of our net investment income, the net realized capital gains/losses and dividends and other distributions paid to us from our portfolio investments during such period (“Expense Support Reimbursement”). To the extent that there are no dividends or other distributions to our stockholders for which a record date has occurred in any given quarter, then the Expense Support Reimbursement for such quarter is equal to such amount necessary in order for available operating funds for the quarter to equal zero. Available operating funds is the sum of (i) our net investment income (minus any reimbursement payments payable to our Adviser), (ii) our net realized capital gains/losses and (iii) dividends and other distributions paid to us on account of our portfolio investments. Prior to the the third restatement of the Expense Support Agreement on March 29, 2016, gross unrealized losses were included in the calculation of available operating funds, as a reduction to available operating funds. The terms of the Expense Support Agreement commenced with the calendar quarter ended March 31, 2014 and continue quarterly thereafter until the date upon which the public offering period of shares of common stock ends, unless extended mutually by us and our Adviser. Any payments required to be made by our Adviser under the Expense Support Agreement (an “Expense Payment”) for any quarter shall be paid by our Adviser to us in any combination of cash or other immediately available funds, and/or offsets against amounts otherwise due from us to our Adviser, no later than the earlier of (i) the date on which we close our books for such quarter and (ii) sixty days after the end of such quarter, or at such later date as determined by us (the “Expense Payment Date”). We have a conditional obligation to reimburse our Adviser for any amounts funded by our Adviser under the Expense Support Agreement. Following any calendar quarter in which available operating funds in such calendar quarter exceed the cumulative distributions to stockholders for which a record date has occurred in such calendar quarter (“Excess Operating Funds”) on a date mutually agreed upon by our Adviser and us (each such date, a “Reimbursement Date”), we shall pay such Excess Operating Funds, or a portion thereof, to the extent that we have cash available for such payment, to our Adviser until such time as all Expense Payments made by our Adviser to us have been reimbursed; provided that (i) the operating expense ratio as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the annualized distribution rate, which includes all regular cash distributions paid and excludes special distributions or the effect of any stock dividends paid, as of such Reimbursement Date is equal to or greater than the annualized distribution rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date is not earlier than three years prior to the Reimbursement Date. The purpose of the Expense Support Agreement is to minimize such distributions from us being characterized as returns of capital for U.S. GAAP purposes and to reduce operating expenses until we have raised sufficient capital to be able to absorb such expenses. However, such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

The following table provides information regarding liabilities incurred by the Adviser pursuant to the Expense Support Agreement:

Period Ended	Expense Support Payments Due from Adviser	Expense Support Payments Reimbursed to Adviser	Unreimbursed Support Payments	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
September 30, 2014	$161,671	—	$161,671	N/A	N/A	September 30, 2017
December 31, 2014	470,161	—	470,161	N/A	N/A	December 31, 2017
March 31, 2015	401,480	—	401,480	N/A	N/A	March 31, 2018
June 30, 2015	288,510	—	288,510	16.39%	N/A	June 30, 2018
September 30, 2015	397,382	—	397,382	8.52%	6.00%	September 30, 2018
December 31, 2015	320,756	—	320,755	8.66%	6.00%	December 31, 2018
March 31, 2016	344,176	—	334,176	7.36%	6.00%	March 31, 2019
June 30, 2016	119,048	—	126,468	3.52%	6.00%	June 30, 2019
		Total	$2,500,603

(1)Operating expense ratio is as of the date the expense support payment obligation was incurred by the Adviser and includes all expenses borne by the Company, except for organizational and offering expenses, base management fees, and any interest expense attributable to indebtedness incurred by the Company.

(2)Annualized distribution rate equals the annualized rate of distributions to stockholders based on the amount of the regular dividends paid immediately prior to the date the expense support payment obligation was incurred by the Adviser. Annualized distribution rate does not include bonus dividends paid to stockholders.

During the year ended June 30, 2016, the Adviser paid the Company $2,374,135 for expense support pursuant to the Expense Support Agreement. As of June 30, 2016, $126,468 of expense support is due from the Adviser to the Company, which is presented net of amounts due to the Adviser, on the Statement of Assets and Liabilities.

Administration Agreement
On September 2, 2014, the Company entered into an administration agreement (the “Administration Agreement”) with Prospect Administration LLC (the “Administrator”), an affiliate of the Adviser. The Administrator performs, oversees and arranges for the performance of administrative services necessary for the operation of the Company. These services include, but are not limited to, accounting, finance and legal services. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s actual and allocable portion of expenses and overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and the Company’s allocable portion of the costs of its Chief Financial Officer and Chief Compliance Officer and his staff. For the year ended June 30, 2016, administrative costs incurred by the Company to the Administrator were $398,676. As of June 30, 2016, $30,148 was payable to the Administrator.

Investor Services Agreement
The Company also entered into an investor services agreement (the “Investor Services Agreement”) under which the Company reimburses BHH for providing investor relations support and related back-office services with respect to the Company’s investors.

Commissions and fees on shares sold
Provasi Securities, LP (the “Dealer Manager”), an indirect wholly-owned subsidiary of BHH, acts as dealer manager for the offering and manages a group of participating broker-dealers, including other unaffiliated broker-dealers who enter into participating broker-dealer agreements with the Dealer Manager. The Company has agreed to pay the Dealer Manager selling commissions in the amount of 6.0% of the selling price of each Class R share for which a sale is completed from the shares offered in the offering.

As compensation for acting as the Dealer Manager, the Company has agreed to pay the Dealer Manager a dealer manager fee in the amount of 2.0% of the selling price of each Class R share for which a sale is completed from the Class R or RIA Shares offered in the Offering. The Dealer Manager is expected to re-allow the full amount of selling commissions to participating broker-dealers and may re-allow up to 1.15% of the dealer manager fee to participating broker-dealers for reimbursement of marketing expenses.

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

For the year ended June 30, 2016, fees and expenses incurred by the Company related to its affiliates or subsidiaries of its affiliates were as follows:

Related Party	Source Agreement	Description	Expense	Payable (Receivable)
Pathway Energy Infrastructure Management, LLC	Investment Advisory Agreement	Base management fee(1)	$112,939	$(2,201)
Prospect Administration LLC	Administration Agreement	Administrator fee	398,676	30,148
Behringer Harvard Priority Investor Services	Dealer Manager Agreement	Commissions and fees on shares sold(2)	461,367	—
Pathway Energy Infrastructure Management, LLC	Investment Advisory Agreement	Routine non-compensation overhead expenses(3)	14,117	(600)
Behringer Harvard Holdings, LLC	Investor Services Agreement	Investor services fee(4)	101,516	25,000
(1) Presented net as part of due from adviser on the Statement of Assets and Liabilities.
(2)During the year ended ended June 30, 2016, selling commissions were $343,715 and dealer-manager fees were $117,652.
(3) Presented net as part of due from adviser on the Statement of Assets and Liabilities and as part of Adviser shared service expense in the Statement of Operations.
(4) Presented net as part of due from adviser on the Statement of Assets and Liabilities as a component of operating expenses paid by the Adviser on behalf of the Company and as part of Adviser shared service expense in the Statement of Operations.
Offering Costs
The Adviser, on behalf of the Company, paid or incurred offering costs of $302,774 during the year ended June 30, 2016. Offering costs incurred for the six-months ended December 31, 2015, which was $211,321, were charged against additional paid-in capital. As of January 1, 2016 the Company changed its accounting policy related to offering costs and they are deferred to assets when incurred and amortized over a 12 month period on a straight line basis. As of June 30, 2016, $83,070 remains as a deferred asset on the Statement of Assets and Liabilities, while $175,380 has been amortized to expense in the Statement of Operations.

As of June 30, 2016, total due to the Adviser for organization, offering, and operating expenses paid on behalf of the Company was $1,522,498, which is broken out as follows:

Fiscal Year Ended	Organization and Offering Costs (“O&O”)	Operating Expenses (“OpEx”) paid on behalf of the Fund	Total Due to Adviser for O&O and OpEx paid on behalf of the Fund
June 30, 2013	$597,784	$—	$597,784
June 30, 2014	339,610	—	339,610
June 30, 2015	364,065	430,164	794,229
June 30, 2016	302,773	352,918	655,691
Reimbursements made during 2016	(129,992)	(734,825)	(864,817)
	$1,474,240	$48,257	$1,522,497

Upon achieving the Minimum Offering Requirement, the Adviser was entitled to receive up to 5.0% of the gross proceeds from the offering as reimbursement for organizational and offering expenses that it has funded, until all of the organizational and offering costs incurred and/or paid by the Adviser have been recovered. On September 2, 2014, the Adviser agreed to reduce such reimbursement and accept a maximum of 2.0% of the gross proceeds of the offering of the Company’s securities until all of the organizational and offering expenses incurred and/or paid by the Adviser have been recovered.

Payments by Adviser

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

During the year ended June 30, 2016, the Adviser made a payment to the Company in the amount of $17,221, which was calculated as a reasonable rate of interest that could have been charged on amounts owed from the Adviser to the Company during the period from September 2, 2014 through September 30, 2015.

Co-Investments
On February 10, 2014, the Company received an exemptive order from the SEC (the “Order”) that gave it the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., subject to the conditions included therein. Under the terms of the relief permitting the Company to co-invest with other funds managed by the Company’s Adviser or its affiliates, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies. In certain situations where co-investment with one or more funds managed by the Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Company will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

As of June 30, 2016, the Company and Priority Income Fund, Inc. (“PRIS”), a closed-end fund managed by an affiliate of Prospect Capital Management, both hold Carlyle Global Market Strategies CLO 2012-4, Ltd., GoldenTree 2013-7A, Madison Park Funding XIII, Ltd., Madison Park Funding XIV, Ltd., Octagon Investment Partners XXI, Ltd., Voya IM CLO 2013-1, Ltd., and Voya CLO 2016-1, Ltd. These are not considered co-investments pursuant to the Order as they were purchased on the secondary market.

Allocation of Expenses
For CLOs, the cost of valuation services with regard to such investments is initially borne by PRIS, which then allocates to the Company its proportional share of such expense. During the year ended June 30, 2016, PRIS has incurred $6,881 in expenses related to valuation services that are attributable to the Company. The Company reimbursed PRIS for these expenses.

Officers and Directors
Certain officers and directors of the Company are also officers and directors of the Adviser and its affiliates. There were no fees paid to the independent directors of the Company as the Company did not exceed the minimum net asset value required (i.e., greater than $100 million) to receive a fee for the year ended June 30, 2016. The officers do not receive any direct compensation from the Company.

Note 7. Dividends and Distributions
Dividends from net investment income and capital gain distributions are determined in accordance with U.S. federal income tax regulations, which differ from U.S. GAAP.

The following table reflects the distributions per share that the Company declared or paid to its stockholders during the year ended June 30, 2016. Stockholders of record as of each respective record date were or will be entitled to receive the distribution.

Record Date	Payment Date	Total Amount per Share(a)	Amount Distributed
October 2, 2015	October 5, 2015	$0.09616	$25,464
October 6, 2016	November 2, 2015	0.06904	19,320
November 6, 13, 20, and 27, 2015	November 30, 2015	0.06904	21,701
December 4, 11, 18, and 28, 2015	December 29, 2015	0.06904	24,756
January 4, 8, 15, 22, and 29, 2016	February 1, 2016	0.08630	32,022
February 5, 12, 19 and 26, 2016	February 29, 2016	0.06904	27,338
March 4, 11, 18 and 28, 2016	March 29, 2016	0.06904	28,793
April 1, 8, 15, 22, and 29, 2016	May 2, 2016	0.08630	37,652
May 6, 13, 20, and 27, 2016	May 31, 2016	0.06904	30,950
June 3, 10, 17 and 24, 2016	June 27, 2016	0.06904	31,854
Total declared and distributed for the year ended June 30, 2016			$279,850

(a)Total amount per share represents the total distribution rate for the record dates indicated.

Dividends and distributions to stockholders are recorded on the record date. The table above includes distributions with record dates during the periods ended June 30, 2016 and does not include distributions previously declared to stockholders of record on any future dates, as those amounts are not yet determinable. The following dividends were previously declared and will be payable subsequent to June 30, 2016 universally for Class R, Class RIA, and Class I shares:

Record Date	Payment Date	Total Amount per Share(a)
July 1, 8, 15, 22 and 29, 2016	August 1, 2016	$0.08630
August 5, 12, 19, and 26, 2016	August 29, 2016	0.06904
September 2, 9, 16, 23 and 30, 2016	October 3, 2016	0.08630

(a)Total amount per share represents the total distribution rate for the record dates indicated.

The Company may fund its distributions to stockholders from any sources of funds available, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets and expense reimbursements from the Adviser, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through dividends will be distributed after payment of fees and expenses.

Following commencement of the Company’s continuous public offering, substantial portions of the Company’s dividends to stockholders have been funded through reimbursement of operating expenses by the Adviser that are subject to repayment by the Company. The purpose of this arrangement was to ensure that no portion of the Company’s dividends to stockholders was paid from offering proceeds. Any such dividends funded through Expense Payments were not based on the Company’s investment performance. The reimbursement of these Expense Payments owed to the Adviser will reduce the future distributions to which stockholders would otherwise be entitled. For the year ended June 30, 2016, the Company was not obligated to repay any amounts to the Adviser for Expense Payments. There can be no assurance that the Company will achieve the performance necessary to sustain its dividends or that the Company will be able to pay dividends at a specific rate or at all.

The Company has adopted an “opt in” distribution reinvestment plan pursuant to which stockholders may elect to have the full amount of distributions reinvested in additional shares. Stockholders will receive distributions in cash unless specifically “opting in” to the distribution reinvestment plan to have cash distributions reinvested in additional shares of the Company. Reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. There will be no selling commissions, dealer manager fees or other sales charges for shares issued under the distribution reinvestment plan.

Note 8. Income Taxes
The information presented in this footnote is based on both the fiscal and tax year ended June 30, 2016.

For income tax purposes, dividends paid and distributions made to shareholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of dividends paid to shareholders during the year ended June 30, 2016 was as follows:

Year Ended June 30, 2016
Ordinary income	$279,850
Capital gain	—
Return of capital	—
$279,850

While the tax character of dividends paid to shareholders for the year ended June 30, 2016 is expected to be characterized as ordinary income, the final determination of the tax character of dividends for this period will not be made until we file our tax returns for the tax year ended June 30, 2016.

Taxable income generally differs from GAAP net income resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following reconciles the GAAP net income resulting from operations to taxable income for the year ended June 30, 2016:

Year Ended June 30, 2016
Net increase in net assets resulting from operations	$404,519
GAAP to tax related difference from investments in CLOs	(5,273)
Net unrealized depreciation on investments	9,428
Excise tax expense	12,432
Amortization of offering costs	175,380
$596,486

Capital losses in excess of capital gains earned in a tax year may generally be carried forward indefinitely and used to offset capital gains, subject to certain limitations and are allowed to retain their character as either short-term or long-term losses. As such, the capital loss carryforwards generated by us from inception will not be subject to expiration. As of June 30, 2016, we did not have any capital loss carryforwards available for use in later tax years.

As of June 30, 2016, the cost basis of investments for tax purposes was $8,381,625 resulting in estimated gross unrealized appreciation and depreciation of $246,596 and $249,355, respectively

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may differences in the book and tax basis of certain assets and liabilities, amortization of offering costs and nondeductible federal excise taxes, among other items. During the year ended June 30, 2016 we increased undistributed net investment income by $187,812 and decreased additional paid in capital by $187,812.

Note 9. Concentration and Credit Risk

We anticipate that our portfolio will be comprised primarily of income-oriented securities, which includes debt securities and income-focused preferred and common equity interests, of private or public Energy Companies within North America. We will dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured floating rate loans) and less invested in other types of credit instruments. These securities will be generally rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. We currently intend to initially weight our portfolio towards senior secured and unsecured debt.

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company’s portfolio may be concentrated in a limited number of investments in CLO vehicles, which is subject to a risk of loss if that sector experiences a market downturn. The Company is subject to credit risk in the normal course of pursuing its investment objectives. The Company’s maximum risk of loss from credit risk for portfolio investments is the inability of the CLO collateral managers to return up to the cost value due to loan defaults occurring in the underlying CLOs.

As the interest rate on our revolving credit facility is at a variable rate based on an index, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, an increase in market interest rates could both reduce the value of our portfolio investments and increase our cost of capital, which could reduce our net investment income or net increase in net assets resulting from operations.

If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize our debt holding as an equity investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. For example, we could become subject to a lender’s liability claim, if, among other things, we actually render significant managerial assistance.

Note 10. Commitments and Contingencies
The Company has a conditional obligation to reimburse the Adviser for any amounts funded by the Adviser under the Expense Support Agreement if (and only to the extent that), following any fiscal quarter occurring within three years of the date on which the Adviser incurred the liability for such amount, Available Operating Funds exceeds the distributions paid by the Company to stockholders to the extent that the Company has cash available for such payment. The Company will only make reimbursement payments if its operating expense ratio is equal to or less than its operating expense ratio at the time the corresponding expense payment was incurred and if the annualized rate of the Company’s regular cash distributions to stockholders is equal to or greater than the annualized rate of its regular cash distributions to stockholders at the time the corresponding expense payment was incurred. No reimbursement will be paid to the Adviser more than three years after such corresponding expense payment was incurred. The Company is unable to estimate the amount that would be reimbursable to the Adviser at the time the above event occurs. However, the maximum exposure to the Company is the total of the Expense Payments from the Adviser. As of June 30, 2016, the amount of expense support that is conditionally reimbursable by the Company to the Adviser is $2,500,603.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

Note 11. Financial Highlights
The following is a schedule of financial highlights for the period ended June 30, 2016. Although the Company offers three classes of shares, the difference is only with respect to the sales load purchasers in the offering must pay. Each class of shares has identical voting and distributions rights, and bears its own pro rata portion of the Company’s expenses and has the same net asset value. As such, the financial highlights is presented for the Company as a whole.

PATHWAY ENERGY INFRASTRUCTURE FUND, INC.
Notes to Financial Statements
June 30, 2016

Year Ended
June 30, 2016
Per share data:
Net asset value, beginning of year(a)	$13.80

Net investment income(b)	1.21
Net unrealized loss(b)	(0.03)
Net increase in net assets resulting from operations	1.18
Dividends to stockholders from net investment income(d)	(0.75)
Offering costs(b)	(0.62)
Other(c)	(0.80)
Net asset value, end of year	$12.81

Total return, based on NAV(e)	(1.75)%
Supplemental Data:
Net assets, end of year	$5,976,355
Ratio to average net assets:
Expenses without reimbursements	36.65%
Expenses after reimbursements	3.41%
Net investment income	11.50%

Portfolio turnover	4.27%

(a)Represents the net offering price per share at on June 30, 2015. On August 25, 2015, the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments.

(b)Calculated based on weighted average shares outstanding.
(c)The amount shown represents the balancing figure derived from the other figures in the schedule.
(d)The per share data for dividends is the actual amount of dividends paid or payable per share of common stock outstanding during the year. Dividends per share are rounded to the nearest $0.01.
(e)Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the period and assumes that dividends are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.

Note 12. Subsequent Events
On June 20, 2016, the Board declared a regular distribution to stockholders in the amount of $0.01726 per share per week to stockholders of record as of July 1, 8, 15, 22, and 29 to be paid on August 1, 2016.

On June 20, 2016, the Board declared a regular distribution to stockholders in the amount of $0.01726 per share per week to stockholders of record as of August 5, 12, 19, and 26 to be paid on August 29, 2016.

On June 20, 2016, the Board declared a regular distribution to stockholders in the amount of $0.01726 per share per week to stockholders of record as of September 2, 9, 16, 23, and 30 to be paid on October 3, 2016.

During the period from June 30, 2016 through August 29, 2016, we have raised $350,295 of capital, net of offering proceeds, through the issuance of 25,384 shares.

During the period from June 30, 2016 through August 29, 2016, we made two additional investments in existing bond investments totaling $126,000.

PART C

Other Information

Item 25.  Financial Statements and Exhibits

(1)    Financial Statements

Financial statements are presented in the statement of additional information.

(2)    Exhibits

(a)	Articles of Incorporation of the Registrant(1)
(b)	Bylaws of the Registrant(1)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference)
(e)	Form of Distribution Reinvestment Plan(2)
(g)	Form of Investment Advisory Agreement by and between the Registrant and Pathway Energy Infrastructure Management, LLC(2)
(h)(1)	Form of Dealer Manager Agreement(2)
(h)(2)	Form of Selected Dealer Agreement (included as Exhibit A to the Form of Dealer Manager Agreement)(2)
(j)	Custodian Agreement(2)
(k)(1)	Form of Administration Agreement by and between the Registrant and Prospect Administration LLC(2)
(k)(2)	Form of Investor Services Agreement by and between the Registrant and Behringer Harvard Pathway Investor Services LLC(3)
(k)(3)	Form of Escrow Agreement(3)
(k)(4)	Form of Trademark License Agreement by and between the Registrant and Pathway Energy Infrastructure Management, LLC(3)
(k)(5)	Third Amended and Restated Expense Support and Conditional Reimbursement Agreement by and between the Registrant and Pathway Energy Infrastructure Management, LLC(7)
(k)(6)	Form of Deferral of Certain Expense Reimbursement Payments letter, dated September 2, 2014, between the Registrant and Pathway Energy Infrastructure Management, LLC(5)
(k)(7)	Committed Facility Agreement, dated as of August 25, 2015, by and between the Registrant and BNP Paribas Prime Brokerage International, Ltd.(6)
(k)(8)	U.S. PB Agreement, dated as of August 25, 2015, by and between the Registrant and BNP Paribas Brokerage International, Ltd.(6)
(k)(9)	Special Custody and Pledge Agreement, dated as of August 25, 2015, by and among U.S. Bank, N.A., the Registrant and BNP Paribas Prime Brokerage International, Ltd.(6)
(l)	Opinion of Venable LLP, as special Maryland counsel for the Registrant(3)
(n)(1)	Consent of Venable LLP, as special Maryland counsel for the Registrant (incorporated by reference to Exhibit (l) hereto)
(n)(2)	Consent of Independent Registered Public Accounting Firm*
(n)(3)	Power of Attorney(1)
(r)	Code of Ethics(4)

(1)	Incorporated by reference to Registrant’s Form N-2 (File Nos. 333-186877 and 811-22807) filed on February 26, 2013.
(2)	Incorporated by reference to Registrant’s Form N-2 (File Nos. 333-186877 and 811-22807) filed on August 9, 2013.
(3)	Incorporated by reference to Registrant’s Form N-2 File Nos. 333-186877 and 811-22807) filed on February 14, 2014.
(4)	Incorporated by reference to Registrant’s Form N-2 File Nos. 333-186877 and 811-22807) filed on September 2, 2015.
(5)	Incorporated by reference to Registrant’s Form N-2 File Nos. 333-186877 and 811-22807) filed on October 21, 2015.
(6)	Incorporated by reference to Registrant’s Form N-2 Post-Effective Amendment No. 5 (File Nos. 333-186877 and 811-22807) filed on November 10, 2015.
(7)	Incorporated by reference to Registrant’s Form N-2 Post-Effective Amendment No. 6 (File Nos. 333-186877 and 811-22807) filed on March 31, 2016.
*	Filed herewith.

Item 26.  Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.  Other Expenses of Issuance and Distribution

SEC registration fee	$204,600
FINRA filing fee	225,500
Advertising and sales literature	8,000,000
Accounting fees and expenses	1,000,000
Legal fees and expenses	1,500,000
Due diligence expenses	2,600,000
Printing and engraving	600,000
Seminars	265,000
Transfer agent fees	4,000,000
Miscellaneous fees and expenses	4,104,900
Total	$22,500,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.  Persons Controlled by or Under Common Control

See “Management” in the Prospectus and “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the Statement of Additional Information contained herein.

Item 29.  Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital shares at October 14, 2016.

Title of Class	Number of Record Holders
Shares of common stock	264

Item 30.  Indemnification

Directors and Officers

Reference is made to Section 2-418 of the Maryland General Corporation Law and the Registrant’s charter and bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Pathway Energy Infrastructure Management, LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC’s services under the Administration Agreement or otherwise as administrator for the Registrant. Similar provisions are made with respect to a subsidiary of Behringer Harvard and its representatives under the Investor Services Agreement.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31.  Business and Other Connections of Investment Advisers

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory Agreement.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-79099), and is incorporated herein by reference.

Item 32.  Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Pathway Energy Infrastructure Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016;

(2)    the Transfer Agent, DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105;

(3)    the Custodian, U.S. Bank National Association, 1719 Range Way, Florence, South Carolina 29501;

(4)	the Adviser, Pathway Energy Infrastructure Management, LLC, 10 East 40th Street, 42nd Floor, New York, New York 10016; and

(5)    the Administrator, Prospect Administration LLC, 10 East 40th Street, 42nd Floor, New York, New York 10016.

Item 33.  Management Services

Not Applicable.

Item 34.  Undertakings

We hereby undertake:

(1)
to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

	(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5)
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

	(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii)
the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

	(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(7)	to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 19, 2016.

Pathway Energy Infrastructure Fund, Inc.

By	/s/ M. GRIER ELIASEK
	Name:	M. Grier Eliasek
	Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	/s/ M. GRIER ELIASEK	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	October 19, 2016
M. Grier Eliasek

	/s/ BRIAN H. OSWALD	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	October 19, 2016
Brian H. Oswald

	/s/ ROBERT S. AISNER*	Director	October 19, 2016
Robert S. Aisner

	/s/ ANDREW C. COOPER*	Director	October 19, 2016
Andrew C. Cooper

	/s/ WILLIAM J. GREMP*	Director	October 19, 2016
William J. Gremp

	/s/ EUGENE S. STARK*	Director	October 19, 2016
Eugene S. Stark

*By:	/s/ M. GRIER ELIASEK
as Attorney-in-Fact